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As filed with the Securities and Exchange Commission on June 8, 2004

Registration No. 333-113982

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AFFINITY GROUP, INC.*
(Exact name of registrant as
specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7900 (Primary Standard Industrial Code Number)	13-3377709 (I.R.S. Employer Identification No.)

2575 Vista Del Mar Drive
Ventura, CA 93001
805-667-4100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Thomas F. Wolfe, Chief Financial Officer Affinity Group, Inc. 2575 Vista Del Mar Drive Ventura, CA 93001 805-667-4100	Catherine A. Bartlett Kaplan, Strangis and Kaplan, P.A. 90 South Seventh Street, Suite 5500 Minneapolis, MN 55402 612-375-1138

(Names and addresses, including zip codes, and telephone numbers, including area codes, of agents for service)

*The Co-Registrants listed on the next page are also included in this Form S-4 Registration Statement as additional Registrants. The Co-Registrants are the direct and indirect subsidiaries of the Registrant and the guarantors of the notes to be registered hereby.

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)

9% Senior Subordinated Notes due 2012	$200,000,000	100%	$200,000,000	$25,340

Guarantees of 9% Senior Subordinates Notes due 2012	—	—	—	None(3)

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)
Each subsidiary of Affinity Group, Inc. that is listed on the table of Additional Registrants on the following page will guarantee the notes being registered hereby.

(3)
Pursuant to Rule 457(n) of the Securities Act, no separate consideration will be received for the Guarantees and, therefore, no additional registration fee is required.

        Each Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANTS

Name	State or other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number
Affinity Advertising, LP	Minnesota	36-4479428
Affinity Brokerage, Inc.	Delaware	77-0450002
Affinity Road and Travel Club, Inc.	Texas	23-2066824
Camp Coast to Coast, Inc.	Delaware	13-3377711
Camping Realty, Inc.	Kentucky	62-1357841
Camping World, Inc.	Kentucky	61-1217779
Camping World Insurance Services of Nevada, Inc.	Nevada	88-0447614
Camping World Insurance Services of Texas, Inc.	Texas	74-2999476
Coast Marketing Group, Inc.	Delaware	36-4283353
CWI, Inc.	Kentucky	61-0994306
CW Michigan, Inc.	Delaware	31-1552845
Ehlert Publishing Group, Inc.	Minnesota	41-1593263
Golf Card International Corp.	Delaware	87-0511642
Golf Card Resort Services, Inc.	Delaware	84-1238913
GSS Enterprises, Inc.	Delaware	84-1238910
Power Sports Media, Inc.	Delaware	36-4483237
TL Enterprises, Inc.	Delaware	84-1236595
VBI, Inc.	Delaware	95-4284593

The address of each of the Co-Registrants is c/o Affinity Group, Inc., 2575 Vista Del Mar Drive, Ventura, CA 93001, telephone 805-667-4100.

The name and address, including zip code, of the agent for service for each of the Co-Registrants is Thomas F. Wolfe, Chief Financial Officer of Affinity Group, Inc., 2575 Vista Del Mar Drive, Ventura, CA 93001, telephone 805-667-4100.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 8, 2004.

PROSPECTUS

AFFINITY GROUP, INC.

$200,000,000 aggregate principal amount of registered
9% Senior Subordinated Notes due 2012
for any and all of a like principal amount of outstanding unregistered
9% Senior Subordinated Notes due 2012

        We are offering to exchange 9% senior subordinated notes due 2012 (the "exchange notes") that have been registered under the Securities Exchange Act of 1933, as amended (the "Securities Act"), for any and all of the $200,000,000 aggregate principal amount outstanding of our 9% senior subordinated notes due 2012 (the "old notes") that were issued and sold by us on February 18, 2004 in a private offering exempt from registration under the Securities Act. This offer to exchange is subject to the conditions set forth in this prospectus and the accompanying letter of transmittal.

Material Terms of this Exchange Offer

  •
  The exchange offer expires at 5:00 p.m., New York City time, on            , 2004, unless extended.

  •
  We will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

  •
  You may withdraw tendered old notes at any time prior to the expiration of this exchange offer.

  •
  You may tender old notes only in denominations of $1,000 and multiples of $1,000.

  •
  The exchange of old notes for exchange notes pursuant to this exchange offer will not be a taxable event for U.S. federal income tax purposes.

  •
  The terms of the exchange notes are substantially identical to the old notes, except for certain transfer restrictions and registration rights relating to the old notes, and will be guaranteed by our present and future subsidiaries on terms substantially identical in all material respects to the guarantees of the old notes.

  •
  We will not receive any proceeds from this exchange offer.

  •
  Affiliates of our company may not participate in this exchange offer.

  •
  We do not intend to apply for listing of the exchange notes on any securities exchange or to seek approval for quotation of the exchange notes through an automated quotation system.

        See "Risk Factors" beginning on page 17 of this prospectus to read about factors you should consider before making an investment in the exchange notes.

        Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                        , 2004.

FORWARD-LOOKING STATEMENTS

        We make "forward-looking statements" throughout this prospectus. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe," "expect" or "anticipate" will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe they are reasonable. We do not guarantee that the transactions and events described in this prospectus will happen as described (or that they will happen at all). You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even though our situation will change in the future.

        Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are outside our control, any one of which, or a combination of which, could materially affect the results of our operations and whether the forward-looking statements made by us ultimately prove to be accurate, including:

  •
  our substantial indebtedness;

  •
  our future profitability;

  •
  consumer spending;

  •
  fuel prices;

  •
  general economic conditions;

  •
  economic conditions in the RV industry;

  •
  regulatory changes;

  •
  our relationships with marketing partners;

  •
  our ability to attract and retain members;

  •
  competition; and

  •
  increase in paper, postage and shipping costs.

PROSPECTUS SUMMARY

        The following summary highlights selected information about this offering. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document. As used in this prospectus, unless the context indicates otherwise: "we," "our" and "us" refer to Affinity Group, Inc. and its consolidated subsidiaries. Unless stated otherwise, all membership and circulation data is given as of December 31, 2003.

The Company

        We are a member-based direct marketing organization targeting North American recreational vehicle or RV owners and outdoor enthusiasts. Our club members form a receptive audience to which we sell products, services, merchandise and publications targeted to their specific recreational interests. In addition, we are a specialty retailer of RV-related products. We operate through three principal lines of business, including (i) club memberships and related products and services, (ii) subscription magazines and other publications including directories, and (iii) specialty merchandise sold primarily through our 36 Camping World retail supercenters, mail order catalogs and the Internet.

        There are approximately 1.8 million dues paying members enrolled in our clubs. We currently have 5.9 million in aggregate circulation and approximately 1.2 million paid subscriptions across our 43 publications. For the year ended December 31, 2003, our actual revenue, operating income and net income were $425.4 million, $46.2 million and $24.4 million, respectively. Pro forma EBITDA (as defined in "Summary Historical Consolidated Financial and Other Data") and pro forma net income were $55.9 million and $13.2 million, respectively.

Membership Clubs, Products and Services

        We operate four membership clubs including the Good Sam Club, President's Club, and Coast to Coast Club which are directed toward RV owners, campers and outdoor vacationers, as well as the Golf Card Club which targets golfers. These clubs offer a wide variety of discounts and benefits, the average estimated value of which significantly exceeds the cost of membership. Membership in each club is sold individually and although the Good Sam Club, President's Club and Coast to Coast Club all service the RV community, there is little direct competition between our clubs in terms of the benefits offered. Consequently, approximately 27% of our club members belong to more than one club at any given time.

        We promote products and services that either address the specific needs of RV owners or are designed for people who fit the demographic characteristics of our club members, publication subscribers or Camping World customers. We leverage the large membership base of our four membership clubs, our publications' subscribers and our Camping World customers to market our products and services. These products and services include emergency road service, or ERS, various forms of insurance, extended warranty and credit cards. All of our products and services are provided by third parties that pay us a marketing fee based on referrals, with the exception of ERS, where we outsource the service to Cross Country Motor Club, Inc., a third party nationwide motor club.

Publications

        We publish and distribute a variety of specialty publications for select markets in the recreation and leisure industry, including general circulation periodicals, club magazines, directories, and RV industry trade magazines. As of December 31, 2003, we had 5.9 million in aggregate circulation and approximately 1.2 million paid subscriptions across our 43 publications.

        We believe that the focused audience of each of our publications is an important factor in attracting advertisers, which include manufacturers of RVs and RV-related products, campground operators and large national RV dealerships as well as manufacturers of power sports vehicles and accessories. Our publications often represent a primary advertising channel for their particular market segments affording us significant leverage with our advertisers. As a result, we have experienced significant stability in advertising spending from year to year.

Camping World

        Our Camping World subsidiary is a national specialty retailer of merchandise, accessories and services for RV owners and camping enthusiasts. We believe that Camping World's position in the RV accessory industry results from a high level of positive brand recognition, an effective triple channel distribution strategy (stores, catalogs and online) and a commitment to offer a broad selection of specialized RV products and services at competitive prices combined with technical assistance and on-site installation. We opened three Camping World supercenters in 2004, including our 36th Camping World supercenter in the second quarter of 2004. Our Camping World supercenters offer approximately 8,000 items, of which we estimate approximately 70% are not regularly available in general merchandise stores. In addition, Camping World's supercenters provide installation and repair services for RV products which are not available at other retail outlets. During the year ended December 31, 2003, we distributed 4.2 million Camping World catalogs to targeted customers within our database, selected campground sites and our Camping World supercenters.

        Camping World supercenters are strategically located in areas where high concentrations of RV owners live or in proximity to destinations frequented by RV users. We seek to locate our supercenters next to RV dealerships, which provides us with increased retail traffic. Where possible, we seek to enhance the benefits of locating next to RV dealerships through a dealer alliance program by entering into cooperative operating agreements with those dealerships. At present, 15 Camping World supercenters are located next to RV dealerships; of those, seven Camping World supercenters are part of our dealer alliance program. We opened three Camping World supercenters so far in 2004, and our current strategy is to open three additional Camping World supercenter next to an RV dealership as part of the dealer alliance program during 2004. Additionally, we have installed in-store kiosks in our Camping World supercenters to market our subscription-based products and services, including vehicle insurance, extended warranty and ERS. Camping World's supercenters are designed to provide one-stop shopping by combining broad product selection, technical assistance and on-site installation services.

Competitive Strengths

        We believe that our key competitive strengths are as follows:

        Stable, Recurring Cash Flow Stream.    Our membership clubs, subscription-based products and services and publications businesses historically have provided a recurring cash flow stream through a core base of customers. Our four membership clubs have a historical average renewal rate of 67%, which we believe compares favorably to other subscription-based businesses. Similarly, our subscription-based products and services also historically have experienced high renewal rates, averaging over 85% over the past four years for our largest product and service offerings (ERS, RV vehicle insurance and extended warranty). Additionally, we believe that the stability of our circulation base is attributable to the fact that our most significant titles are the dominant publications in their respective niches.

        Established Market Positions.    We are an established direct marketing organization targeting North American RV owners and outdoor enthusiasts with comprehensive targeted product offering. Our Good Sam Club, which was founded in 1966, and President's Club, which was founded in 1986, are both long- established RV membership clubs in North America. Camping World is a long-established national specialty retailer of merchandise accessories and services for RV owners and camping enthusiasts.

        We believe our significant size relative to our competition is a meaningful advantage that provides us greater leverage to negotiate benefits and discounts with third-party service providers for our members and consequently enhances the value of our product and service offerings. Additionally, these negotiating and pricing advantages allow us to increase membership dues without risking the loss of members, who are compensated by additional savings. These advantages compound as new customers are drawn to the higher savings earned by our club members. Our 1.8 million club members and the 7.3 million consumers in our proprietary database serve as a unique, captive audience for direct marketing, which significantly lowers customer acquisition costs relative to our competitors and facilitates cost-effective cross-selling.

        Largely Recession Resistant.    We believe the characteristics of our business mitigate the effects of economic downturns on our operating performance. While the sale of new RVs is generally influenced by economic conditions, our financial performance historically has shown little correlation to changes in the Gross Domestic Product, gas prices or even new RV shipments. We believe this is due in part to the small cost of our products and services relative to the cost of purchasing an RV and to the fact that our clubs provide average annual savings significantly in excess of the annual dues. We market our clubs, products and services to a sizable existing installed base of 6.9 million RV owners, which affords us the ability to continue to attract new customers irrespective of new RV sales. During an economic downturn, we believe the sales of our products may increase because RV owners may be more likely to take vacations utilizing RVs, as such vacations generally are less expensive than vacations necessitating plane or train travel and hotel accommodations.

        Favorable Demographic Trends.    Favorable demographic trends, in particular the aging of the "baby boomers," indicate that RV ownership should increase during the next 10 years. Overall RV ownership rates have historically been highest, with 14% penetration, in the 55-64 age bracket, an age group that is expected to grow 45% by 2010, according to the 2001 University of Michigan Survey Research Center study of RV owners sponsored by the Recreational Vehicle Industry Association, or the RV Survey. Furthermore, the 45-54 age bracket, which maintains the second highest ownership rate of RVs, is expected to grow 15% by 2010. The growth in these age groups is expected to generate dramatic growth in the pool of potential RV consumers. Also, according to the RV Survey, this age group shift will drive the number of households that own at least one RV from 6.9 million in 2001 to 7.9 million in 2010. In addition, RV owners have household incomes that significantly exceed the national average. These demographics are attractive for advertisers and third-party providers of products and services.

        Experienced and Incentivized Management Team.    Our executive management team has extensive publishing, direct marketing and retail experience with significant expertise in the RV industry. With an average of over 13 years with us, the team has developed substantial experience in increasing our target customer base, using strategic alliances to bolster product offerings that create value for our customers and increasing cross-selling opportunities for our high margin product offerings. Our consistent operating performance, to a great extent, is attributable to our senior managers who are responsible for developing and implementing our business strategy and focusing on increasing profitability. Our executive management team is compensated both through an annual salary and through a management incentive program that is directly tied to our financial performance.

Our Strategy

        Our primary business strategy is to maximize the sale of club memberships, products, services, publications and merchandise to our target customer base of RV owners and outdoor enthusiasts. To this end, we focus on cross-selling our various offerings to each of our customers while managing customer acquisition costs and maintaining high renewal rates by providing high value product offerings.

        Maximize Customer Retention with Value-Added Product Offerings.    A key aspect of our strategy is to maximize the value proposition of each of our product offerings, which contributes to strong customer renewal rates. Each of our four membership clubs provides our customers with tangible savings over and above the membership fee. On average, club members realize savings five times greater than the cost of their annual membership dues as the result of being able to purchase products and services at discounts made available through our clubs. We believe that the participation levels and renewal rates of club members reflect the benefits derived from their membership. As such, in order to maximize customer renewal rates, we constantly evaluate member satisfaction and actively respond to changing member preferences through the enhancement or introduction of new membership benefits including products and services.

        Efficiently Acquire New Customers.    We believe efficient customer acquisition and database population are critical to driving our growth and profitability. Camping World and its discount buyer's club, President's Club, together, account for approximately 70% of our new customer database entries. In addition to being a highly valuable customer loyalty program, President's Club allows us to capture specific information about each customer including RV type and usage, as well as information on the customer's age, income, net worth and interests, while adding virtually no incremental customer acquisition costs. We then are able to customize our direct marketing offers based upon our customers' profiles. Other methods of customer acquisition include purchasing lists from data providers and placing our publications at campgrounds and dealerships. We then manage our database and target our offers to the customers most likely to purchase more than one of our product offerings.

        Cross-Sell Products and Services to Existing Customers.    We proactively cross-sell our products and services across our customer base. For example, we use our existing customer database to cost-efficiently market Camping World products through catalogs. Conversely, Camping World supercenters provide direct customer referrals to our membership clubs, products and services through their in-store kiosks. In addition, we use our publications to communicate with our core customer base and to promote our other business segments to existing club members. Our magazines contain relevant content as well as various forms of advertisements for our membership clubs, products and services.

        Develop and Market Additional Product and Service Offerings and Additional Affinity Groups.    We continually evaluate additional products and services that can be developed and offered to our customer base of RV owners and outdoor enthusiasts and we continually expand the variety of products and services that are attractive to our customer base. When introducing new products and services, we concentrate on products and services provided by third parties, which we can market without significant capital investment or underwriting risk and for which we typically receive a marketing fee from the service provider based on sales volume. We seek to utilize the purchasing power of our club members to obtain products and services at attractive prices. Also, we believe that the experience we have accumulated in managing our existing recreational affinity groups is applicable to the management of other recreational interest organizations. As a result, we conduct ongoing evaluations for developing or acquiring affinity groups for which we can build membership enrollment and to which we can market products and services.

        Expand Niche Recreational Publications.    We believe aggregate circulation of our magazines is an important factor in determining the amount of revenue we can obtain from advertisers. Consequently, we seek to expand our presence as a dominant publisher in select recreational niches through the introduction of new magazine titles and the acquisition of other publications in our markets or in complementary recreational market niches. Publications in complementary niches may also provide the opportunity to launch new membership clubs, to market our products and services to new customers and to develop other products and services which meet the special needs of these customers. For example, our acquisition of the publishing assets of Poole Publications, Inc. in October 2003 allowed us to expand our presence in the recreational boat market niche.

        Increase Camping World Penetration.    We intend to continue the controlled expansion of our Camping World supercenter network by developing Camping World stores alongside or within independent RV dealerships, including RV dealerships owned and operated by our affiliates, which provides a competitive advantage by creating a means of increasing retail customer traffic. In 2003 we opened four new Camping World stores. In 2004 we opened three new Camping World stores, and we intend to open three additional Camping World stores in 2004 as a part of our dealer alliance program. In addition to generating increased cash flows from the sale of merchandise, a larger network of geographically diverse Camping World stores will enhance our ability to market our portfolio of membership clubs, publications and product and service offerings to a significantly larger customer base.

Recent Developments

        Tender Offer, Issuance of Senior Subordinated Notes and Related Transactions.    On January 20, 2004, our parent company at the time, Affinity Group Holding, Inc., or AGHI, commenced a tender offer to purchase up to $100.0 million aggregate principal amount of its 11% Senior Notes due 2007, or the AGHI notes. On February 18, 2004, we issued $200,000,000 9% Senior Subordinated Notes due 2012, or the old notes. We used the proceeds to fund the $107.9 million tender offer for the AGHI notes, repay $25.0 million of our senior credit facility, pay a $60.0 million stockholder distribution and pay $7.1 million in transaction fees and expenses in connection with the offering of the AGHI notes and the amendment to the terms of our senior credit facility. On April 1, 2004, AGHI redeemed $14.3 million principal amount of the AGHI notes not purchased in the tender offer. On April 27, 2004, AGHI merged with us; we are the surviving entity in that merger. For accounting purposes, the merger has been accounted for as a combination of entities under common control using historical cost. At the time of the merger, AGHI was a wholly-owned subsidiary of AGHI Holding Corp., or AGHC, a privately held company with no business activities other than the ownership of all of the shares of our stock. As a result of the merger, AGHC owns all of the shares of our stock. Stephen Adams, our chairman, owns approximately 97.4% of the outstanding shares of AGHC, and his ownership of AGHC was not affected by the merger. In connection with the retirement of the notes and the merger, we amended the terms of our senior credit facility. See "Description of Other Indebtedness."

        Management Changes.    Joe McAdams retired as our President and Chief Executive Officer effective as of December 31, 2003. Mr. McAdams will remain on our Board of Directors. Effective as of January 1, 2004: Michael Schneider has been promoted to the position of our Chief Executive Officer from his position as our Chief Operating Officer, Mark Boggess has been promoted to the position of Chief Executive Officer of our Camping World subsidiary from his position as our Chief Financial Officer, and Thomas Wolfe has been promoted to the position of our Chief Financial Officer from the position of our Vice President of Finance and Controller. Additionally Mr. Schneider and Mr. Boggess joined our Board of Directors.

        Until December 31, 2003, we and Stephen Adams were parties to an amended employment agreement providing for his employment as the Chairman of our Board of Directors. That agreement terminated effective as of December 31, 2003 upon payment of the stockholder distribution from the proceeds of the old notes.

Guarantors

        The old notes and the senior credit facility are, and the new notes will be, guaranteed by the following restricted subsidiaries, described in this prospectus as "guarantors," which term also includes any future restricted subsidiaries as described in this prospectus:

Name	State or other Jurisdiction of Incorporation or Organization
Affinity Advertising, LP	Minnesota
Affinity Brokerage, Inc.	Delaware
Affinity Road and Travel Club, Inc.	Texas
Camp Coast to Coast, Inc.	Delaware
Camping Realty, Inc.	Kentucky
Camping World, Inc.	Kentucky
Camping World Insurance Services of Nevada, Inc.	Nevada
Camping World Insurance Services of Texas, Inc.	Texas
Coast Marketing Group, Inc.	Delaware
CWI, Inc.	Delaware
CW Michigan, Inc.	Delaware
Ehlert Publishing Group, Inc.	Minnesota
Golf Card International Corp.	Delaware
Golf Card Resort Services, Inc.	Delaware
GSS Enterprises, Inc.	Delaware
Power Sports Media, Inc.	Delaware
TL Enterprises, Inc.	Delaware
VBI, Inc.	Delaware

        We are a Delaware corporation. Our principal executive office is located at 2575 Vista Del Mar Drive, Ventura, California 93001, and our telephone number is (805) 667-4100. Our corporate website is http://www.affinitygroup.com and a portal to our membership clubs, products and services can be found at http://www.rv.net. The information found on our website does not form part of this prospectus.

Summary of Corporate Structure

        The following chart is a summary of our corporate structure after giving effect to the merger of AGHI with us on April 27, 2004.

AGI Holdings Corp.
("AGHC")
100%
Affinity Group, Inc.
(issuer of the notes)
100%
Golf Card International Corp.
("a guarantor of the notes")
100%
Golf Card Resort Services, Inc.
("a guarantor of the notes")
100%
Camping World, Inc.
("a guarantor of the notes")
100%
CWI, Inc.
("a guarantor of the notes")
100%
Camping Realty, Inc.
("a guarantor of the notes")
100%
Camping World Insurance Services of Nevada, Inc.
("a guarantor of the notes")
100%
Camping World Insurance Services of Texas, Inc.
("a guarantor of the notes")
100%
CW Michigan, Inc.
("a guarantor of the notes")
100%
Camp Coast to Coast, Inc.
("a guarantor of the notes")
100%
Coast Marketing Group, Inc.
("a guarantor of the notes")
100%
Affinity Brokerage, Inc.
("a guarantor of the notes")
100%
Affinity Road and Travel Club, Inc.
("a guarantor of the notes")
100%
Ehlert Publishing Group, Inc.
("a guarantor of the notes")
100%
Power Sports Media, Inc.
("a guarantor of the notes")
100%
GSS Enterprises, Inc.
("a guarantor of the notes")
100%
TL Enterprises, Inc.
("a guarantor of the notes")
100%
VBI, Inc.
("a guarantor of the notes")
49%1
Affinity Advertising Limited Partnership
("a guarantor of the notes")

[1]GP = VBI, Inc. (49%)
LP1 = Golf Card Resort Services, Inc. (49%)
LP2 = Affinity Group, Inc. (1%)
LP3 = TL Enterprises, Inc. (1%)

SUMMARY OF THE EXCHANGE OFFER

Background	On February 18, 2004, we issued $200,000,000 aggregate principal amount of 9% Senior Subordinated Notes due 2012 in a private offering. These old notes were not registered under the Securities Act. In connection with the offering of the old notes, we entered into a registration rights agreement with the initial purchasers of the old notes, dated February 18, 2004, which we refer to as the registration rights agreement, in which we agreed to offer to exchange old notes for new notes which have been registered under the Securities Act. This exchange offer is intended to satisfy that obligation.
Securities Offered	$200,000,000 aggregate principal amount of 9% Senior Subordinated Notes due 2012, which we have registered under the Securities Act.
Issuer	Affinity Group, Inc.
The Exchange Offer
We are offering to exchange $1,000 principal amount of exchange notes for each $1,000 principal amount of old notes. The terms of the old notes and the exchange notes are identical in all material respects, except that the exchange notes do not restrict transfer and do not include exchange or registration rights. The exchange notes will be guaranteed by our present and future restricted subsidiaries on terms substantially identical in all material respects to the guarantees of the old notes. After this exchange offer is completed, you will no longer be entitled to any exchange or registration rights with respect to your old notes. Under limited circumstances, certain holders of outstanding old notes may require us to file a shelf registration statement under the Securities Act. As of this date, there is $200,000,000 aggregate principal amount of old notes outstanding.
Required Representations	In order to participate in this exchange offer, you will be required to make certain representations to us in a letter of transmittal, including that:
• any exchange notes will be acquired by you in the ordinary course of your business;
• you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes; and
• you are not our "affiliate" or the "affiliate" of any of our Guarantors, as defined under Rule 405 of the Securities Act.

Resale
Based upon the existing interpretations of the staff of the Securities and Exchange Commission (the "Commission") as described in several no-action letters to other issuers regarding similar exchange offers, we believe that the exchange notes issued in this exchange offer can be traded freely by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:
• the exchange notes issued in this exchange offer are being acquired in the ordinary course of your business;
•
you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the exchange notes issued to you in this exchange offer; and
• you are not our "affiliate" or the "affiliate" of any of our Guarantors, as defined under Rule 405 of the Securities Act.

If our belief is inaccurate and you transfer any exchange note issued to you in this exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability.

Each participating broker-dealer that is issued exchange notes in this exchange offer for its own account in exchange for old notes which were acquired by such participating broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes issued in this exchange offer. We have agreed in the registration rights agreement that a participating broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes issued to it in this exchange offer.

We do not intend to apply for listing of the exchange notes on any securities exchange or to seek approval for quotation of the exchange notes through an automated quotation system. Accordingly, there can be no assurance that an active market will develop upon completion of this exchange offer or, if developed, that such market will be sustained or as to the liquidity of any market.
Expiration Date
This exchange offer will expire at 5:00 p.m., New York City time, on , 2004, unless extended. If extended, the term "expiration date" shall mean the latest date and time to which we extend this exchange offer.
Conditions to the Exchange Offer
This exchange offer is subject to certain customary conditions, which may be waived by us prior to the expiration date; these conditions are described under "The Exchange Offer—Conditions to the Exchange Offer." This exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.

Procedures for Tendering Your Old Notes	If you wish to tender your old notes for exchange pursuant to this exchange offer, you must do one of the following on or before the expiration date:
•
make a book-entry transfer of your old notes into the exchange agent's account at The Depository Trust Company and either transmit a properly completed and duly executed letter of transmittal, which accompanies this prospectus, or a manually signed facsimile of the letter of transmittal, together with any other required documentation, to the exchange agent at the address set forth in this prospectus under "The Exchange Offer—Exchange Agent," and on the front cover of the letter of transmittal, or transmit a computer generated message transmitted by means of The Depository Trust Company's Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal; or
•
transmit the certificates for your old notes and a properly completed and duly executed letter of transmittal, or a manually signed facsimile of the letter of transmittal together with any other required documentation, to the exchange agent.
If either of these procedures cannot be satisfied on a timely basis, then you should comply with the guaranteed delivery procedures described below.
By executing the letter of transmittal, each holder of the old notes will make representations to us described under "The Exchange Offer—Procedures for Tendering."
Special Procedures for Beneficial Owners
If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in this exchange offer, you should contact such registered holder promptly and instruct such registered holder to tender on your behalf. If you wish to tender on your own behalf, prior to completing and executing the letter of transmittal and delivering your old notes, you must either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder.
The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.
Guaranteed Delivery Procedures
If you wish to tender your old notes and time will not permit the documents required by the letter of transmittal to reach the exchange agent prior to the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, you must tender your old notes according to the guaranteed delivery procedures described under "The Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures."

Acceptance of Old Notes and Delivery of Exchange Notes
Subject to the conditions described under "The Exchange Offer—Conditions to the Exchange Offer," we will accept for exchange any and all old notes which are validly tendered in this exchange offer, and not withdrawn, prior to 5:00 p.m., New York City time, on the expiration date. We will issue the exchange notes promptly following the expiration date.
Withdrawal Rights
You may withdraw the tender of your old notes at any time prior to the expiration date, subject to compliance with the procedures for withdrawal described in this prospectus under "The Exchange Offer—Withdrawal Rights."
Certain Income Tax Considerations	For a summary of material federal income tax considerations relating to the exchange of old notes for exchange notes, see "Certain Income Tax Considerations."
Exchange Agent
The Bank of New York, the trustee under the indenture governing the notes, is serving as the exchange agent. The address, telephone number and facsimile number of the exchange agent are set forth in this prospectus under "The Exchange Offer—Exchange Agent."
Consequences of Failure to Exchange Old Notes
If you do not exchange your old notes for exchange notes pursuant to this exchange offer, you will continue to be subject to the restrictions on transfer provided in the old notes and in the indenture governing the notes. In general, the old notes may not be offered or sold unless they are registered under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the Securities Act and applicable state securities laws. We currently do not intend to register the old notes under the Securities Act.

SUMMARY OF TERMS OF THE NOTES

        The exchange notes are identical in all material respect to the old notes, except that the exchange notes will no longer contain transfer restrictions and holders of exchange notes will no longer have registration rights. The exchange notes will evidence the same debt as the old notes, which they replace, and will be governed by the same indenture.

Issuer	Affinity Group, Inc.
Notes	$200,000,000 aggregate principal amount of 9% Senior Subordinated Notes due 2012
Maturity Date	February 15, 2012
Interest Rate	9% per year
Interest Payment Dates	February 15 and August 15, beginning August 15, 2004
Security and Ranking	The notes will not be secured by any collateral.

The notes will rank junior in right of payment to all of our senior debt and that of the guarantors and will rank equal in right of payment to our existing and future senior subordinated debt and that of the guarantors. If we default, therefore, your right to payment under the notes will be junior to the rights of holders of our senior debt and that of the guarantors.

We estimate that, as of December 31, 2003, on a pro forma basis after giving effect to the application of the net proceeds of the old notes, we would have had $315.1 million of debt outstanding, of which $115.1 million would have been senior debt.
Guarantees
Our present and future restricted subsidiaries, jointly and severally, will guarantee the notes with full and unconditional guarantees of payment that will rank junior in right of payment to their senior debt, but will rank equal in right of payment to their existing and future senior subordinated debt.
Optional Redemptions after Equity Offerings
On one or more occasions before August 15, 2007, we can choose to purchase up to 35% of the outstanding principal amount of the notes with money that we raise in one or more equity offerings, as long as:
• we pay 109% of the principal amount of the notes bought, plus accrued and unpaid interest;
• we purchase the notes within 90 days of completing the public equity offering; and
• at least 65% of the aggregate principal amount of the notes originally issued remains outstanding afterward.
Change of Control Offer	If we experience a change in control, we must offer to purchase the notes at 101% of their principal amount, plus accrued and unpaid interest.

We might not be able to pay you the required price for the notes you present to us at the time of a change in control because we might not have enough funds at that time or the terms of our senior debt payment may prevent us from paying you.
Asset Sale Proceeds	We may have to use the net cash proceeds from selling assets to offer to purchase your notes at 100% of their principal amount, plus accrued and unpaid interest.
Certain Indenture Provision	The indenture governing the notes will limit what we (and our restricted subsidiaries) may do. The provisions of the indenture will limit our ability to:
	•	incur additional debt or issue preferred stock;
	•	pay dividends and make distributions on, or redeem or repurchase capital stock;
	•	make certain investments;
	•	issue stock of subsidiaries;
	•	create liens;
	•	enter into transactions with affiliates;
	•	enter into sale-leaseback transactions;
	•	merge or consolidate; and
	•	transfer and sell assets.
These covenants are subject to a number of important exceptions. See "Description of the Notes—Certain Covenants."
No Prior Market
Although the initial purchaser of the old notes has informed us that it intends to make a market in the exchange notes, it is not obligated to do so and it may discontinue market-making at any time without notice. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop or be maintained.
Use of Proceeds	We will not receive any net proceeds from this exchange offer.

RISK FACTORS

        You should consider carefully all of the information in this prospectus. In particular, you should evaluate the specific risk factors under "Risk Factors," which begin on page 17, for a discussion of certain risks that should be considered by investors in connection with this exchange offer.

Summary Historical Consolidated Financial and Other Data

        The summary financial data for the three years ended December 31, 2003 presented below is derived from our audited consolidated financial statements. The summary financial data for the three month periods ended March 31, 2003 and 2004 presented below is derived from unaudited consolidated financial statements. Results for the three months ended March 31, 2004 are not necessarily indicative of results that can be expected for the year ended December 31, 2004. The pro forma summary financial data for the three months ended March 31, 2004 and year ended December 31, 2003 presented below is derived from the unaudited pro forma consolidated data. The summary financial data should be read in conjunction with "Unaudited Pro Forma Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes thereto, and our unaudited pro forma consolidated financial data included elsewhere herein.

	Years Ended December 31,				Three Months Ended March 31,
	2001	2002	2003	Pro Forma 2003	2003	2004	Pro Forma 2004
	(dollars in thousands)
Statement of Operations Data:
Revenues:
Membership services	$119,958	$124,546	$128,664	$128,664	$29,801	$31,519	$31,519
Publications	65,150	66,654	71,436	71,436	15,130	17,229	17,229
Retail	220,264	239,922	225,306	225,306	47,548	52,534	52,534

	405,372	431,122	425,406	425,406	92,479	101,282	101,282
Costs applicable to revenues:
Membership services	72,944	74,097	79,500	79,500	17,322	20,724	20,724
Publications	46,175	45,351	48,392	48,392	10,404	12,002	12,002
Retail	148,244	158,265	136,137	136,137	28,450	30,810	30,810

	267,363	277,713	264,029	264,029	56,176	63,536	63,536
Gross profit	138,009	153,409	161,377	161,377	36,303	37,746	37,746
Operating expenses:
Selling, general and administrative	86,050	101,608	104,066	101,296	24,258	25,185	25,185
Restructuring charge(1)	—	2,269	1,210	1,210	—	—	—
Depreciation and amortization	15,929	9,417	9,883	10,753	2,482	2,983	3,097
Loss on sale of real estate	6,047	—	—	—	—	—	—

	108,026	113,294	115,159	113,259	26,740	28,168	28,282

Income from operations	29,983	40,115	46,218	48,118	9,563	9,578	9,464
Interest expense, net	(11,323)	(4,321)	(5,479)	(23,993)	(957)	(3,657)	(5,735)
Debt extinguishment expense	(71)	—	(1,709)	(3,218)	—	(522)	(522)
Other non-operating (expense) income, net	(5)	(44)	201	201	67	47	47
Income tax expense	(9,197)	(13,966)	(14,811)	(7,924)	(3,322)	(2,096)	(1,237)
Cumulative effect of accounting change(2)	—	(1,742)	—	—	—	—	—

Net income	$9,387	$20,042	$24,420	$13,184	$5,351	$3,350	$2,017

	As of March 31, 2004
	Actual	Pro Forma
	(dollars in thousands)
Balance Sheet Data (at period end):
Cash and cash equivalents	$15,425	$15,425
Working capital(3)	(16,969)	(16,810)
Total assets	323,184	323,185
Total debt	314,777	314,777
Total stockholder's deficit	(192,081)	(153,705)

	Years Ended December 31,								Three Months Ended March 31,
	2001		2002		2003		Pro Forma 2003		2003		2004		Pro Forma 2004
	(dollars in thousands)
Other Financial Data and Ratios:
EBITDA(4)	$45,836		$47,746		$54,593		$55,854		$12,112		$12,086		$12,086
Capital expenditures	4,454		9,867		10,810		10,810		1,872		2,577		2,577
Ratio of earnings to fixed charges(5)	2.4	x	6.7	x	6.4	x	1.8	x	7.5	x	2.4	x	1.5	x
Ratio of EBITDA to pro forma interest expense, net							2.33	x					2.11	x

(1)
We incurred restructuring charges in 2002 and 2003. These charges were primarily attributable to management reorganizations in the retail segment.

(2)
We adopted Statement of Financial Accounting Standards (SFAS) No. 142 Goodwill and Other Intangible Assets as of January 1, 2002. Under SFAS No. 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In accordance with the transition provisions of SFAS No. 142, we recorded a non-cash charge of $1,742 to reduce the carrying value of our goodwill. The SFAS No. 142 goodwill impairment is associated solely with goodwill of our Golf Card Club, which is included in our Membership Services segment.

(3)
Working capital is defined as current assets less current liabilities.

(4)
EBITDA, a measure used by management to measure operating performance, is defined as net income before income tax expense, interest expense, net depreciation and amortization. EBITDA, which does not represent operating income or net cash flows from operations in accordance with GAAP and should not be considered by prospective purchasers of the notes to be an alternative to operating income or cash flows from operations to fund our future cash requirements. The EBITDA measure may not be comparable to similarly titled measures used by other companies.

    The following chart reconciles net income to EBITDA:

	Years Ended December 31,				Three Months Ended March 31,
	2001	2002	2003	Pro Forma 2003	2003	2004	Pro Forma 2004
	(dollars in thousands)
Net income	$9,387	$20,042	$24,420	$13,184	$5,351	$3,350	$2,017
Income tax expense	9,197	13,966	14,811	7,924	3,322	2,096	1,237
Interest expense, net	11,323	4,321	5,479	23,993	957	3,657	5,735
Depreciation and amortization	15,929	9,417	9,883	10,753	2,482	2,983	3,097

EBITDA	$45,836	$47,746	$54,593	$55,854	$12,112	$12,086	$12,086

(5)
In calculating the ratio of earnings to fixed charges, earnings consist of net income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expenses (which include the amoritzation of deferred financing fees but excludes the write-off of deferred financing fees) and a portion of rental expense determined to represent interest based on imputed interest rates.

RISK FACTORS

        In evaluating whether to participate in this exchange offer, you should carefully consider the risk factors set forth below as well as the other information contained in this prospectus. Any of the following risks could materially adversely affect our business, financial condition or results of operations.

Risks relating to the notes

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

        We have a significant amount of indebtedness. As of March 31, 2004, our total debt and total stockholder's deficit on a pro forma basis were as follows:

At March 31, 2004
(dollars in thousands)
Total senior debt	$114,777
Notes offered hereby	200,000

Total debt	$314,777

Total stockholder's deficit (pro forma)	$(153,705)

        In the future, we intend to use cash generated by operations to reduce our indebtedness. However, we may from time to time, subject to restrictions imposed by the terms of our indebtedness, pay dividends or find it more advantageous to employ cash generated by operations for capital investments and acquisitions.

        Our ability to satisfy our debt service obligations will depend primarily upon our future operating performance. Future debt repayments by us, including the principal amount of the notes, may require funds in excess of our available cash flow. We cannot assure you that we will be able to raise additional funds, if necessary, through future financings. The note indenture imposes several restrictions upon us, including restrictions on our ability to incur additional indebtedness and pledge assets.

        Our substantial indebtedness could have important consequences to you. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to the notes;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, expansion through acquisitions and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  limit our ability, among other things, to borrow additional funds.

Despite current indebtedness levels and restrictive covenants, we still may be able to incur substantially more debt in the future.

        Despite our current level of debt, we may be able to incur substantial additional debt in the future. Our senior credit facility will permit total borrowings of up to $148.6 million. All such subsequent borrowings would rank senior to the notes and the guarantees. Although the terms of the indenture governing the notes and the terms of our senior credit facility will restrict us and our restricted subsidiaries from incurring additional debt, these restrictions are subject to important exceptions and qualifications. If we or our subsidiaries incur additional debt, the risks that we and they now face as result of our leverage could intensify.

        If our financial condition and operating results deteriorate, our relationships with our creditors, including the holders of the notes, the lenders under our senior credit facility and our suppliers, may be adversely affected.

Our operations are substantially restricted by the terms of our senior credit facility and the notes, which could adversely affect us and increase our credit risk.

        The indenture governing the notes and our senior credit facility will include a number of significant restrictive covenants. These covenants will restrict, among other things, our ability to:

  •
  incur more debt;

  •
  pay dividends or make other distributions;

  •
  make investments;

  •
  issue stock of subsidiaries;

  •
  repurchase stock;

  •
  create liens;

  •
  enter into transactions with affiliates;

  •
  enter into sale-leaseback transactions;

  •
  merge or consolidate; and

  •
  transfer and sell assets.

        These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs. These covenants are subject to certain important exceptions.

        Our senior credit facility contains other and more restrictive covenants, including financial covenants that will require us to achieve certain financial and operating results and maintain compliance with specified financial ratios, which are described in "Description of Other Indebtedness." As of March 31, 2004, our fixed charge coverage ratio was 1.48 to 1 compared to the requirement that the ratio not be less than 1.05 to 1, our total debt to EBITDA ratio was 5.0 to 1 compared to the requirement that the ratio not be greater than 5.75 to 1, our senior debt to EBITDA ratio was 1.68 to 1 compared to the requirement that the ratio not be greater than 2.35 to 1, and our total interest coverage ratio was 3.15 to 1 compared to the requirement that the ratio not be less than 2.0 to 1. Our ability to comply with these covenants and requirements may be affected by events beyond our control, and we may have to curtail some of our operations and growth plans to maintain compliance.

        If we are not able to comply with the covenants and other requirements contained in the indenture, our senior credit facility or our other debt instruments, an event of default under the relevant debt instrument could occur. Our ability to comply with the provisions of our senior credit facility, the indenture governing the notes and the agreements or indentures governing other debt we may incur in the future can be affected by events beyond our control and, therefore, we may be unable to meet those ratios and conditions. If an event of default does occur, it could trigger a default under our other debt instruments, we could be prohibited from accessing additional borrowings, and the holders of the defaulted debt could declare amounts outstanding with respect to that debt to be immediately due and payable. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments or that we would be able to refinance or restructure the payments of these debt securities. Even if we were able to secure additional financing, it may not be available on terms favorable to us.

To service our indebtedness, we will require a significant amount of cash, the availability of which depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, as it becomes due or to fund our other liquidity needs. If our future cash flow from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, sell additional shares of capital stock or restructure or refinance all or a portion of our debt, including the notes, on or before its maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior credit facility and the notes, on satisfactory terms or at all.

        Our failure to comply with our obligations under the note indenture may result in an event of default under the indenture. A default, if not cured or waived, may permit acceleration of our other indebtedness. We cannot be certain that we will have funds available to remedy these defaults. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

Your right to receive payments on the notes is junior to our senior indebtedness and possibly all of our future borrowings. Further, the guarantees of the notes are junior to all of the guarantors' senior indebtedness and all their future borrowings.

        The notes and the guarantees rank behind all of our and the guarantors' senior indebtedness and all of our and their future borrowings, except any future indebtedness that expressly provides that it ranks equal with, or is subordinated in right of payment to, the notes and the guarantees. As a result, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of our senior debt and the guarantors' senior debt will be entitled to be paid in full in cash before any payment may be made with respect to the notes or the guarantees.

        In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of the notes will participate with trade creditors and all other holders of our and the guarantors' subordinated indebtedness in the assets, if any, remaining after we and the guarantors have paid all of our senior indebtedness. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior indebtedness instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors and holders of notes may receive less, ratably, than the holders of our senior indebtedness.

        Assuming we had issued the notes on March 31, 2004, the notes and the guarantees would have been subordinated to $114.8 million of senior debt and approximately $28.2 million, after giving effect to the approximately $6.8 million in letters of credit outstanding on that date, would have been available to us for future borrowing as additional senior debt under our senior revolving credit facility. We will be permitted to incur substantial additional indebtedness, including senior debt, in the future under the terms of the indenture.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

        Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

  •
  was insolvent or rendered insolvent by reason of such incurrence;

  •
  was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

  •
  intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.

        In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

        The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

  •
  the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

  •
  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

  •
  it could not pay its debts as they became due.

        On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of the notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

We may not have the ability to raise the funds necessary to repurchase the notes upon a change of control.

        Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make any required repurchases or that our senior credit facility will not allow such repurchases. If we do not repay all borrowings under our senior credit facility or obtain the consent of our lenders under our senior credit facility to repurchase the notes, we will be prohibited from purchasing the notes. Our failure to purchase tendered notes would constitute a default under the indenture governing the notes, which, in turn, would constitute a default under our senior credit facility. In addition, certain important corporate events relating to our capital structure would not constitute a "change of control" under the indenture. See "Description of the Notes—Change of Control Offer."

You may not be able to sell your exchange notes.

        There is no existing trading market for the exchange notes. If no active trading market develops, you may not be able to sell your notes at their fair market value or at all. Future trading prices of the exchange notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. We have been informed by the initial purchaser of the old notes that it currently intends to make a market in the exchange notes. However, such market-making may cease at any time. We do not intend to apply for listing the notes on any securities exchange or for quotation through any over-the-counter market.

Our former use of Arthur Andersen LLP as our independent public accountants will limit your ability to seek recovery from them related to their work.

        In June 2002, Arthur Andersen LLP was convicted of federal obstruction of justice charges in connection with its destruction of documents related to Enron Corp. As a result of Arthur Andersen's conviction, Arthur Andersen is no longer in a position to reissue their audit reports, did not participate in the preparation of this prospectus and did not provide consent to include financial statements reported on by them in the offering memorandum. In addition, if a claim were to be made against Arthur Andersen LLP based upon the financial statements upon which they reported, Arthur Andersen LLP may not have the financial resources to satisfy any judgment.

Risks Relating to Our Business

We depend on our ability to attract and retain active members.

        Our future success depends in large part upon continued demand for our membership club programs by consumers. Any number of factors could affect the frequency with which consumers participate in our programs or whether they enroll in a membership club at all. These factors include (1) consumer taste preferences, (2) the frequency with which members participate in club activities, (3) general economic conditions, (4) weather conditions, and (5) the availability of alternative discount programs in the region in which consumers live and work. Any significant decline in usage or increase in program cancellations, without a corresponding increase in new member enrollments, could have a material adverse effect on our business.

        Our future growth depends upon continued demand for our membership clubs from consumers we serve or seek to serve. A significant downturn in leisure travel or in any of the other areas served by our membership clubs would have a material adverse effect on our business, financial condition and results of operations.

We depend on our relationships with our marketing partners and a disruption of these relationships or of our marketing partners' operations could have an adverse effect on our business and results of operations.

        Our business depends in part on developing and maintaining productive relationships with providers of products and services that we offer to our customers. Many factors outside our control may harm these relationships. For example, financial difficulties that some of our marketing partners may face may adversely affect our marketing program with them. A disruption of our relationships with our marketing partners or a disruption in our marketing partners' operations could have a material adverse effect on our business and results of operations.

We face significant competition for disposable income spent on leisure merchandise and activities.

        In general, our membership clubs, retail and catalog operations and publications compete with numerous organizations in the recreation industry for disposable income spent on leisure merchandise and activities. The products and services marketed by us, our publications and our retail operations compete with similar products, services, publications and retail businesses offered by other providers. Increased competition from these and other sources could require us to respond to competitive pressures by establishing pricing, marketing and other programs or seeking out additional strategic alliances or acquisitions that may be less favorable to us than we could otherwise establish or obtain.

Our business could be adversely affected by deteriorating general economic conditions.

        Our activities relate significantly to the amount of leisure time and the amount of disposable income available to users of our products and services. Our business, therefore, may be sensitive to general economic conditions affecting the willingness of consumers to purchase club memberships and related products and services and of advertisers to place advertisements in our publications. In particular, during the gasoline shortages and resulting price increases in 1973, 1980 and 1990, there was a reduction in advertising revenues for our publications. Recently gasoline prices have increased significantly, but the impact of the increases on our business is not known at this time. In addition, the success of the membership club portion of our business depends on our members' use of certain RV sites and/or golf courses or the purchase of goods through participating merchants. If the economy slows, our members may perceive that they have less disposable income to permit them to pursue leisure activities. As a consequence, they may travel less frequently, spend less when they travel and use the benefits of their club memberships less often, if at all. Any decline in program usage would hurt our business. In addition, a decline in the national economy could cause some of the merchants who participate in our programs to go out of business. It is likely that, should the number of merchants entering bankruptcy rise, the number of uncollectible accounts would also rise. This would have an adverse effect on our business and financial results.

The interests of our principal shareholder may conflict with the interests of holders of the notes.

        Prior to April 27, 2004, we were a wholly-owned subsidiary of AGHI and AGHI was a wholly-owned subsidiary of AGHC, a privately held company. On April 27, 2004, AGHI merged with us and we are the surviving entity in that merger. As a result of that merger, we are a wholly-owned direct subsidiary of AGHC. Stephen Adams, our chairman, owns approximately 97.4% of the outstanding shares of AGHC and, although the employment agreement that had existed between us and Mr. Adams prior to December 31, 2003 was terminated on that date, Mr. Adams continues to serve as our chairman without compensation. Accordingly, Mr. Adams will be able to elect our board of directors and to control matters submitted to the vote of our shareholders. See "Security Ownership of Certain Beneficial Owners." Circumstances may occur in which the interests of Mr. Adams could be in conflict with the interests of the holders of the exchange notes. For example, Mr. Adams may have an interest in pursuing acquisitions, divestitures or other transactions that, in his judgment, could enhance the value of his equity investment, even though such transactions may involve risks to the holders of the exchange notes.

We are subject to varying degrees of federal, state and local regulations which may affect our operations.

        Our operations are subject to varying degrees of federal, state and local regulation. Our outbound telemarketing, direct mail, emergency road service program, insurance and thrift and loan activities are currently subject to regulation. Specifically, a principal source of leads for our direct response marketing efforts is new vehicle registrations provided by motor vehicle departments in various states. Currently, nineteen states, including California, restrict access to motor vehicle registration information. California, the state with the largest number of members of our clubs, discontinued providing access to motor vehicle registration information in 1989. If other states adopt a similar restriction, direct response marketing costs could significantly increase.

        In addition to the existing regulatory framework, new regulatory efforts affecting our operations may be proposed from time to time in the future at the federal, state and local level. There can be no assurance that such regulatory efforts will not have a material adverse effect on our ability to operate our businesses or our results of operations.

        Our direct marketing operations are or may become subject to various federal and state "do not call" list requirements. The Federal Trade Commission has recently amended its rules to provide for a national "do not call" registry. Under these new federal regulations, which are currently being challenged in court, consumers may have their phone numbers added to the national "do not call" registry. Generally, we will be prohibited from calling anyone on that registry. In September 2003, telemarketers were granted access to the registry and are now required to compare their call lists against the national "do not call" registry at least once every 90 days. We also will be required to pay a fee to access the registry on a quarterly basis. Enforcement of the "do not call" provisions began in late 2003, and the rule provides for fines of up to $11,000 per violation and other possible penalties. This rule may restrict our ability to market effectively our products and services to new customers. Furthermore, compliance with this new rule may prove difficult, and we may incur penalties for improperly conducting our marketing activities.

Increase in paper costs, postage costs and shipping costs may have an adverse impact on our future financial results.

        The price of paper is a significant expense relating to our publications and direct mail solicitations. Postage for publication distribution and direct mail solicitations is also a significant expense. In addition, shipping costs are a significant expense for our business. Paper, postage and shipping costs increased in 2003 and may be expected to increase in the future. Such increases could have an adverse effect on our business if we are unable to pass them on to our customers.

If we are unable to retain senior executives and attract and retain other qualified employees, our business might be adversely affected.

        Our success depends in part on our ability to attract, hire, train and retain qualified managerial, sales and marketing personnel. Competition for these types of personnel is high. We may be unsuccessful in attracting and retaining the personnel we require to conduct our operations successfully and, in such an event, our business could be materially and adversely affected. Our success also depends to a significant extent on the continued service and performance of our senior management team. The loss of any member of our senior management team could impair our ability to execute our business plan and could therefore have a material adverse effect on our business, results of operations and financial condition.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

        The old notes were originally sold by us in a private offering on February 18, 2004, which we refer to as the issue date, to CIBC World Markets Corp., as the initial purchaser, with further distribution permitted only to qualified institutional buyers in reliance on Rule 144A of the Securities Act. In connection with the private offering of the old notes, we and the initial purchaser entered into the registration rights agreement. The registration rights agreement requires us, at our cost, to:

          (1)   use our reasonable best efforts to prepare and file a registration statement for the exchange notes not later than 45 days after the issue date covering our offer to exchange all of the old notes for a like principal amount of exchange notes;

          (2)   use our reasonable best efforts to cause the registration statement to be declared effective not later than 150 days after the issue date; and

          (3)   use our best efforts to commence this exchange offer promptly after the registration statement becomes effective and, on or prior to 180 days after the issue date, issue exchange notes for all the old notes properly tendered prior to that time.

        We will keep this exchange offer open for at least 20 business days after the date notice of this exchange offer is mailed to holders (or longer if required by applicable law). This exchange offer is intended to satisfy our exchange offer obligations under the registration rights agreement.

        Based upon existing interpretations of the staff of the Commission described in several no-action letters to other issuers regarding similar exchange offers, we believe that the exchange notes generally would be freely transferable by you after this exchange offer without further registration under the Securities Act. However, if you have any arrangement or understanding with any person to participate in a distribution of the exchange notes, are not acquiring the exchange notes in the ordinary course of your business or are our "affiliate" or the "affiliate" of any of the Guarantors within the meaning of Rule 405 of the Securities Act, you:

          (1)   will not be able to tender your old notes in this exchange offer;

          (2)   will not be able to rely on the interpretations of the staff of the Commission; and

          (3)   must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the old notes, unless such sale or transfer is made pursuant to an exemption from such requirements.

        If you wish to exchange your old notes for exchange notes, you will be required to represent in a letter of transmittal that:

          (1)   any exchange notes received by you will be acquired by you in the ordinary course of your business;

          (2)   you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes;

          (3)   you are not our affiliate or the affiliate of any of the Guarantors as defined under Rule 405 of the Securities Act,

          (4)   if you are not a broker-dealer, that you are not engaged in, and do not intend to engage in a distribution of the exchange notes; and

          (5)   if you are a broker-dealer that will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making or other trading activities

  (a "participating broker-dealer"), that you will deliver a prospectus in connection with any resale of such exchange notes.

        As noted above, based upon existing interpretations of the staff of the Commission described in several no-action letters to other issuers regarding similar exchange offers, we believe the exchange notes generally would be freely tradable by you after this exchange offer without further registration under the Securities Act. We have not asked the Commission, however, to consider this particular exchange offer in the context of a no-action letter. Therefore, you cannot be sure that the Commission will treat this exchange offer in the same way it has treated other exchange offers in the past. If our belief is wrong, you could incur liabilities under the Securities Act. We do not assume or indemnify you against any loss incurred as a result of liabilities under the Securities Act.

        We do not intend to apply for listing of the exchange notes on any securities exchange or to seek approval for quotation of the exchange notes through an automated quotation system. Accordingly, there can be no assurance that an active market will develop upon completion of this exchange offer or, if developed, that such market will be sustained, or as to the liquidity of any market.

        The Commission has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to resales of the exchange notes with this prospectus. We have agreed in the registration rights agreement that we will make available, during the period required by the Securities Act, a prospectus meeting the requirements of the Securities Act for use by participating broker-dealers and other persons, if any, with similar prospectus delivery requirements for use in connection with any resale of exchange notes. We will use our reasonable best efforts to keep the registration statement, of which this prospectus is a part, effective until the earlier of (i) 180 days after this exchange offer has been consummated, or (ii) the date on which all participating broker-dealers have sold all exchange notes held by them, in order to permit resales of exchange notes acquired by participating broker-dealers in after-market transactions.

        In the event that:

          (1)   we are not permitted to file this exchange offer registration statement or to consummate this exchange offer because this exchange offer is not permitted by applicable law or Commission policy;

          (2)   this exchange offer is not consummated within 180 days following the issue date, or

          (3)   any holder of old notes that participates in this exchange offer and tenders the old notes prior to the expiration date notifies us prior to the 30th day following consummation of this exchange offer, providing reasonable basis for its conclusions, that such holder did not receive exchange notes on the date of the exchange that may be sold without restriction under federal securities laws (other than solely due to the status of such holder as an affiliate of the issuer or any of the Guarantors);

then, in each case, we will, at our cost, instead of or in addition to completing this exchange offer, file and use our reasonable best efforts to cause a registration statement under the Securities Act relating to a shelf registration of the notes for resale by holders, which we refer to as a resale registration, to become effective and to remain effective until the earlier of two years following the issue date or such earlier time as all securities covered by the shelf registration statement have been sold pursuant to the shelf registration statement.

        We will in the event of the shelf registration statement, provide to each holder copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes. A holder of the notes that sells such notes pursuant to the shelf registration statement generally would be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such a holder (including certain indemnification rights and obligations).

        Although we intend to file one of the registration statements described above, there can be no assurance that such registration statement will be filed or, if filed, that it will become effective. If we fail to comply with the above provisions or if such registration statement fails to become effective, then, as liquidated damages, additional interest shall become payable in respect of the old notes as follows:

          (1)   If (a) the exchange offer registration statement or shelf registration statement is not filed within 45 days after the issue date or (b) notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a shelf registration statement and such shelf registration statement is not filed on or prior to the date required by the registration rights agreement;

          (2)   If (a) an exchange offer registration statement or shelf registration statement is not declared effective within 150 days after the issue date or (b) notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a shelf registration statement and such shelf registration statement is not declared effective by the Commission on or prior to the 60th day following the date such shelf registration statement was filed; or

          (3)   If either (a) we have not exchanged the exchange notes for all old notes validly tendered in accordance with the terms of this exchange offer on or prior to the 180th day after the issue date or (b) the exchange offer registration statement cease to be effective at any time prior to the time that the exchange offer is consummated or (c) if applicable, the shelf registration statement cease to be effective at any time prior the second anniversary of the issue date;

(each such event referred to in clauses (1) through (3) above is a "registration default"), the sole remedy available to holders of the old notes will be the immediate assessment of additional interest ("additional interest") as follows: the per annum interest rate on the old notes will increase by 0.50%, and the per annum interest rate will increase by an additional 0.50% for each subsequent 90-day period during which the registration default remains uncured, up to a maximum additional interest rate of 1.50% per annum in excess of the interest rate on the cover of this prospectus. All additional interest will be payable to holders of the old notes in cash on each interest payment date, commencing with the first such date occurring after any such additional interest commences to accrue, until such registration default is cured. After the date on which such registration default is cured, the interest rate on the old notes will revert to the interest rate originally borne by the old notes.

        The above summary highlights the material provisions of the registration rights agreement, but does not restate that agreement in its entirety. We urge you to review all of the provisions of the registration rights agreement, because it, and not this summary description, defines your rights as holders to exchange your old notes for exchange notes. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Exchange Offer

        This prospectus and the accompanying letter of transmittal contain the terms and conditions for this exchange offer. Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange all old notes which are properly tendered and not withdrawn on or prior to 5:00 p.m., New York City time, on the expiration date. After authentication of the exchange notes by the trustee or an authentication agent, we will issue and deliver $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding old notes accepted in this exchange offer. You may tender some or all of your old notes in this exchange offer in denominations of $1,000 and integral multiples thereof.

        The exchange notes are identical in all material respects to the old notes, except that:

          (1)   the offering of the exchange notes has been registered under the Securities Act;

          (2)   the exchange notes will not be subject to transfer restrictions or registration rights; and

          (3)   certain provisions relating to the payment of additional interest in connection with a registration default will be eliminated.

        The exchange notes will evidence the same debt as the old notes which they replace, be governed by the same indenture and be guaranteed by our present and future restricted subsidiaries on terms substantially identical in all material respects to the guarantees of the old notes.

        As of the date of this prospectus, $200,000,000 aggregate principal amount of the old notes is outstanding. In connection with the issuance of the old notes, arrangements were made for the old notes to be issued and transferable in book-entry form through the facilities of the Depositary Trust Company, New York, New York, acting as a depositary, which we refer to as DTC. The exchange notes will also be issuable and transferable in book-entry form through DTC.

        This prospectus, together with the accompanying letter of transmittal, is initially being sent to all registered holders of the old notes as of the close of business on                       , 2004. This exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered. However, our obligation to accept old notes for exchange pursuant to this exchange offer is subject to certain customary conditions that we describe under "The Exchange Offer—Conditions to the Exchange Offer" below.

        We shall be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving exchange notes from us and delivering exchange notes to such holders.

        If any tendered old notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted old notes will be returned, at our cost, to the tendering holder thereof promptly after the expiration date.

        Holders who tender old notes in this exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes pursuant to this exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with this exchange offer. See "The Exchange Offer—Solicitation of Tenders; Fees and Expenses" below for more detailed information regarding the expenses of this exchange offer.

        By executing or otherwise becoming bound by the letter of transmittal, you will be making the representations described under "The Exchange Offer—Procedures for Tendering" below.

Expiration Date; Extensions; Amendments

        The term "expiration date" shall mean 5:00 p.m., New York City time, on                       , 2004, unless we, in our sole discretion, extend this exchange offer, in which case the term "expiration date" shall mean the latest date to which this exchange offer is extended.

        We expressly reserve the right, at any time, to extend the period of time during which this exchange offer is open, and thereby delay acceptance of any old notes, by giving oral or written notice of such extension to the exchange agent and notice of such extension by timely public announcement to the holders as described below. During any such extension, all old notes previously tendered will remain subject to this exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof promptly after the expiration or termination of this exchange offer.

        We expressly reserve the right to amend or terminate this exchange offer, and not to accept for exchange any old notes that we have not yet accepted for exchange, if any of the conditions set forth herein under "The Exchange Offer—Conditions to the Exchange Offer" shall have occurred and shall not have been waived by us, if such conditions are permitted to be waived by us, prior to the expiration date.

        We will give oral or written notice of any such extension, amendment, termination or non-acceptance described above to holders of the old notes no later than 9:00 a.m., New York City time, on the next business day after the expiration date. If this exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the old notes of such amendment, and we will extend this exchange offer for a period of up to 10 business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if this exchange offer would otherwise expire during such period.

        Without limiting the manner in which we may choose to make public announcements of any extension, amendment, termination or non-acceptance of this exchange offer, and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a timely release to the Dow Jones News Service.

Interest on the Exchange Notes

        Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the old notes surrendered in exchange therefor or, if no interest has been paid on the old notes, from the issue date of the old notes. Interest on the exchange notes will be payable semiannually on February 15 and August 15 of each year, commencing August 15, 2004.

Conditions to the Exchange Offer

        Notwithstanding any other term of this exchange offer, we may terminate or amend this exchange offer as provided herein prior to the expiration date if, in our judgment, any of the following conditions has occurred or exists or has not been satisfied:

          (1)   this exchange offer, or the making of any exchange by a holder, violates any applicable interpretation of the staff of the Commission;

          (2)   any action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body with respect to this exchange offer; or

          (3)   there has been proposed, adopted or enacted any law, statute, rule or regulation that, in our reasonable discretion, might materially impair our ability to proceed with this exchange offer.

        If we determine that we may terminate this exchange offer for any of the reasons set forth above, we may:

          (1)   refuse to accept any old notes and return any old notes that have been tendered to the tendering holders thereof;

          (2)   extend this exchange offer and retain all old notes tendered prior to the expiration date of this exchange offer, subject to the rights of such holders of tendered old notes to withdraw their tendered old notes; or

          (3)   except with respect to violations of any applicable interpretations of the staff of the Commission, waive such termination event with respect to this exchange offer and accept all properly tendered old notes that have not been withdrawn. If such waiver constitutes a material change in this exchange offer, we will disclose such change by means of a supplement to this prospectus that will be distributed to each registered holder.

        The above conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such condition. Our failure at any time to exercise the foregoing rights shall not be deemed to be a waiver by us of any such right and each such right shall be deemed an ongoing right which may be asserted at any time before the expiration date.

Procedures for Tendering

Book-Entry Interests

        The old notes were issued as global securities in fully registered form without interest coupons. Beneficial interests in the global securities held by direct or indirect participants in DTC are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to its participants.

        If you hold your old notes in the form of book-entry interests and you wish to tender your old notes for exchange pursuant to this exchange offer, you must transmit to the exchange agent on or prior to the expiration date either:

          (1)   a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to the address set forth below under "The Exchange Offer—Exchange Agent;" or

          (2)   a computer-generated message transmitted by means of DTC's Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

        In addition, in order to deliver old notes held in the form of book-entry interests:

          (1)   a timely confirmation of book-entry transfer of such old notes into the exchange agent's account at DTC pursuant to the procedure for book-entry transfers described below under "The Exchange Offer—Book-Entry Transfer" must be received by the exchange agent prior to the expiration date; or

          (2)   you must comply with the guaranteed delivery procedures described below.

        The method of delivery of old notes and the letter of transmittal for your old notes and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal or old notes to us. You may request your broker, dealer, commercial bank, trust company, or nominee to effect the above transactions for you.

Certificated Old Notes

        Only registered holders of certificated old notes, if any, may tender those notes in this exchange offer. If your old notes are certificated notes and you wish to tender those notes for exchange pursuant to this exchange offer, you must transmit to the exchange agent on or prior to the expiration date a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other required documents, to the address set forth below under "The Exchange Offer—Exchange Agent." In addition, in order to validly tender your certificated old notes:

          (1)   the certificates representing your old notes must be received by the exchange agent prior to the expiration date; or

          (2)   you must comply with the guaranteed delivery procedures described below.

Procedures Applicable to All Holders

        If you tender an old note and you do not withdraw the tender prior to the expiration date, you will have made an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

        If your old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, prior to completing and executing the letter of transmittal and delivering your old notes, you must either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United states or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act, each of which we refer to as an eligible institution, unless:

          (1)   old notes tendered in this exchange offer are tendered either

            (A)  by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the holder's letter of transmittal or

            (B)  for the account of an eligible institution; and

          (2)   the box entitled "Special Issuance Instructions" on the letter of transmittal has not been completed.

        If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a financial institution, which includes most banks, savings and loan associations and brokerage houses that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program.

        If the letter of transmittal is signed by a person other than the registered holder of old notes, such old notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the old notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the old notes.

        If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, in this instance you must submit with the letter of transmittal proper evidence satisfactory to us of their authority to act on your behalf.

        We will determine, in our sole discretion, all questions regarding the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. This determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in our judgment or the judgment of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

        You must cure any defects or irregularities in connection with tender of your old notes within the time period we will determine unless we waive that defect or irregularity. Although we intend to notify you of defects or irregularities with respect to your tender of old notes, neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to tenders of old notes, nor shall any of them incur any liability for failure to give such notification. Your tender will not be deemed to have been made and your old notes will be returned to you if:

          (1)   you improperly tender your old notes;

          (2)   you have not cured any defects or irregularities in your tender; and

          (3)   we have not waived those defects, irregularities or improper tender.

        The exchange agent will return your old notes promptly following the expiration of this exchange offer.

        In addition, we reserve the right in our sole discretion to:

          (1)   purchase or make offers for, or offer registered notes for, any old notes that remain outstanding subsequent to the expiration of this exchange offer;

          (2)   terminate this exchange offer; and

          (3)   to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise.

        The terms of any of these purchases or offers could differ from the terms of this exchange offer.

        In all cases, issuance of exchange notes for old notes that are accepted for exchange in this exchange offer will be made only after timely receipt by the exchange agent of certificates for your old notes or a timely book-entry confirmation of your old notes into the exchange agent's account at DTC, a properly completed and duly executed letter of transmittal, or a computer-generated message instead of the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of this exchange offer or if old notes are submitted for a greater principal amount than you desire to exchange, the unaccepted or non-exchanged old notes, or old notes in substitution for those notes, will be returned without expense to you. In addition, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described below, the non-exchanged old notes will be credited to your account maintained with DTC promptly after the expiration or termination of this exchange offer.

        Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

Guaranteed Delivery Procedures

        If you are a registered holder of old notes and you wish to tender such old notes but your old notes are not immediately available, or time will not permit your old notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you may effect a tender if:

          (1)   you tender through an eligible institution;

          (2)   on or prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from an eligible institution a written or facsimile copy of a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us; and

          (3)   the certificates for all certificated old notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

        The notice of guaranteed delivery may be sent by facsimile transmission, mail or hand delivery. The notice of guaranteed delivery must set forth:

          (1)   your name and address;

          (2)   the amount of old notes you are tendering; and

          (3)   a statement that your tender is being made by the notice of guaranteed delivery and that you guarantee that within three New York Stock Exchange trading days after the execution of the notice of guaranteed delivery, the eligible institution will deliver the following documents to the exchange agent:

            (A)  the certificates for all certificated old notes being tendered, in proper form for transfer or a book-entry confirmation of tender,

            (B)  a written or facsimile copy of the letter of transmittal, or a book-entry confirmation instead of the letter of transmittal; and

            (C)  any other documents required by the letter of transmittal.

Book-Entry Transfer

        The exchange agent will establish an account with respect to the book-entry interests at DTC for purposes of this exchange offer promptly after the date of this prospectus. You must deliver your book-entry interest by book-entry transfer to the applicable account maintained by the exchange agent at DTC. Any financial institution that is a participant in DTC's systems may make book-entry delivery of book-entry interests by causing DTC to transfer the book-entry interests into the exchange agent's applicable account at DTC in accordance with DTC's procedures for transfer.

Withdrawal Rights

        You may withdraw tenders of your old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

        For your withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address set forth below under "The Exchange Offer—Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date.

        The notice of withdrawal must:

          (1)   specify the name of the person having deposited the old notes to be withdrawn;

          (2)   identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes or, in the case of old notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

          (3)   be signed by the depositor in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantee, or be accompanied by documents of transfer sufficient to permit the trustee with respect to the old notes to register the transfer of such old notes into the name of the depositor withdrawing the tender; and

          (4)   specify the name in which any such old notes are to be registered, if different from that of the depositor.

        We will determine all questions regarding the validity, form and eligibility, including time of receipt, of withdrawal notices. Our determination will be final and binding on all parties. Any old notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of this exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to you without cost promptly following withdrawal, rejection of tender or termination of this exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "The Exchange Offer—Procedures for Tendering" above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Exchange Agent

        The Bank of New York, the trustee under the indenture, has been appointed as exchange agent for this exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. In such capacity, the exchange agent has no fiduciary duties and will be acting solely on the basis of our directions. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Mail or Overnight Delivery:	Facsimile Transactions:	By Hand:
The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street, Floor 7 East New York, New York 10286 Attn: Diane Amoroso	(Eligible Institutions Only) (212) 298-1915 To Confirm by Telephone or for Information Call: (212) 815-3738	The Bank of New York Corporate Trust Operations Lobby Level 101 Barclay Street New York, New York 10286 Attn: Diane Amoroso

Delivery to an address or facsimile number other than those listed above will not constitute a valid delivery.

Solicitation of Tenders; Fees and Expenses

        We will pay all expenses of soliciting tenders pursuant to this exchange offer. The principal solicitation pursuant to this exchange offer is being made by mail. Additional solicitations may be made by our officers and regular employees and our affiliates in person, by telegraph, telephone or facsimile.

        We have not retained any dealer-manager in connection with this exchange offer and will not make any payments to broker, dealers or other persons soliciting acceptances of this exchange offer. We will pay, however, the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket costs and expenses in connection therewith and will indemnify the exchange agent for all losses and claims incurred by it as a result of this exchange offer.

        We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

        The expenses to be incurred in connection with this exchange offer, including fees and expenses of the exchange agent and trustee and accounting and legal fees and printing costs, will be paid by us.

        We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to this exchange offer. However, if certificates representing exchange notes or old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the old notes tendered, or if tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or if the transfer tax is imposed for any reason other than the exchange of old notes pursuant to this exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed by us directly to such tendering holder.

Consequences of Failure to Exchange

        As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. Following the consummation of this exchange offer, old notes that are not tendered or are tendered but not accepted will continue to be subject to provisions in the indenture regarding the transfer and exchange of the old notes and the existing restrictions on transfer set forth in the legend on the old notes and in the offering memorandum dated February 18, 2004 relating to the old notes. Accordingly, such old notes may be resold only:

          (1)   to us;

          (2)   pursuant to a registration statement which has been declared effective under the Securities Act;

          (3)   in the United States to qualified institutional buyers within the meaning of Rule 144A in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 144A;

          (4)   in the United States to Institutional Accredited Investors, as defined in Rule 502(a)(1), (2), (3) or (7) promulgated under the Securities Act, in transactions exempt from the registration requirements of the Securities Act; or

          (5)   pursuant to any other available exemption from the registration requirements under the Securities Act.

Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act. To the extent that old notes are tendered and accepted in this exchange offer, the liquidity of the trading market for untendered old notes could be adversely affected.

Accounting Treatment

        The exchange notes will be recorded at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us as a result of the consummation of this exchange offer. The expenses of this exchange offer will be amortized by us over the term of the exchange notes.

USE OF PROCEEDS

        This exchange offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with the issuance of the old notes. We will not receive any cash proceeds from the issuance of the exchange notes in this exchange offer. In consideration for issuing the exchange notes as contemplated by this prospectus, we will receive the old notes in like principal amount. The old notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any increase in our indebtedness or capital stock.

        The proceeds of the old notes were used to fund the $107.9 million tender offer for the AGHI notes, repay $25.0 million of our senior credit facility, pay a $60.0 million stockholder distribution and pay $7.1 million in transaction fees and expenses in connection with the offering of the AGHI notes and the amendment to the terms of our senior credit facility.

CAPITALIZATION

        This table sets forth our cash and cash equivalents, total senior debt, total debt and total stockholder's deficit as of March 31, 2004 on an actual basis, as adjusted for the AGHI merger and pro forma to give effect to the offering of the old notes, the application of the net proceeds of the offering of the old notes and the effect of the merger of AGHI, as if these transactions occurred on March 31, 2004. This table should be read in conjunction with "Use of Proceeds," "Selected Historical Financial and Other Data" and the consolidated financial statements and the notes thereto contained elsewhere in this prospectus.

	As of March 31, 2004
	Actual	Adjusted for AGHI Merger	Pro Forma
	(dollars in millions)
Cash and cash equivalents	$15.4	$30.8	$15.4

Revolving credit facility(1)	$—	$—	$—
Term loan facility	113.6	113.6	113.6
Other debt(2)	1.2	1.2	1.2

Total senior debt	114.8	114.8	114.8
AGHI notes	—	14.3	—
Notes offered hereby	200.0	200.0	200.0

Total debt	314.8	329.1	314.8
Total stockholder's deficit	(192.1)	(153.4)	(153.7)

Total capitalization	$122.7	$175.7	$161.1

(1)
Our revolving credit facility provides for up to $35.0 million of borrowings and letters of credit. This availability will be reduced to the extent that funds in the segregated account created under our senior credit facility are used for our working capital purposes and restored to the extent that these funds are replenished by us. We had commercial and standby letters of credit in the aggregate amount of $6.8 million outstanding as of March 31, 2004.

(2)
Other debt comprises the debt incurred associated with our acquisition of the publishing assets of Poole Publications, Inc. for $4.9 million plus the assumption of subscription liabilities in the amount of $1.4 million on October 13, 2003. We financed the acquisition with $3.7 million of cash and $1.2 million of seller financed debt.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

        The unaudited pro forma consolidated balance sheet as of March 31, 2004, and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2004 and the year ended December 31, 2003 are presented below. The offering of our 9% Senior Subordinated Notes due 2012 (the old notes) which were issued February 18, 2004, and the application of the net proceeds of the offering of the old notes to fund a tender offer of $107.9 million aggregate principal amount of the 11% Senior Notes due 2007 of AGHI, repay $25.0 million of our senior credit facility, pay a $60.0 million stockholder distribution and pay $7.1 million in transaction fees and expenses in connection with the offering of the AGHI notes are already reflected in the March 31, 2004 historical balance sheet. The statement of operations for the year ended December 31, 2003 and for the three months ended March 31, 2004 are given pro forma effect as though these transactions occurred on January 1, 2003. The unaudited pro forma balance sheet at March 31, 2004 reflects the April 2004 application of net proceeds of the offering of the old notes to redeem the $14.3 principal amount of AGHI notes not purchased in the tender offer and the April 27, 2004 merger of AGHI into us as if these transactions occurred on March 31, 2004 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2004 reflects the pro forma effect of these transactions as if the occurred on January 1, 2003.

        The unaudited pro forma consolidated balance sheet as of March 31, 2004 has been derived from applying the pro forma adjustments described in the accompanying notes to our historical balance sheet. The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2004 have been derived from combining our historical statement of operations data and applying the pro forma adjustments described in the accompanying notes.

        The pro forma financial data presented is based on the assumptions and adjustments described in the accompanying notes. The pro forma financial data is based upon assumptions and adjustments that we believe are reasonable. The pro forma consolidated statements of operations are not necessarily indicative of the operating results that would have been achieved had the transaction been consummated at the beginnings of the periods presented and should not be construed as representative of future operations.

        You should read the following unaudited pro forma consolidated financial data in conjunction with our audited and unaudited consolidated historical financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2004

(dollars in thousands, except share amounts)

	AGI	AGHI Merger(1)		Pro Forma Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$15,425	$15,365		$(15,365	)(1)	$15,425
Accounts receivable, less allowance for doubtful accounts of $1,133 in 2004	23,932					23,932
Inventories	45,719					45,719
Prepaid expenses and other assets	12,959					12,959
Deferred tax assets, net	4,661					4,661

Total current assets	102,696	15,365		(15,365)		102,696
Property and equipment, net	28,044					28,044
Note from affiliate	4,773					4,773
Intangible assets, net	29,370	156		(156)		29,370
Goodwill	150,070					150,070
Deferred tax assets, net	5,897	1				5,898
Other assets	2,334					2,334

	$323,184	$15,522		$(15,521)		$323,185

LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities:
Accounts payable	$21,864					$21,864
Accrued interest	2,255	788		(788	)(1)	2,255
Accrued income taxes	1,927			(159)		1,768
Accrued liabilities	34,296					34,296
Deferred revenues and gains	57,845					57,845
Current portion of long-term debt	1,478	14,315		(14,315	)(1)	1,478

Total current liabilities	119,665	15,103		(15,262)		119,506
Deferred revenues and gains	41,453					41,453
Long-term debt, net of current portion	313,299					313,299
Other long-term liabilities	40,848	(38,216	)(2)			2,632

	515,265	(23,113)		(15,262)		476,890

Commitments and contingencies	—					—
Stockholder's deficit:
Preferred stock, $.001 par value, 1,000 shares authorized, none issued or outstanding	—					—
Common stock, $.001 par value, 2,000 shares authorized, 2000 shares issued and outstanding	1					1
Accumulated deficit	(192,082)	38,635	(3)	(259	)(4)	(153,706)

Total stockholder's deficit	(192,081)	38,635		(259)		(153,705)

	$323,184	$15,522		$(15,521)		$323,185

See accompanying notes to unaudited pro forma consolidated financial data.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

(dollars in thousands)

	AGI	AGHI Merger(1)	Pro Forma Adjustments		Pro Forma
Revenues:
Membership services	$128,664	$—	$—		$128,664
Publications	71,436	—	—		71,436
Retail	225,306	—	—		225,306

	425,406	—	—		425,406
Costs applicable to revenues:
Membership services	79,500	—	—		79,500
Publications	48,392	—	—		48,392
Retail	136,137	—	—		136,137

	264,029	—	—		264,029
Gross profit	161,377	—	—		161,377
Operating expenses:
Selling, general and administrative	104,066	—	(2,770	)(5)	101,296
Restructuring charge	1,210	—	—		1,210
Depreciation and amortization	9,883	415	455	(6)	10,753

	115,159	415	(2,315)		113,259

Income (loss) from operations	46,218	(415)	2,315		48,118
Non-operating items:
Interest expense, net	(5,479)	(12,644)	(5,870	)(7)	(23,993)
Debt extinguishment expense	(1,709)	(1,509)	—		(3,218)
Other non-operating income, net	201	—	—		201

Income (loss) before taxes	39,231	(14,568)	(3,555)		21,108
Income tax (expense) benefit	(14,811)	5,536	1,351	(8)	(7,924)

Net income (loss)	$24,420	$(9,032)	$(2,204)		$13,184

See accompanying notes to unaudited pro forma consolidated financial data.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2004

(dollars in thousands)

	AGI	AGHI Merger(1)	Pro Forma Adjustments		Pro Forma
Revenues:
Membership services	$31,519	$—	$—		$31,519
Publications	17,229	—	—		17,229
Retail	52,534	—	—		52,534

	101,282	—	—		101,282
Costs applicable to revenues:
Membership services	20,724	—	—		20,724
Publications	12,002	—	—		12,002
Retail	30,810	—	—		30,810

	63,536	—	—		63,536
Gross profit	37,746	—	—		37,746
Operating expenses:
Selling, general and administrative	25,185	—	—		25,185
Depreciation and amortization	2,983	54	60	(6)	3,097

	28,168	54	60		28,282

Income (loss) from operations	9,578	(54)	(60)		9,464
Non-operating items:
Interest expense, net	(3,657)	(1,590)	(488	)(7)	(5,735)
Debt extinguishment expense	(522)	(4,094)	4,094	(9)	(522)
Other non-operating income, net	47	—	—		47

Income (loss) before taxes	5,446	(5,738)	3,546		3,254
Income tax (expense) benefit	(2,096)	2,206	(1,347	)(8)	(1,237)

Net income (loss)	$3,350	$(3,532)	$2,199		$2,017

See accompanying notes to unaudited pro forma consolidated financial data.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

(dollars in thousands)

(1)
Concurrent with the February 18, 2004 issuance of the old notes, $15,365 was distributed to AGHI and placed into escrow to fund the repayment of the AGHI notes ($14,315), call premium ($262) and accrued interest ($788) not tendered as of the issuance date. On April 1, 2004, AGHI redeemed the remaining $14,315 principal amount of the AGHI notes outstanding. AGHI merged into AGI on April 27, 2004. Before the merger, AGHC owned all of the outstanding stock of AGHI; as a result of the merger, AGHC owns all of our outstanding stock. For accounting purposes, the merger has been accounted for as a combination of entities under common control.

(2)
Represents intercompany accrued income taxes receivable due from AGI under the controlled group tax sharing agreement. As a result of the merger of AGHI into AGI, this balance is offset with AGI's income tax payable due to AGHI.

(3)
Represents the net equity of AGHI.

(4)
Represents the following:

Call premium on remaining AGHI notes	$262
Write-off of deferred financing costs on AGHI notes	156
Tax benefit on call premium and write-off of deferred financing costs	(159)

Total	$259

		Year Ended December 31, 2003	Three Months Ended March 31, 2004
(5)	Represents adjustment included in the terms of the Indenture relating to the notes and the terms of our senior credit facility for the elimination of our Chairman's historical salary, bonus and office expense relating to the termination of his employment agreement as of December 31, 2003	$2,770	$—
(6)	Represents the following:
	Amortization expense on the deferred financing fees related to the offering. The deferred financing fees are amortized on a straight-line basis over the eight-year term of the notes.	$(922)	$(128)
	Reduction of amortization of deferred financing fees related to repayment of the AGHI notes and a portion of our senior credit facility	467	68

	Total	$(455)	$(60)

(7)	Represents the following:
	Increase in interest expense related to the notes	$(18,000)	$(2,400)
	Reduction in interest income related to notes from affiliates distributed to AGHC	(217)	(35)
	Reduction in interest expense related to the AGHI notes	11,000	1,625
	Reduction in interest expense related to the repayment of a portion of our senior credit facility	1,347	322

	Total	$(5,870)	$(488)

(8)	Represents the tax benefit (expense) associated with the pro forma adjustments at a 38% effective tax rate	$1,351	$(1,347)
(9)	Represents the elimination of debt extinguishment expense associated with the write off of deferred financing fees on the AGHI notes

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

        The following table presents our selected financial data for five years ended December 31, 2003 and the three month periods ended March 31, 2003 and 2004. Information related to the five years ended December 31, 2003 was derived from our audited consolidated financial statements. Information related to the three month periods ended March 31, 2003 and 2004 was derived from the company's unaudited consolidated financial statements and in the opinion of managment, included all adjustments of a normal recurring nature necessary to present fairly the financial position and results of operations for the interim periods. Our selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this offering memorandum.

	Years Ended December 31,										Three Months Ended March 31,
	1999		2000		2001		2002		2003		2003		2004
Statement of Operations Data:
Revenues:
Membership services	$120,410		$121,393		$119,958		$124,546		$128,664		$29,801		$31,519
Publications	61,554		68,519		65,150		66,654		71,436		15,130		17,229
Retail	204,732		215,160		220,264		239,922		225,306		47,548		52,534

	386,696		405,072		405,372		431,122		425,406		92,479		101,282
Costs applicable to revenues:
Membership services	73,283		77,625		72,944		74,097		79,500		17,322		20,724
Publications	40,915		46,298		46,175		45,351		48,392		10,404		12,002
Retail	135,510		143,018		148,244		158,265		136,137		28,450		30,810

	249,708		266,941		267,363		277,713		264,029		56,176		63,536

Gross profit	136,988		138,131		138,009		153,409		161,377		36,303		37,746
Operating expenses:
Selling, general and administrative	79,883		83,660		86,050		101,608		104,066		24,258		25,185
Restructuring charge	—		—		—		2,269		1,210		—		—
Depreciation and amortization	15,747		16,411		15,929		9,417		9,883		2,482		2,983
Loss on sale of real estate	—		—		6,047		—		—		—		—

	95,630		100,071		108,026		113,294		115,159		26,740		28,168

Income from operations	41,358		38,060		29,983		40,115		46,218		9,563		9,578
Non-operating items:
Interest expense, net	(13,908)		(14,880)		(11,323)		(4,321)		(5,479)		(957)		(3,657)
Debt extinguishing expense	—		—		(71)		—		(1,709)		—		(522)
Other non-operating (expense) income, net	(1,215)		5		(5)		(44)		201		67		47

Income from continuing operations	26,235		23,185		18,584		35,750		39,231		8,673		5,446
Income tax expense	(11,911)		(10,527)		(9,197)		(13,966)		(14,811)		(3,322)		(2,096)

Income from continuing operations before cumulative effect of accounting change	14,324		12,658		9,387		21,784		24,420		5,351		3,350
Cumulative effect of accounting change	—		—		—		(1,742)		—		—		—

Net income	$14,324		$12,658		$9,387		$20,042		$24,420		$5,351		$3,350

Other Financial Data and Ratios:
Capital expenditures	$11,967		$9,379		$4,454		$9,867		$10,810		$1,872		$2,577
Ratio of earnings to fixed charges(1)	2.8	x	2.5	x	2.4	x	6.7	x	6.4	x	7.5	x	2.4	x
Balance Sheet Data (at period end):
Cash or cash equivalents	$3,477		$3,456		$3,180		$1,723		$6,108		$3,049		$15,425
Working capital (deficiency)(2)	(59,327)		(49,144)		(41,260)		(36,252)		(23,027)		(35,218)		(16,969)
Total assets	337,444		332,250		277,463		279,842		297,352		286,603		323,184
Total debt	153,558		145,486		88,316		93,001		140,127		85,087		314,777
Total stockholder's equity	28,507		19,764		13,851		9,436		(27,675)		14,787		(192,081)

(1)
In calculating the ratio of earnings to fixed charges, earnings consist of (loss) income before income taxes plus fixed charges. Fixed charges consist of interest expense (which includes the amortization of deferred financing fees but excludes the write-off of deferred financing fees) and a portion of rental expense determined to represent interest based imputed interest rates.

(2)
Working capital is defined as current assets less current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the "Selected Historical Financial and Other Data" and our consolidated financial statements, including the notes thereto, appearing elsewhere herein. The following discussion and analysis contains forward-looking statements which are subject to risks, uncertainties and contingencies which could cause our actual business, results of operations or financial condition to differ materially from those expressed in or implied by such statements. See "Risk Factors" and "Forward-Looking Statements."

Overview

        We are a member-based direct marketing organization targeting North American recreational vehicle, or RV, owners and outdoor enthusiasts. Our club members form a receptive audience to which we sell products, services, merchandise and publications targeted to their specific recreational interests. In addition, we are a specialty retailer of RV-related products. We operate through three principal lines of business, including (i) club memberships and related products and services, (ii) subscription magazines and other publications including directories, and (iii) specialty merchandise distributed primarily through our 36 Camping World retail supercenters, mail order catalogs and the Internet.

        There are approximately 1.8 million dues paying members enrolled in our clubs. We currently have 5.9 million in aggregate circulation and approximately 1.2 million paid subscriptions across our 43 publications. We believe our club members have favorable demographic characteristics. For the year ended December 31, 2003, our actual revenue, operating income and net income were $425.4 million, $46.2 million and $24.4 million, respectively. Pro forma EBITDA (as defined in "Summary Historical Consolidated Financial and Other Data") and pro forma net income were $55.9 million and $13.2 million, respectively.

        Our products date back to 1941, with the first publication of Trailer Life, followed by the publication of the first Woodall Campground Directory in 1948. The Good Sam Club was founded in 1966, the same year that the first Camping World location opened in Bowling Green, Kentucky. Coast to Coast and the Golf Card were introduced in 1972 and 1974, respectively.

        On December 23, 1988, our predecessor acquired TL Enterprises, Inc. and Camp Coast to Coast Inc., for approximately $138.0 million. These entities consisted of the businesses that we have developed into our Good Sam and Coast to Coast membership clubs, our RV-related publications (with the exception of the Woodall titles) and our subscription-based products and services.

        From 1990 through 1997, we made a number of acquisitions that significantly expanded our scale and presence. In 1990, we acquired Golf Card International, Inc. for approximately $18.0 million. In May 1994, we acquired Woodall Publishing Company, L.P. and Woodall World of Travel, L.P. for approximately $11.5 million. In March 1997, AGHI, our parent company at the time, issued its $130.0 million AGHI notes and contributed the proceeds of the AGHI notes to us as a capital contribution. We used the proceeds from that capital contribution to acquire Camping World, Inc. and Ehlert Publishing Group, Inc. for approximately $123.0 million and $22.3 million, respectively.

        In December 2001, we completed a $52.3 million property sale-leaseback transaction, the proceeds of which were used to repay senior indebtedness. In June 2003, we entered into our senior credit facility which provided for term loans in the aggregate of $140.0 million and a revolving credit facility of $35.0 million. The proceeds of our senior credit facility were used to refinance the existing senior secured indebtedness, pay a dividend of $13.7 million to AGHI, our parent company at the time, which was used by AGHI to pay a dividend in a like amount to AGHC, the parent company of AGHI, and to pay a dividend to AGHI, which was used by AGHI to redeem $30.0 million of the AGHI notes at 103.667%. Shortly thereafter, we distributed Camping World RV Sales, Inc., or CWRV, which generated

$9.1 million of revenue and $0.3 million of income from operations for the year ended December 31, 2003, to AGHC.

Results of Operations

        The following table sets forth the components of the statements of operations for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 (unaudited) as a percentage of total revenues, and the comparison of those components from period to period. The following discussion is based on our consolidated financial statements and the notes thereto included elsewhere in this prospectus. Our revenues are derived principally from membership services, including club membership dues and marketing fees paid to us for services provided by third parties, from publications, including subscriptions and advertising, and from retail sales.

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(as a percentage of revenues)			(unaudited)
Revenues:
Membership services	29.6%	28.9%	30.2%	32.2%	31.1%
Publications	16.1%	15.5%	16.8%	16.4%	17.0%
Retail	54.3%	55.6%	53.0%	51.4%	51.9%

	100.0%	100.0%	100.0%	100.0%	100.0%
Costs applicable to revenues:
Membership services	18.0%	17.2%	18.7%	18.7%	20.5%
Publications	11.4%	10.5%	11.4%	11.3%	11.9%
Retail	36.6%	36.7%	32.0%	30.7%	30.3%

	66.0%	64.4%	62.1%	60.7%	62.7%

Gross profit	34.0%	35.6%	37.9%	39.3%	37.3%
Operating expenses:
Selling, general and administrative	21.2%	23.6%	24.4%	26.2%	24.9%
Restructuring charge	—	0.5%	0.3%	—	—%
Depreciation and amortization	3.9%	2.2%	2.3%	2.8%	2.9%
Loss on sale of real estate	1.5%	—	—	—	—

	26.6%	26.3%	27.0%	29.0%	27.8%

Income from operations	7.4%	9.3%	10.9%	10.3%	9.5%
Non-operating items:
Interest expense, net	(2.8)%	(1.0)%	(1.3)%	(1.0)%	(3.6)%
Debt extinguishment expense	—	—	(0.4)%	—	(0.5)%
Other non-operating (expense) income, net	—	—	—	0.1%	—

	(2.8)%	(1.0)%	(1.7)%	(0.9)%	(4.1)%

Income from operations before income taxes and cumulative effect of accounting change	4.6%	8.3%	9.2%	9.4%	5.4%
Income tax expense	(2.3)%	(3.2)%	(3.5)%	(3.6)%	(2.1)%

Income from operations before cumulative effect of accounting change	2.3%	5.1%	5.7%	5.8%	3.3%
Cumulative effect of accounting change	—	(0.5)%	—	—	—

Net income	2.3%	4.6%	5.7%	5.8%	3.3%

Three Months Ended March 31, 2004
Compared With Three Months Ended March 31, 2003

  Revenues

        Revenues of $101.3 million for the first quarter of 2004 increased by approximately $8.8 million or 9.5% from the comparable period in 2003.

        Membership services revenues of $31.5 million for the first quarter of 2004 increased by approximately $1.7 million or 5.8% from the comparable period in 2003. This revenue increase was largely attributable to a $1.0 million increase in extended vehicle warranty program revenue due to continued growth in the sales of one-year warranty products, a $0.4 million increase for emergency road service due to increased enrollment and a $0.3 million increase in dealer marketing program revenue.

        Publication revenues of $17.2 million for the first quarter of 2004 increased $2.1 million or 13.9% from the comparable period in 2003 primarily due to the acquisition of three publication titles from Poole Publications, Inc. in October 2003.

        Retail revenues of $52.6 million increased $5.0 million or 10.5% over the first quarter of 2003. This variance consisted of a $7.5 million or 16.6% increase in Camping World merchandise sales partially offset by a $2.5 million decrease in recreational vehicle sales due to the divestiture of Camping World RV Sales, Inc. in the fourth quarter of 2003. Store merchandise sales increased $6.1 million due to a same store sales increase of 13.7% compared to a decrease of 6.5% in the first quarter of 2003 and the addition of three new stores in late 2003. The remaining net increase in merchandise sales was attributable to a $0.7 million increase in mail order sales and a $0.7 million increase in other installation fees, supplies and services revenue.

  Costs Applicable to Revenues

        Costs applicable to revenues totaled $63.5 million for the first quarter of 2004, an increase of $7.4 million or 13.1% from the comparable period in 2003.

        Membership services costs and expenses of $20.7 million increased approximately $3.4 million or 19.6%, from the first quarter of 2003. This increase consisted of $1.2 million of marketing and program expenses associated with the increased enrollment in the extended vehicle warranty and emergency road service programs, a $1.1 million increase in Coast to Coast Club expenses primarily due to the introduction of new member benefits including an expanded reservation system, a $0.3 million increase in marketing costs associated with vehicle insurance products, a $0.3 million increase in dealer marketing program costs and a $0.5 million increase in other marketing expenses.

        Publication costs and expenses of $12.0 million for the first quarter of 2004 increased $1.6 million from the comparable period in 2003 primarily due to the acquisition of publication titles from Poole Publications, Inc. in October 2003.

        Retail costs applicable to revenues increased $2.4 million or 8.3% to $30.8 million primarily due to increased store and mail order sales. The retail gross profit margin of 41.4% for the first quarter of 2004 increased from 40.2% from the comparable period in 2003; this is due to the cessation of lower margin recreational vehicle sales as a result of the divestiture of Camping World RV Sales, Inc.

  Operating Expenses

        Selling, general and administrative expenses of $25.2 million for the first quarter of 2004 increased $0.9 million compared to the first quarter of 2003 primarily due to increased retail labor, selling and general and administrative expenses of approximately $2.0 million partially offset by a $1.1 million reduction in executive compensation. Depreciation and amortization expenses of $3.0 million increased

$0.5 million over the prior year due primarily to increased depreciation on capital expenditures at Camping World and amortization of intangible costs associated with the acquisition of three titles from Poole Publications, Inc. in October 2003.

  Income from Operations

        Income from operations for the first quarter of 2004 remained the same as the first quarter of 2003 primarily due to increased gross profit for the retail and publications operations of $2.6 million and $0.5 million, respectively, partially offset by reduced gross profit in the membership services operations of $1.7 million and increased operating expenses of $1.4 million.

  Non-Operating Items

        Non-operating expenses were $4.1 million for the first quarter of 2004 compared to $0.9 million for the same period in 2003. This $3.2 million increase was due to $2.7 million of additional interest expense from higher loan balances associated with the senior credit facility restructuring in June 2003, the issuance of $200.0 million in 9% senior subordinated notes on February 18, 2004 and a $0.5 million debt restructuring charge associated with the permanent $25.0 million pay down of the senior credit facility upon the issuance of the 9% senior subordinated notes.

  Income before Income Taxes

        Income before income taxes for the first quarter of 2004 was $5.4 million, or 37.2% less than the first quarter of 2003. This $3.2 million decrease from the prior period was attributable to the $2.7 million increase in interest expense and the $0.5 million debt restructuring charge.

  Income Tax Expense

        The Company recognized approximately $2.1 million of income tax expense for the first quarter of 2004 compared to $3.3 million for the first quarter of 2003, with both quarters at a 38% effective tax rate. The effective tax rates are higher than statutory rates primarily due to state taxes.

  Net Income

        The net income in the first quarter of 2004 was $3.3 million compared to $5.4 million for the same period in 2003.

  Segment Profit

        Segment profit of $11.8 million for 2004 (before unallocated depreciation and amortization, interest, debt restructuring, general and administrative, and income tax expense) decreased $1.3 million or 10.0% for the comparable period in 2003.

        Membership services segment profit decreased $2.0 million or 18.8% to $8.7 million for the first quarter of 2004. This decrease is largely attributable to a $1.0 million decrease in segment profit associated with Coast to Coast Club, a $0.6 million decrease in profit associated with increased marketing costs of the vehicle insurance programs, and a $0.4 million increase in other marketing costs.

        Publication segment profit of $3.9 million for the first quarter of 2004 increased by $0.2 million or 4.5% from 2003. This increase was primarily attributable to the acquisition of three publication titles from Poole Publications, Inc. in October 2003.

        Retail segment loss of $0.9 million for the first quarter of 2004 decreased by $0.5 million or 38.0% from a $1.4 million loss in 2003. This decrease in segment loss resulted primarily from the increase in retail sales, partially offset by increases in selling, general and administrative expenses, interest expense and depreciation.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

  Revenues

        Revenues of $425.4 million for 2003 decreased by approximately $5.7 million or 1.3% from the comparable period in 2002.

        Membership services revenues for 2003 of $128.7 million increased by approximately $4.1 million or 3.3% from 2002. This revenue increase is largely attributable to a marketing fee increase of approximately $2.5 million from the extended vehicle warranty program due to the continued growth in sales of one-year warranty products, a $2.1 million increase in marketing fee income recognized on sales of RV financing products and vehicle insurance products, $1.2 million from increased participation in member events and dealer marketing program revenue and $1.1 million from emergency road service products due to increased enrollment. These increases were partially offset by a $1.7 million decrease in membership services revenue primarily associated with reduced enrollment in the Coast to Coast Club, and a $1.1 million reduction in marketing fees associated with the sale of health and life insurance products. The decreasing trend in membership in the Coast to Coast Club is due to fewer affiliated parks which actively sell and market the club, which in turn curtails membership. Three major resort systems that either experienced bankruptcy or left the Coast to Coast system in the past four years have directly affected the Coast to Coast membership enrollment.

        Publications revenues for 2003 of $71.4 million increased by $4.8 million or 7.2% from 2002. This increase was primarily attributable to $2.5 million in revenues associated with the acquisition of Black's Guides and Boating Industry Magazine at the end of 2002, and Poole Publication titles in October 2003, a $1.2 million increase in advertising and circulation revenue for the annual RV directories, additional advertising revenue of approximately $0.6 million from RV-related magazines, and $0.5 million of advertising revenue from a new ATV television program airing in the second and fourth quarters of 2003.

        Retail revenue for 2003 of $225.3 million decreased $14.6 million or 6.1% from 2002. This decrease consisted of a $10.5 million decrease in Camping World merchandise sales revenues and a $4.1 million decrease in recreational vehicle sales. The decrease in Camping World merchandise sales resulted from a $16.4 million decrease in mail order revenue as a result of reducing the catalog circulation by strategically promoting the catalogs to specific profitable market segments, which was partially offset by a reduction in mail order markdowns and discounts. Same store sales decreased $0.6 million or 0.4%, which also included reduced customer markdowns and discounts. These decreases were partially offset by $3.0 million of revenue associated with the addition of three new stores and a $3.5 million revenue increase for installation fees, service work and supply sales. The $4.1 million decrease in recreational vehicle sales is primarily due to the disposition of Camping World RV Sales, Inc. ("CWRV"), which was distributed to our ultimate parent company, AGI Holding Corp. ("AGHC") in the form of a non-cash dividend in October 2003. The distribution of CWRV was made at $1.2 million representing its then net book value which approximated fair market value.

  Costs Applicable to Revenues

        Costs applicable to revenues totaled $264.0 million in 2003, a decrease of $13.7 million or 4.9% from 2002.

        Membership services costs and expenses increased by approximately $5.4 million or 7.3% to $79.5 million for 2003 compared to $74.1 million in 2002. This increase was primarily associated with $4.4 million of increased expenses associated with marketing fee revenue increases from the extended vehicle warranty program, emergency road service and vehicle insurance products, a $1.9 million increase in membership operating expenses primarily relating to online marketing and marketing database file maintenance expenses and increased expenses of $0.9 million associated with increased sales in the dealer promotional programs. These increases were partially offset by a $1.8 million reduction in membership service costs primarily relating to reduced direct mail promotions in the President's Club and reduced enrollment in the Coast to Coast club.

        Publication costs and expenses of $48.4 million for 2003 increased $3.0 million or 6.7% compared to 2002. This increase was primarily attributable to the operations of the newly acquired publications and costs associated with the new television program.

        Retail costs applicable to revenues decreased $22.1 million or 14.0% to $136.1 million primarily due to the decrease in merchandise revenue which was primarily attributable to the 6.1% decrease in merchandise sales and a $7.1 million increase in vendor purchase rebates. The retail gross profit margin of 39.6% for 2003 increased from 34.0% in 2002. The gross margin increase was primarily attributable to a 31.4% drop in sales of recreational vehicles which have lower profit margins, a $7.1 million increase in vendor purchase rebates and a reduction in customer discounts from 14.1% to 11.0%.

  Operating Expenses

        Selling, general and administrative expenses of $104.1 million for 2003 were $2.5 million or 2.4% over 2002. The increased selling, general and administrative expenses resulted primarily from increased retail selling, labor and other general and administrative expenses of $7.5 million partially offset by a $5.0 million decrease in deferred executive compensation, which resulted from the slower growth in operating profits from 2002 to 2003 as compared to the growth in operating profits from 2001 to 2002. Depreciation and amortization expenses of $9.9 million were $0.5 million higher than in 2002 due to increased capital expenditures. The management restructuring expense of $1.2 million, which primarily related to the retail segment, decreased $1.1 million from 2002. Substantially all of the restructuring charges have been paid.

  Non-Operating Items

        Net non-operating items for 2003 were $7.0 million compared to $4.4 million for 2002. This $2.6 million increase was primarily due to a $1.7 million debt restructuring charge associated with refinancing AGI's credit facility on June 24, 2003 and a $1.2 million increase in interest expense as a result of higher average outstanding debt balances, partially offset by a net gain of $0.3 million on sales of various assets.

  Income Tax

        Income taxes for 2003 of $14.8 million increased $0.8 million from 2002. The effective income tax rates are higher than statutory rates due primarily to state taxes.

  Net Income

        The net income for 2003 was $24.4 million compared with $20.0 million for 2002. This increase was due to the $6.1 million increase in income from operations and the cumulative effect of accounting change in 2002, partially offset by a $2.6 million increase in non-operating expenses and a $0.8 million increase in income taxes.

  Segment profit

        Segment profit of $59.2 million for 2003 (before unallocated depreciation and amortization, general and administrative, interest, debt restructuring and income tax expense) increased by $0.4 million, or 0.1%, from 2002.

        Membership services segment profit of $41.4 million in 2003 decreased by $0.9 million, or 2.1% from $42.3 million in 2002. This decrease is primarily attributable to a $1.9 million increase in online marketing and database expenses, a $1.4 million decrease in profit in the Coast to Coast Club, a $0.3 million decrease in profit for extended warranty products and a $0.6 million increase in administrative and overhead expenses. These decreases were partially offset by a $1.3 million increase in profit from the transfer of the Camping World MVP vehicle insurance program from the retail segment, an $0.8 million increase in profit associated with the Good Sam Club, and a $1.2 million increase in profit attributable to an increase in marketing fee income from RV financing products.

        Publication segment profit for 2003 of $19.0 million increased by $1.9 million, or 11.1%, from 2002. This profit increase was primarily attributable to increased advertising and circulation revenue from the annual RV directories and RV-related magazines.

        Retail segment loss for 2003 of $1.2 million increased by $0.6 million, or 102.8%, over 2002. The increased segment loss resulted primarily from a $1.7 million transfer of the Camping World MVP vehicle insurance program to the membership segment and a $0.4 million decrease in profit from recreational vehicle sales due to the disposition of Camping World RV Sales, Inc. The segment losses above were partially offset by an $0.8 million increase in retail sales profit and a $0.7 million increase in profit for the President's Club due to a reduction in marketing expenses.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

  Revenues

        Revenues of $431.1 million for 2002 increased by approximately $25.8 million, or 6.4%, from 2001.

        Membership services revenues for 2002 of $124.5 million increased by approximately $4.6 million or 3.8% compared to $120.0 million for 2001. This revenue increase was largely attributable to a marketing fee increase of $3.3 million from the extended vehicle warranty program due to increased renewal rates on existing contracts and continued sales of the one-year warranty products, $1.3 million of increased membership fees (other than the Coast to Coast Club), a $0.9 million increase in fee income recognized on sales of vehicle insurance products and a $0.9 million increase in sales of emergency road service products. These increases were partially offset by reduced membership services revenue of $1.3 million in the Coast to Coast Club due to reduced enrollment and a $0.5 million reduction in marketing fees from the sale of health and life insurance products.

        Publications revenues for 2002 of $66.7 million increased by $1.5 million or 2.3% from $65.2 million for 2001. This increase was primarily attributable to the addition of REV, a new all-terrain vehicle title introduced in February 2002, and additional advertising and subscription revenue from the motorcycle and other all-terrain vehicle titles, partially offset by one less issue of Snowmobile in 2002.

        Retail revenue for 2002 of $239.9 million increased $19.7 million or 8.9% over 2001. This increase consisted of an $18.7 million increase in Camping World merchandise sales revenues and a $1.0 million increase in recreational vehicle sales. The increase in Camping World merchandise sales resulted from a same store sales increase of 9.8%, or an aggregate $13.5 million increase in store merchandise sales. The remaining variance was attributable to a $2.3 million increase in mail order revenue and a $2.9 million revenue increase for installation fees, service work and supply sales.

  Costs Applicable to Revenues

        Costs applicable to revenues totaled $277.7 million in 2002, an increase of $10.4 million or 3.9% over 2001.

        Membership services costs and expenses increased by approximately $1.2 million or 1.6% to $74.1 million for 2002 compared to $72.9 million in 2001. This increase was primarily associated with $1.4 million of increased expenses from the extended vehicle warranty program as a result of increased revenue, $0.8 million of Coast to Coast Club expenses primarily associated with prior period legal defense insurance reimbursements recovered in 2001 and $0.7 million of increased costs associated with fee income from vehicle insurance product sales. Partially offsetting these increases were expense decreases of $1.0 million associated with the RVSearch website, and $0.7 million associated with the RVtoday television program.

        Publication costs and expenses of $45.4 million for 2002 decreased $0.8 million or 1.8% compared to 2001. This net decrease was attributable to reduced production and marketing expenses for various publications, partially offset by costs associated with the new REV title and increased production and circulation costs for the motorcycle group.

        Retail costs applicable to revenues increased $10.0 million or 6.8% to $158.3 million primarily due to a $9.7 million increase in merchandise costs which was primarily attributable to the 8.9% increase in merchandise sales. The retail gross profit margin increased by $9.6 million to 34.0% in 2002 from 32.7% in 2001 primarily due to higher net labor rates charged on installation sales and a shift to higher margin products.

  Operating Expenses

        Selling, general and administrative expenses of $101.6 million for 2002 were $15.6 million or 18.1% over 2001. The increased selling, general and administrative expenses resulted primarily from increased retail selling, general and administrative expenses of $6.6 million, an increase of $3.2 million in real estate rental expense associated with the sale-leaseback transactions that occurred in December 2001, a $5.4 million increase in deferred executive compensation and $0.4 million from other general and administrative expenses. We incurred a $2.3 million restructuring charge in 2002 which was primarily attributable to a management change in the retail segment. As of December 31, 2002, approximately $0.6 million of restructuring charges remained unpaid. Depreciation and amortization expenses of $9.4 million were $6.5 million lower than in 2001. This decrease was primarily attributable to a $5.1 million reduction in amortization due to the discontinuance of goodwill amortization in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," implemented January 1, 2002 and reduced depreciation due to the real estate sold in the 2001 sale-leaseback transactions. In 2001, we recorded a $6.0 million net loss on sales of real estate.

  Non-Operating Items

        Net non-operating items of $4.4 million in 2002 decreased $7.0 million from 2001, primarily due to a reduction in net interest expense as a result of lower interest rates applied to a lower average outstanding debt balance.

  Income Taxes

        Income taxes for 2002 of $14.0 million increased $4.8 million from 2001. The effective income tax rates are higher than statutory rates due primarily to state income taxes.

  Cumulative Effect of Accounting Change

        In accordance with the transition provisions of SFAS No. 142, Goodwill and Other Intangible Assets, we recorded a non-cash charge of approximately $1.7 million to reduce the carrying value of the goodwill associated solely with the Golf Card Club, which is included within the Membership Services segment. This charge is non-operational in nature and is reflected as a cumulative effect of an accounting change in the accompanying Consolidated Statement of Operations.

  Net Income

        Net income for 2002 of $20.0 million increased $10.7 million from 2001. This increase resulted from a $12.4 million increase in income from operations for 2002 offset partially by the cumulative effect of an accounting change.

  Segment profit

        Segment profit of $58.8 million for 2002 (before unallocated depreciation and amortization, general and administrative, interest, debt restructuring and income tax expense) increased by $13.8 million, or 30.6%, from 2001.

        Membership services segment profit for 2002 of $42.3 million increased by $4.6 million, or 12.1%, from $37.7 million in 2001. This increase is primarily attributable to an increase in profit from the extended vehicle warranty program, the RV Today television program, the RVSearch website and the Good Sam Club of $2.0 million, $0.9 million, $0.8 million and $0.2 million, respectively. These profit increases were partially offset by a $2.0 million decrease in profit associated with the Coast to Coast Club and a $0.7 million decrease in intercompany interest income. The segment profit was further enhanced by $1.6 million due to the transfer of the Camping World MVP vehicle insurance program from the retail segment and a $1.8 million decrease in amortization expense as a result of the discontinuance of goodwill amortization.

        Publication segment profit for 2002 of $17.1 million increased by $3.6 million, or 26.5%, from $13.5 million in 2001. This increase in segment profit was primarily attributable to a $1.7 million profit increase for the annual RV directories and RV-related magazines, relating primarily to cost savings, a $0.5 million profit increase associated with the motorcycle and all-terrain vehicle publications, a $0.9 million decrease in amortization expense primarily due to the discontinuance of goodwill amortization and reduced intercompany interest expense of $0.5 million.

        Retail segment loss for 2002 of $0.6 million decreased by $5.6 million, or 90.8%, from $6.2 million in 2001. This reduced segment loss was due to a $3.9 million reduction in intercompany interest expense, a $2.0 million loss on the sale of certain real estate properties in 2001, a $1.6 million reduction in depreciation and amortization expense primarily as a result of the discontinuance of goodwill amortization and a $0.9 million increase in the profits of the President's Club. These profit increases were partially offset by a $1.4 million management restructuring charge, and a $1.4 million decrease in profit primarily from the transfer of the Camping World MVP vehicle insurance program to the membership segment.

Liquidity and Capital Resources

        We historically have operated with a working capital deficit. The working capital deficit as of March 31, 2004 and December 31, 2003 was $17.0 million and $23.0 million, respectively. The primary reason for the working capital deficit is the deferred revenue and gains reported under current liabilities in the amount of $57.8 million and $57.3 million as of March 31, 2004 and December 31, 2003, respectively. Deferred revenue is primarily comprised of cash collected for club memberships in advance, which is amortized over the life of the membership. We use net proceeds from this deferred membership revenue to lower our long-term borrowings. We generated net cash from operations of $12.1 million and $11.1 million for the first three months of 2004 and 2003, respectively.

        On June 24, 2003, we entered into an Amended and Restated Credit Agreement and a Senior Secured Floating Rate Note Purchase Agreement, which was amended on February 18, 2004, (collectively, our senior credit facility). This senior credit facility provides for a revolving credit facility of $35.0 million and term loans ("Term B1 and Term B2") in the aggregate of $140.0 million. Proceeds from our senior credit facility were used to refinance the existing senior secured indebtedness, pay a dividend of $13.7 million to our ultimate parent AGHC and redeem $30.0 million principal amount of the AGHI Notes at 103.667% of par in 2003. As of March 31, 2004, $32.5 million and $81.1 million were outstanding under the Term B1 and B2 loans, respectively. No borrowings were outstanding on the revolving credit facility as of March 31, 2004. Reborrowings under the term loans are not permitted. The interest on borrowings under our senior credit facility is at variable rates based on the ratio of total cash flow to outstanding indebtedness (as defined). Interest rates float with prime and the London Interbank Offered Rates, or LIBOR, plus an applicable margin ranging from 1.50% to 4.00% over the stated rates. As of March 31, 2004, the average interest rate on the term loans was 5.15%, and permitted borrowings under the undrawn revolving line were $23.4 million. We also pay a commitment fee of 0.5% per annum on the unused amount of the revolving credit line. The aggregate quarterly scheduled payments on the term loans are $350,000. The revolving credit facility matures on June 24, 2008, and the Term B1 and B2 loans mature on June 24, 2009. The funds available under our senior credit facility may be utilized for borrowings or letters of credit; however, a maximum of $12.5 million may be allocated to such letters of credit. As of March 31, 2004, we had outstanding letters of credit in the amount of $6.8 million outstanding. Our senior credit facility is secured by virtually all of our assets and a pledge of our stock and the stock of our subsidiaries.

        In February 2004, we issued $200.0 million aggregate principal amount of our 9% Senior Subordinated Notes due 2012 (the "Notes") in a private offering. The proceeds from the sale of the Notes were used to fund the tender offer and defease the remaining $100.0 million outstanding principal amount of the AGHI Notes, prepay $25.0 million of the Term B1 and Term B2 loans under our senior credit facility, pay a $60.0 million dividend distribution, create a $15.0 million segregated cash account pay certain prepayment and transaction costs and be available for general corporate purposes. If we use the segregated account, the amount which we may borrow under the revolving credit line of our senior credit facility will be reduced by an equal amount. As of March 31, 2004, we had a balance of $10.2 million in the segregated account and therefore the availability on our revolving credit line is reduced by $4.8 million. We may elect or be required to replenish this segregated account from time to time under the terms of our senior credit facility and, if replenished, availability under the revolving credit line will be restored in an equal amount. In addition, the amount held in this segregated account, including any earnings thereon, will be available to pay stockholder dividends upon satisfaction of a leverage test specified in our senior credit facility.

        The AGI indenture pursuant to which the Notes were issued contains certain restrictive covenants relating to, but not limited to, mergers, changes in the nature of the business, acquisitions, additional indebtedness, sale of assets, investments, and the payment of dividends subject to certain limitations and minimum operating covenants. We were in compliance with all debt covenants at March 31, 2004.

        For the three months ended March 31, 2004, we did not incur deferred executive compensation expense under the phantom stock agreements. The earned incentives under these agreements are scheduled to be paid at various times over the next five years. Phantom stock payments of $3.1 million are scheduled to be made over the remainder of the calendar year.

        Capital expenditures for the first three months of 2004 totaling $2.6 million increased $0.7 million from the first three months of 2003 primarily due to retail software upgrades and for new Camping World retail stores to be opened during of 2004. Additional capital expenditures of $7.8 million are anticipated for the balance of 2004, primarily for new Camping World stores and equipment, information technology and database enhancements, computer hardware upgrades and replacements, and computer software upgrades and enhancements.

        Management believes that funds generated by operations, together with available borrowings under our revolving credit line, will be sufficient to meet all of our anticipated cash requirements for the foreseeable future.

Contractual Obligations and Commercial Commitments

        The following table reflects our contractual obligations and commercial commitments as of March 31, 2004 on a pro forma basis, taking into account the issuance of the old notes in February 2004 and the application of the proceeds of the old notes as described under the preceding paragraph.

	Payments Due by Period
	Total	Balance of 2004	2005 and 2006	2007 and 2008	More than 5 years
	(dollars in thousands)
Long-term debt	$314,777	$1,128	$3,041	$3,228	$307,380
Operating lease obligations	129,216	8,674	21,796	16,547	82,199
Deferred compensation	5,367	3,100	2,267	—	—
Standby and commercial letters of credit	6,757	6,757	—	—	—

Total	$456,117	$19,659	$27,104	$19,775	$389,579

Factors Affecting Future Performance

        Although increases in operating costs could adversely affect our operations, management does not believe that inflation has had a material effect on operating profit during the past several years. However, fuel shortages and substantial increases in propane and gasoline costs could have a significant impact on our travel-related membership services and publications revenues. Historically such events have caused declines in advertisements but have not significantly affected club membership enrollment. We are unable to predict at what point fluctuating fuel prices may begin to adversely impact revenues or cash flow. We believe we will be able to partially offset any cost increases with price increases to our members and certain cost reducing measures. Recently gasoline prices have increased significantly, but the impact of the increases on our business is not known at this time.

Seasonality

        Our cash flow is highest in the summer months due to the seasonal nature of the retail segment, membership renewals and advertising prepayments for the annual directories.

Recent Accounting Pronouncement

  Consolidation of Variable Interest Entities

        In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest, or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition,

FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003.

        In December 2003, the FASB issued FIN No. 46 (revised December 2003), Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R as related to the Company are as follows:

  (i)
  Special purpose entities ("SPEs") and Non-SPE's created prior to January 1, 2004. The company must apply the provisions of FIN 46-R at the beginning of the first interim or annual reporting period beginning after December 15, 2004.

  (ii)
  All entities, regardless of whether a SPE, that were created subsequent to December 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after December 31, 2003. The company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

        The adoption of the provisions applicable to SPEs and all other variable interests obtained after December 31, 2003 did not have a material impact on the company's financial statements. The company is currently evaluating the impact of adopting FIN 46-R applicable to SPEs and Non-SPEs created prior to January 1, 2004.

Critical Accounting Policies

  General

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to membership programs and incentives, bad debts, inventories, intangible assets, employee health insurance benefits, income taxes, restructuring, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

  Revenue Recognition

        Merchandise revenue is recognized when products are sold in the retail stores or shipped for mail and Internet orders, or when services are provided to customers. Publication advertising and newsstand sales, net of estimated provision for returns, are recorded at time of delivery. Subscription sales of publications are deferred and recognized over the lives of the subscriptions. Emergency Road Service ("ERS") revenues are deferred and recognized over the life of the membership. ERS claim expenses are recognized when incurred. Royalty revenue is earned under the terms of an arrangement with a third party credit card provider based on a percentage of the Company's outstanding credit card balances with this third party credit card provider. Membership revenue is generated from annual, multi-year and lifetime memberships. The revenue and expenses associated with these memberships are deferred and amortized over the membership period. For lifetime memberships, an 18-year period is used, which is the actuarially determined estimated fulfillment period. Promotional expenses, consisting primarily of direct mail advertising, are deferred and expensed over the period of expected future benefit, typically three months based on historical actual response rates. Renewal expenses are expensed as the related materials are mailed. Recognized revenues and profit are subject to revisions as the membership progresses to completion. Revisions to membership period estimates would change the amount of income and expense amortized in future accounting periods. At December 31, 2003 and 2002, $2.1 million of advertising expenses were reported as assets. Advertising expenses for 2003, 2002 and 2001 were $27.3 million, $30.8 million and $29.9 million, respectively.

  Accounts Receivable

        We estimate the collectability of our trade receivables. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including the current credit-worthiness of each customer. Changes in required reserves have been recorded in recent periods and may occur in the future due to the market environment.

  Inventory

        We state inventories at the lower of cost or market. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels. We have recorded changes in required reserves in recent periods due to changes in strategic direction, such as discontinuances of product lines as well as changes in market conditions due to changes in demand requirements. It is possible that changes in required inventory reserves may continue to occur in the future due to the market conditions.

  Long-Lived Assets

        Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets, ranging from one to twenty-three years.

        Long-lived assets, such as property, plant and equipment and purchased intangible assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We assess the fair value of the assets based on the future cash flow the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment is identified, we reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, comparable market values. We determined there were no indicators of impairment of long-lived assets as of December 31, 2003.

        We have evaluated the remaining useful lives of our finite-lived purchased intangible assets to determine if any adjustments to the useful lives were necessary or if any of these assets had indefinite lives and were therefore not subject to amortization. We determined that no adjustments to the useful lives of our finite-lived purchased intangible assets were necessary. The finite-lived purchased intangible assets consist of membership customer lists, resort and golf course agreements, non-compete and deferred consulting agreements and deferred financing costs which have weighted average useful lives of approximately 7 years, 23 years, 15 years and 8 years, respectively.

  Indefinite Lived Intangible Assets

        Effective January 1, 2002, we adopted new accounting standards on "Business Combinations" and "Goodwill and Other Intangible Assets." In accordance with these new standards, goodwill and intangible assets with indefinite lives are no longer amortized but instead are measured for impairment at least annually or when events indicate that an impairment exists. As required by the new standards, the impairment tests for goodwill and other indefinite-lived intangible assets are assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with the net book value (or carrying amount), including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, accordingly the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The impairment test for other intangible assets consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

        Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the extent of such charge. Our estimates of fair value utilized in goodwill and other indefinite-lived intangible asset tests may be based upon a number of factors, including assumptions about the projected future cash flows, discount rate, growth rate, determination of market comparables, technological change, economic conditions or changes to our business operations. Such changes may result in impairment charges recorded in future periods.

        The fair value of our reporting units was determined using a combination of the income approach and the market approach. Under the income approach, the fair value of a reporting unit is calculated based on the present value of estimated future cash flows. Future cash flows are estimated by us under the market approach, fair value is estimated based on market multiples of revenue or earnings for comparable companies.

        Based on the results of the annual impairment tests, we determined that no impairment of goodwill existed as of December 31, 2003. However, future goodwill impairment tests could result in a charge to earnings. We will continue to evaluate goodwill on an annual basis and whenever events and changes in circumstances indicate that there may be a potential impairment.

  Restructuring

        We recorded reserves in connection with the restructuring program primarily within our retail segment. These reserves include estimates pertaining to employee separation costs. Although we do not anticipate significant changes, the actual costs may differ from these estimates.

Quantitative and Qualitative Disclosure About Market Risk

        We are exposed to market risks relating to fluctuations in interest rates. Our objective of financial risk management is to minimize the negative impact of interest rate fluctuations on our earnings and cash flows. Interest rate risk is managed through the use of a combination of fixed and variable interest debt as well as the periodic use of interest rate collar contracts.

        The following information discusses the sensitivity to our earnings. The range of changes chosen for this analysis reflects our view of changes which are reasonably possible over a one-year period.

These forward-looking disclosures are selective in nature and only address the potential impacts from financial instruments. They do not include other potential effects which could impact our business as a result of these interest rate fluctuations.

  Interest Rate Sensitivity Analysis

        At December 31, 2003, on a pro forma basis, we had debt totaling $315.1 million, comprised of $113.9 million of variable rate debt and $201.2 million of fixed rate debt. Holding other variables constant (such as debt levels), the annualized earnings and cash flow impact of a one-percentage point increase/decrease in interest rates would have an unfavorable/ favorable impact of approximately $1.1 million.

  Credit Risk

        We are exposed to credit risk on accounts receivable. We provide credit to customers in the ordinary course of business and we perform ongoing credit evaluations. Concentrations of credit risk with respect to trade receivables are limited due to the number of customers comprising our customer base. We currently believe our allowance for doubtful accounts is sufficient to cover customer credit risks.

Changes in Independent Auditors

        On June 26, 2002, the Board of Directors of Affinity Group, Inc. appointed Ernst & Young LLP as our independent public accountants, replacing Arthur Andersen LLP. We dismissed Arthur Andersen LLP on the same date.

        The audit reports of Arthur Andersen LLP on the consolidated financial statements of our company as of and for the year ended December 31, 2001 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

        During our fiscal years ended December 31, 2001 and December 31, 2002 there were no disagreements between us and Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Arthur Andersen LLP's satisfaction, would have caused Arthur Andersen LLP to make reference to the subject matter of the disagreement in connection with its reports.

        None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred within the two most recent fiscal years of our company and the subsequent interim period to the date hereof.

        We provided Arthur Andersen LLP with a copy of the foregoing disclosures. AGHI filed a copy of Arthur Andersen LLP's letter, dated April 8, 2002, stating its agreement with such statements as an exhibit to AGHI's Current Report on Form 8-K, filed on June 27, 2002, and incorporate it herein by reference.

        During the year ended December 31, 2001 and through June 26, 2002, we did not consult with Ernst & Young LLP regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

BUSINESS

Overview

        We are a member-based direct marketing organization targeting North American recreational vehicle or RV owners and outdoor enthusiasts. Our club members form a receptive audience to which we sell products, services, merchandise and publications targeted to their specific recreational interests. In addition, we are a specialty retailer of RV-related products. We operate through three principal lines of business, including (i) club memberships and related products and services, (ii) subscription magazines and other publications including directories, and (iii) specialty merchandise sold primarily through our 36 Camping World retail supercenters, mail order catalogs and the Internet.

        There are approximately 1.8 million dues paying members enrolled in our clubs. We currently have 5.9 million in aggregate circulation and approximately 1.2 million paid subscriptions across our 43 publications. We believe our club members have favorable demographic characteristics. For the year ended December 31, 2003, our actual revenue, operating income and net income were $425.4 million, $46.2 million and $24.4 million, respectively. Pro forma EBITDA (as defined in "Summary Consolidated Financial and Other Data") and pro forma net income were $55.9 million and $13.2 million, respectively.

Competitive Strengths

        We believe that our key competitive strengths are as follows:

        Stable, Recurring Cash Flow Stream.    Approximately 82% of our operating income is generated through our membership club, subscription-based products and services and publications businesses, which historically have provided a recurring income stream through a core base of customers. Our four membership clubs have a historical average renewal rate of 67%, which we believe compares favorably to other subscription-based businesses. Similarly, our subscription-based products and services have historically also experienced high renewal rates, averaging over 85% over the past four years for our largest product and service offerings (ERS, RV vehicle insurance and extended warranty). Additionally, we believe that the stability of our circulation base is attributable to the fact that our most significant titles are the dominant publications in their respective niches.

        Established Market Positions.    We are a member-based direct marketing organization targeting North American RV owners and outdoor enthusiasts with comprehensive targeted product offerings. Our Good Sam Club, which was founded in 1966, and President's Club are both long-established RV membership clubs in North America. Camping World is a long-established national specialty retailer of merchandise accessories and services for RV owners and camping enthusiasts.

        We believe our significant size relative to our competition is a meaningful advantage that provides us greater leverage to negotiate benefits and discounts with third-party service providers for our members and consequently enhances the value of our product and service offerings. Additionally, these negotiating and pricing advantages allow us to increase membership dues without risking the loss of members, who are compensated by additional savings. These advantages compound as new customers are drawn to the higher savings earned by our club members. Our 1.8 million club members and the 7.3 million consumers in our proprietary database serve as a unique, captive audience for direct marketing, which significantly lowers customer acquisition costs relative to our competitors and facilitates cost-effective cross-selling.

        Largely Recession Resistant.    We believe the characteristics of our business mitigate the effects of economic downturns on our operating performance. While the sale of new RVs is generally influenced by economic conditions, our financial performance has historically shown little correlation to changes in the Gross Domestic Product, gas prices or even new RV shipments. We believe this is partially due to the small cost of our products and services relative to the cost of purchasing an RV and the fact that our clubs provide average annual savings significantly in excess of the annual dues. We market our clubs, products and services to a sizable existing installed base of 6.9 million RV owners, which affords us the ability to continue to attract new customers irrespective of new RV sales. We believe RV owners may be more likely to take vacations utilizing RVs during an economic downturn because they are generally less expensive than vacations necessitating plane or train travel and hotel accommodations, which would drive increased sales of our products.

        Favorable Demographic Trends.    Favorable demographic trends, in particular the aging of the "baby boomers," indicate that RV ownership should increase during the next 10 years. Overall RV ownership rates have historically been highest, with 14% penetration, in the 55-64 age bracket, an age group that is expected to grow 45% by 2010, according to the RV Survey. Furthermore, the 45-54 age bracket, which maintains the second highest ownership rate of RVs, is expected to grow 15% by 2010. The growth in these age groups is expected to generate dramatic growth in the pool of potential RV consumers. Also, according to the RV Survey, this age group shift will drive the number of households that own at least one RV from 6.9 million in 2001 to 7.9 million in 2010. In addition, RV owners have household incomes that significantly exceed the national average. These demographics are attractive for advertisers and third-party providers of products and services.

        Experienced and Incentivized Management Team.    Our executive management team has extensive publishing, direct marketing and retail experience with significant expertise in the RV industry. With an average of over 13 years with us, the team has developed substantial experience in increasing our target customer base, using strategic alliances to bolster product offerings that create value for our customers and increasing cross-selling opportunities for our high margin product offerings. Our consistent operating performance, to a great extent, is attributable to our senior managers who are responsible for developing and implementing our business strategy and focusing on increasing profitability. Our executive management team is compensated both through an annual salary and through a management incentive program that is directly tied to our financial performance.

Our Strategy

        Our primary business strategy is to maximize the sale of club memberships, products, services, publications and merchandise to our target customer base of RV owners and outdoor enthusiasts. To this end, we focus on cross-selling our various offerings to each of our customers while managing customer acquisition costs and maintaining high renewal rates by providing high value product offerings.

        Maximize Customer Retention with Value-Added Product Offerings.    A key aspect of our strategy is to maximize the value proposition of each of our product offerings, which contributes to strong customer renewal rates. Each of our four membership clubs provides our customers with tangible savings over and above the membership fee. On average, club members realize savings five times greater than the cost of their annual membership dues as the result of being able to purchase products and services at discounts made available through our clubs. We believe that the participation levels and renewal rates of club members reflect the benefits derived from their membership. As such, in order to maximize customer renewal rates, we constantly evaluate member satisfaction and actively respond to changing member preferences through the enhancement or introduction of new membership benefits including products and services.

        Efficiently Acquire New Customers.    We believe efficient customer acquisition and a sizeable database population are critical to driving our growth and profitability. Camping World and its discount buyer's club, President's Club, together, account for approximately 70% of our new customer database entries. In addition to being a highly valuable customer loyalty program, President's Club allows us to capture specific information about each customer including RV type and usage, as well as information on the customer's age, income, net worth and interests, while adding virtually no incremental customer acquisition costs. We are able to customize our direct marketing offers based upon our customers' profiles. Other methods of customer acquisition include purchasing lists from data providers and placing our publications at campgrounds and dealerships. We then manage our database and target our offers to the customers most likely to purchase more than one of our product offerings.

        Cross-Sell Products and Services to Existing Customers.    We proactively cross-sell our products and services across our customer base. For example, we use our existing customer database to cost-efficiently market Camping World products through catalogs. Conversely, Camping World supercenters provide direct customer referrals to our membership clubs, products and services through their in-store kiosks. In addition, we use our publications to communicate with our core customer base and to promote our other business segments to existing club members. Our magazines contain relevant content as well as various forms of advertisements for our membership clubs, products and services.

        Develop and Market Additional Product and Service Offerings and Additional Affinity Groups.    We continually evaluate additional products and services that can be developed and offered to our customer base of RV owners and outdoor enthusiasts and we continually expand the variety of products and services that are attractive to our customer base. When introducing new products and services, we concentrate on products and services provided by third parties, which we can market without significant capital investment or underwriting risk and for which we typically receive a marketing fee from the service provider based on sales volume. We seek to utilize the purchasing power of our club members to obtain products and services at attractive prices. Also, we believe that the experience we have accumulated in managing our existing recreational affinity groups is applicable to the management of other recreational interest organizations. As a result, we conduct ongoing evaluations for developing or acquiring affinity groups for which we can build membership enrollment and to which we can market products and services.

        Expand Niche Recreational Publications.    We believe aggregate circulation of our magazines is an important factor in determining the amount of revenue we can obtain from advertisers. Consequently, we seek to expand our presence as a dominant publisher in select recreational niches through the introduction of new magazine titles and the acquisition of other publications in our markets or in complementary recreational market niches. Publications in complementary niches may also provide the opportunity to launch new membership clubs, to market our products and services to new customers and to develop other products and services, which meet the special needs of these customers. For example, our acquisition of the publishing assets of Poole Publications, Inc. in October 2003 allowed us to expand our presence in the recreational boat market niche.

        Increase Camping World Penetration.    We intend to continue the controlled expansion of our Camping World supercenter network by developing Camping World stores alongside or within independent RV dealerships, including RV dealerships owned and operated by our affiliates, which provides a competitive advantage by creating a means of increasing retail customer traffic. In 2003 we opened four new Camping World stores, and in 2004 we intend to open eight Camping World stores as a part of our dealer alliance program. In addition to generating increased cash flows from the sale of merchandise, a larger network of geographically diverse Camping World stores will enhance our ability to market our portfolio of membership clubs, publications and product and service offerings to a significantly larger customer base.

RV Industry

        The use of RVs and the demand for club memberships and related products and services may be influenced by a number of factors including general economic conditions, the availability and price of propane and gasoline, and the total number of RVs. We believe that both the installed base of RVs and the type of RV owned (full service vehicles excluding van conversions) are the most important factors affecting the demand for our membership clubs, merchandise, products and services. Based on the RV Survey, the number of households owning RVs is projected to increase from 6.9 million in 2001 to nearly 7.9 million in 2010. The RV Survey also indicates that the percentage of households owning RVs during this period will rise slightly from 7.6% to 7.8%.

        According to the RV Survey, the average RV owner is 49 years old. RV ownership also increases with age reaching its highest percentage level among those 55 to 64 years old. Households in this age group are projected to increase from 14.3 million in 2001 to 20.7 million in 2010. RV ownership also is concentrated in the western United States, an area in which the population growth rate continues to be greater than the national average. The RV Survey also indicates that RV ownership is associated with higher than average annual household income; average annual household income among RV owners was approximately $56,000 per annum as compared to the national average of $40,000 per annum.

        The average age and annual household income of our club members in 2001 were 57 years and $57,000, respectively, based on member survey data compiled by us. We believe that the demographic profile of our typical club member, coupled with a demographic trend towards an aging population will have a favorable impact on RV ownership and the demand for club memberships and related products and services.

Membership Clubs, Products and Services

  Membership Clubs

        We operate the Good Sam Club, Coast to Coast Club and Camping World's President's Club for RV owners, campers and outdoor vacationers, and the Golf Card Club for golf enthusiasts. The membership clubs form a receptive audience to which we market our products and services.

        The following table sets forth the number of members at December 31, 2003, annual membership dues and average annual renewal for the five-year period ended December 31, 2003 for each club:

Membership Club	Number of Members at 2003(1)	Annual Fee(2)	Average Renewal Rate(3)
Good Sam Club	958,000	$12-$25	68%
President's Club	598,200	$15-$20	65%
Coast to Coast Club	117,300	$80-$90	69%
Golf Card Club	77,400	$49-$65	63%

(1)
Also includes multi-year and lifetime members.

(2)
For a single membership, subject to special discounts and promotions.

(3)
Excludes members having lifetime memberships.

        In addition to regular memberships, we also sell multi-year memberships. We believe that multi-year memberships provide several advantages, including the up-front receipt of dues in cash, reduced membership costs and a strengthened member commitment.

  Good Sam Club

        The Good Sam Club, founded in 1966, is a membership organization for RV owners. The Good Sam Club is the largest RV organization in North America with approximately 958,000 member families and almost 1,900 local chapters as of December 31, 2003. The average renewal rate for Good Sam Club members was approximately 68% during the period 1999 through 2003. We have focused on selling higher margin multi-year memberships which, among other advantages, reduces the cost of membership renewal. The average length of time for participation in the Good Sam Club is almost six years with most club members purchasing annual memberships.

        Membership fees range from $12 to $25, subject to the term and type (acquisition or renewal). The benefits of club membership include: discounts for overnight stays at approximately 1,750 participating RV parks and campgrounds, discounts on the purchase of supplies and accessories for RVs at over 60 RV service centers, a free annual subscription to Highways, the club's regular news magazine, discounts on our other publications, trip routing and mail-forwarding, and access to products and services developed for club members. Based on typical usage patterns, we estimate that Good Sam Club members realize estimated annual savings from discounts of almost $100.

        The Good Sam Club establishes quality standards for RV parks and campgrounds participating in its discount program. Campgrounds and parks participating in the Good Sam program benefit from increased occupancy and sales of camping related products. We believe we have established considerable penetration of those for-profit RV parks and campgrounds which meet our quality standards for participation in the discount program. We monitor our affiliated campgrounds and remove poorly run facilities to ensure that our brand image and reputation are not diluted.

        Beginning in 1992, we began selling lifetime memberships for the Good Sam Club. As of December 31, 2003, the average price for a lifetime membership was $306 with 126,400 members registered. Based on actuarial information, we expect the average length of a lifetime membership to be 18 years.

        The following table sets forth the number of members and RV parks and campgrounds at which discounts for members were available for 1999 through 2003:

	1999	2000	2001	2002	2003
Number of Good Sam Club Memberships	970,100	949,600	946,800	960,600	958,000
Lifetime members included above	109,900	114,800	119,000	121,400	126,400
Number of RV campgrounds offering discounts to Good Sam members	1,775	1,747	1,650	1,650	1,750

  President's Club

        The President's Club program, which was established in 1986, is the discount buyer's club for Camping World and the second largest RV club worldwide (behind only our Good Sam Club). As of December 31, 2003, our President's Club had 598,200 members. The primary benefit offered to members of the President's Club is a 10% discount on all retail merchandise at Camping World stores. President's Club offers us an extremely cost effective and powerful method of acquiring customers who are likely to be receptive to our subscription-based product and service offerings. We use the significant amount of information gathered when a customer signs up for membership in the President's Club to tailor product offers to his or her likely needs and interests. Additionally, we believe that our President's Club, much like a traditional customer loyalty program, serves to bolster sales at our Camping World supercenters.

        In addition to the 10% discount at Camping World stores, President's Club members also receive RV View, the club magazine, as well as special mailings, including newsletters and flyers offering selected products and services at special prices. We typically use the President's Club brand in the marketing of our products and services to these customers.

        President's Club memberships may initially be obtained for one, two or three years at a cost of $20, $35 or $50, respectively. We estimate that the average President's Club member realizes savings of approximately $33 per year. The average renewal rate for members of the President's Club was 65% during the period from 1999 through 2003.

        The following table sets forth the number of President's Club members and number of retail stores for 1999 through 2003:

	1999	2000	2001	2002	2003
Number of President's Club Memberships	560,200	581,700	596,500	626,000	598,200
Number of stores	30	30	30	30	33

  Coast to Coast Club

        The Coast to Coast Club operates a long-established reciprocal use network of private RV resorts in North America. We offer a series of membership benefits depending upon pricing and program type under the Coast to Coast name. Members of Coast to Coast belong to a private RV resort owned and operated by parties unrelated to us. Club members may use the participating resorts in the Coast to Coast network on a reservation or space available basis. At December 31, 2003, there were approximately 117,300 member families in the Coast to Coast Club. Approximately 329 private RV resorts nationwide participated in the Coast to Coast reciprocal use programs as well as a network of about 220 open to the public affiliated campgrounds. These private resorts are designed primarily for RV owners, but typically provide camping or lodging facilities, comprised of RVs, cabins, park models and condominiums. For an initial membership fee plus annual maintenance fees, both separate from the membership dues paid to Coast to Coast and both paid by the customer to the resort, the private resorts provide an RV site with water, sewer and electrical hook-ups and recreational amenities. We have established quality criteria for resorts to join and remain in the Coast to Coast networks.

        For standard annual renewal dues from $79.95 for a single year membership to $189.95 for a multiple-year membership, Coast to Coast members receive the following benefits: discounts for overnight stays at participating resorts and campgrounds, an annual subscription to Coast to Coast Magazine, the Coast to Coast Directory providing information on the participating resorts, discounts on our other publications, access to discount hotels and travel services and access to ancillary products and services developed for club members.

        We believe that resorts participating in the Coast to Coast networks view access to reciprocating member resorts as an incentive for their customers to join their resort. Because a majority of Coast to Coast members own RVs, access to participating resorts throughout North America can be an important complement to local resort membership. Based on typical use patterns, we estimate that Coast to Coast members realize estimated annual savings from these discounts of over $100 from discounted overnight stay accommodations at participating resorts. The average annual renewal rate for members of the Coast to Coast Club after the initial one-year membership (which is generally paid by the member resort not the club member) was approximately 69% during the five-year period 1999 through 2003.

        The following table sets forth the number of members in the Coast to Coast Club and resorts participating in the reciprocal use program, and the number of public resorts extending discounts to Coast to Coast members for 1999 through 2003:

	1999	2000	2001	2002	2003
Number of Coast to Coast Club Memberships	194,600	178,100	157,200	139,800	117,300
Participating private resorts	400	360	360	383	329
Participating public resorts	529	590	624	572	220

        The reduction in the number of participating public resorts in the Coast to Coast reciprocal use program during 2003 resulted primarily from operational changes in the system which were implemented by Coast to Coast during 2003 to improve the quality of the system for Coast to Coast members. These changes increased the responsibilities of the public resorts. Since the Coast to Coast system is a network for private resorts and their members, participation by public resorts is an ancillary benefit to the members and the reduction in participating public resorts does not materially affect the program.

  Golf Card Club

        The Golf Card Club, founded in 1974, had approximately 77,400 members at December 31, 2003. The major attraction for membership is the financial savings which members receive when playing at one of over 3,800 participating golf courses located throughout the US and Canada. The annual membership fee varies with the length and type (single or double) of membership. We believe that the participating golf courses providing playing privileges to club members represent the largest number of golf courses participating in a discount program in North America. None of the participating golf courses are owned or operated by us.

        Members of the Golf Card Club receive the following benefits:

  •
  minimum of two rounds annually of free or discounted golf at over 3,800 participating golf courses and resorts;

  •
  discounted vacation packages at 220 "Stay and Play" resorts;

  •
  car rental discounts from National and Alamo;

  •
  annual subscription to Golf Traveler member publication, published four times per year;

  •
  Annual Directory of Affiliated Courses and Resorts;

  •
  one-year Quest membership (hotel discount card);

  •
  access to 150 local Grasshopper Clubs for tournaments and social activities;

  •
  opportunity to play in Member-Guest Tournaments; and

  •
  chance to test (and keep) select golf products.

        Daily-fee, semi-private resort and municipal golf courses participate in the Golf Card program. The program is attractive to participating courses because it builds traffic and helps fill empty tee times during off-peak hours. In addition, participating courses receive promotion of their golf course in Golf Traveler member publication, the Annual Directory, and the club website www.golfcard.com. Members also purchase other merchandise or services when exercising their playing privileges. In this manner, the Golf Card members tend to provide incremental revenue to the golf courses. Based on surveys conducted by us, members realize savings on greens fees, ranging from $150 to $250 annually, which significantly exceed the cost of membership.

        The standard annual membership fee is $65 for a single membership and $110 for a double membership. Multi-year memberships range from a single two-year membership for $118 to a three-year double membership for $267. The average renewal rate for Golf Card Club members was approximately 63% for the five-year period 1999 to 2003.

        The following table sets forth the number of Golf Card members, participating golf courses and "Stay and Play" resorts for 1999 through 2003:

	1999	2000	2001	2002	2003
Number of Golf Card Club Memberships(1)	93,600	93,900	82,300	79,400	77,400
Number of Participating Golf Courses	3,300	3,300	3,300	3,800	3,800
Number of "Stay and Play" Golf Resorts	264	251	241	225	220

(1)
A single membership counts as one member and a double membership as two members.

  Products and Services

        Our 1.8 million club members form a receptive audience to which we sell products and services targeted to the recreational interests of our club members. We promote products and services which either address special needs arising in the activities of the club members or appeal generally to persons with the demographic characteristics of club members. The two most established products are the emergency road service, or ERS, and the vehicle insurance programs. Most of our products and services are provided by third parties who pay us a marketing fee, with the exception of ERS where we assume the risk of incurred claims.

  Emergency Road Service

        We promote various emergency road service products to our existing membership programs, as well as to non-club members. The ERS programs provide towing and roadside assistance for subscribers with annual dues ranging from $79.95 to $99.95. We developed ERS initially for Good Sam Club members in 1984, and 28% of the Good Sam Club membership currently is enrolled in the Good Sam ERS program. We believe it is important to target the diversified market niches with identifiable products that offer a full range of benefits. We currently market these products through direct mail, advertising in publications, campground directories, space ads, Internet and telemarketing.

        The table below sets forth the total enrollment in the various ERS programs for 1999 through 2003:

	1999	2000	2001	2002	2003
ERS Enrollment	331,700	341,600	345,100	348,400	354,400

        For the sixth year in a row, enrollment in the various ERS programs has grown through promotional and marketing efforts which have attracted new members and improved renewal rates. Combined enrollment in the programs has increased 6,000 members or approximately 2% over 2002.

  Vehicle Insurance Programs

        We offer two vehicle insurance programs that offer cost-effective collision and liability insurance suitable to the demographic characteristics and vehicle usage patterns of our club members. The Vehicle Insurance Program, or VIP, is marketed primarily to members of the Good Sam Club and Coast to Coast Club. The Motor Vehicle Program, or MVP, is marketed to President's Club members. For 2003, the two programs had approximately 213,400 members, which represented a 16.0%, 3.2% and 6.8% penetration, respectively, of the Good Sam Club, Coast to Coast Club, and President's Club. During the period from 1999 through 2003, the average annual renewal rate of members participating in these insurance programs was approximately 90%. Our marketing fee revenue is based on the amount of written premiums and the insurance provider assumes all claim risks.

        The following table sets forth the total number of policies in force, the dollar amount of written premiums paid to insurance providers, and the marketing fees generated for 1999 through 2003:

	1999	2000	2001	2002	2003
Total policies in force	235,100	231,200	234,600	230,600	213,400
Written premiums paid to insurance providers (millions)	$236	$231	$240	$249	$254
Marketing fees (millions)	$21	$19	$18	$19	$20

        We believe the decrease in total policies from 2002 to 2003 was the result of lower renewal rates caused by higher insurance rates throughout the industry.

  Other Products and Services

        Other products and services marketed to club members include extended vehicle warranties, vehicle financing, credit cards, supplemental health and life insurance and financial services. Most of these services are provided to club members by third parties who pay us a marketing fee.

        In 1996 we launched the Continued Service Plan, a private label extended vehicle warranty program for RVs. Total marketing fees for the year 2003 increased 22% over the same period in 2002, for a total of $13.7 million. The program had 28,637 policies in force as of December 31, 2003. Sales of new policies are derived from direct mail marketing, print ads in our magazines, Internet and e-mail solicitations and retail kiosks in Camping World stores. Renewed policies represent 41% of the total sales for 2003.

        The RV financing program is administered by Ganis Credit Corporation, or Ganis, which is affiliated with E*Trade Bank and E*Trade Securities, or E*Trade. The number of Ganis RV loans to our club members increased by 106.3% from 2002 to 2003. During the fourth quarter of 2003, the relationship with E*Trade expanded to include auto, truck, motorcycle, mortgage and home equity loans and brokerage and deposit services.

        The credit card program is offered through MBNA America. Active cards increased 7.5% and outstanding balances increased 9.1% from 2002 to 2003.

        In addition, we are evaluating other products and services that club members may find attractive. When introducing new products and services, we concentrate on products and services provided by third parties, which we can market without significant capital investment by us and for which we receive a marketing fee from the service provider based on sales volume. We seek to utilize the purchasing power of our club members to obtain products and services at attractive prices.

Publications

        We produce and distribute a variety of publications for select markets in the recreation and leisure industry, including general circulation periodicals, club magazines, directories, and RV industry trade magazines. Revenues are recognized from the sale of advertising, subscriptions and direct sales of some of the publications. We believe that the focused audience of each publication is an important factor in attracting advertisers.

        The following chart sets forth the circulation and frequency of our publications:

Publication	Circulation as of December 31, 2003		Number of Issues Published Each Year
Paid Circulation Magazines:(1)
American Rider	64,831		7
ATV Sport	57,537		10
Bass & Walleye Boats(2)	68,970		9
Bowhunting World	81,876		9
Camping Life(2)	81,523		6
MotorHome	151,050		12
REV	20,054		3
Rider	125,896		12
SnowGoer	60,581		6
Snow Week	19,143		15
Trailer Boats(2)	106,423		11
Trailer Life	283,030		12
Woman Rider	29,458		4
Controlled Circulation—Business:(3)
Archery Business	11,000		7
Boating Industry	23,175		6
Campground Management	12,977		12
PowerSports Business	11,001		16
PowerSports Business Directories	7,372		4
RV Business	18,000		12
Controlled Circulation—Consumer:(4)
ATV Magazine	240,087		6
Cruising Rider	121,688		4
Snowmobile	482,363		3
Watercraft World	148,631		6
Free Distribution:(5)
Thunder Press—North	29,673		12
Thunder Press—East	25,326		12
Thunder Press—West	49,105		12
Woodall Specials	111,970	(6)	2
Woodall's Regional News Tabloids	143,946	(5)	12
Annuals:(1)
Trailer Life Campground/RV Park & Services Directory	263,736		1
Trailer Life's RV Buyers Guide	104,487		1
Black's Directories	64,580		1
Ultimate Snowmobile Buyers Guide	133,552		1
Woodall Buyer's Guide	64,905		1
Woodall Campground Directory	312,596		1
Woodall Tenting Directory	27,175		1
Woodall Go & Rent… Rent & Go	105,050	(5)	1
Towing Guide(2)	415,750		1
Club Magazines:(7)
Coast to Coast Magazine	143,500		8
Golf Traveler(8)	87,950		6
Highways	947,558		11
RV View	601,643		5

(1)
Paid circulation, may include supplemental qualified controlled.

(2)
New publications acquired in 2003.

(3)
Trade publication distributed to industry-specific groups.

(4)
Qualified and limited paid.

(5)
Includes limited paid.

(6)
Distribution to RV outlets, including campgrounds and dealerships.

(7)
Limited to club members and promotional copies. The price is included in the membership fee.

(8)
Only one magazine is issued when two members are from the same household.

  Paid Circulation Magazines

        American Rider, introduced in November 1993, is targeted to owners and operators of Harley-Davidson motorcycles.

        ATV Sport was introduced in May 1998 and targets recreational and racing sport quad riders.

        Bass & Walleye Boats is the only magazine dedicated exclusively to freshwater fishing boat owners who demand top performance from their boats, engines and accessories.

        Bowhunting World is the archery equipment authority which provides information on new equipment reviews and maintenance techniques, and features articles which discuss ethical hunting, hunting rights, and pertinent legislative issues.

        Camping Life is dedicated to providing family-style campers and others with articles about destinations, products and activities to enhance their outdoor lifestyles.

        MotorHome is a monthly periodical for owners and prospective buyers of motorhomes which has been published since 1968 and features articles on subjects such as product tests, travel and tourist attractions.

        REV magazine is written for people who ride off-road motorcycles for fun and recreation, covering the lifestyle, motorcycles, and accessories that make "off-roading" America's fastest-growing family sport.

        Rider is a monthly magazine for motorcycle touring enthusiasts and has been published since 1974. Each issue focuses on motorcycles, personalities, technical subjects, travel notes and other features of interest to this recreational affinity group.

        SnowGoer is designed for the sport's highly active participants and provides detailed equipment, product critiques and maintenance tips.

        Snow Week is the central source of information for the competitive and high-performance snowmobiling market segment. The publication provides timely, year-round articles on racing, performance enhancing products, technical assistance, new product introductions, and general industry information.

        Trailer Boats magazine, the country's only trailer boating magazine, is dedicated to the hard-core enthusiast of trailerable boats, marine propulsion, accessory installations and use, maintenance and repair, tow vehicles, boat trailering, seamanship, watersports and cruising.

        Trailer Life, initially published in 1941, is the leading consumer magazine for the RV industry featuring articles on subjects including product tests, travel and tourist attractions.

        Woman Rider was introduced in 2000 and filled an important void in motorcycle publications. Readers learn about new products from the female point of view and discover more about the lifestyle of motorcycling.

  Controlled Circulation Magazines—Business

        Archery Business is the leading trade publication for archery dealers and presents a mix of industry news and trends, product reviews and sales tips designed to improve financial performance of archery product dealers.

        Boating Industry is the leading source of news and information for dealers, manufacturers, aftermarket vendors and other professionals in the marine industries through its bi-monthly magazine and daily web site.

        Campground Management is the leading trade magazine for the campground industry.

        PowerSports Business is an industry trade magazine introduced in January 1998 which combines previously issued Snowmobile Business and Watercraft Business with a motorcycle and ATV business section. Distribution is to dealers servicing these industries, which in numerous cases have combined operations to service more than one of these segments.

        PowerSports Business Directories represent supplier directories for each of the ATV, snowmobile and watercraft markets. These directories feature hundreds of manufacturers and suppliers of parts, services, apparel and much more, complete with detailed company information.

        RV Business is the leading trade magazine covering industry news and trends for RV dealers, manufacturers, suppliers, associations and others.

  Controlled Circulation Magazines—Consumer

        ATV Magazine's first issue was published in October 1995. The publication is designed to reach large numbers of active ATV owners with comprehensive product information during the peak periods when equipment is purchased.

        Cruising Rider was introduced in March 1998 and targets cruiser motorcycle owners and buyers.

        Snowmobile magazine delivers broad-based editorial and snowmobile-related information to its audience of active snowmobile enthusiasts.

        Watercraft World is targeted to avid personal watercraft enthusiasts and provides detailed critiques of watercraft, in-depth gear and accessory evaluations, technical tips and racing information. PWC Magazine was combined with Watercraft World in 2002.

  Free Distribution Publications

        Thunder Press newspapers are published monthly in three separate editions to reach the country's motorcycling public and are available primarily through motorcycle dealers. This tell-it-like-it-is magazine is designed for the ultra-active motorcycle enthusiast who feels passionate about the lifestyle.

        Woodall Specials are annual publications geared around specific events, such as the beginning of the camping season and the beginning of the snowbird season. The editorial content is aimed at season events and the ads are largely from regional RV dealers who are having sales specials.

        Woodall's Regional News Tabloids publications are designed to appeal to the prospective or first-time RV owner. Stories in these publications cover area campgrounds and RV dealerships, as well as new vehicles on the market and new products within the industry. The publications are primarily distributed at campgrounds and RV parks, as well as at RV shows and state welcome centers.

  Annual Publications

        Trailer Life Campground/ RV Park & Services Directory, initially published in 1972, is an annually updated directory which provides information on and ratings for approximately 12,100 public and private campgrounds, and 800 RV service centers, including over 800 tourist attractions in North America along with color maps of the areas covered. The publication features Good Sam Parks that offer discounts on overnight camping fees for our club members. This directory is sold by direct mail to Good Sam Club members, at RV dealerships and in bookstores. In 2000, we began issuing a version of the directory on CD-ROM.

        Trailer Life's RV Buyers Guide, issued annually, features more than 400 listings with photos, floor plans and specifications on new RVs including travel trailers, fifth-wheel trailers, folding camping trailers, motorhomes and pickup campers. The publication is sold at newsstands and by mail order from magazine advertisements.

        Black's Directories were purchased in 2002 and consist of three directories: Wing and Clay, Archery/Bowhunting, and Fly Fishing. These directories are guides to equipment, instruction and destinations for the shotgunner, bowhunter and fly fisherman.

        The Ultimate Snowmobile Buyers Guide is an annual publication focusing on new snowmobiles introduced in the current year, along with accessories, providing competitive statistics to enable the reader to make informed purchases.

        Woodall Buyer's Guide is an annual publication distributed mainly through bookstores and newsstands, which provides photos, floor plans and specifications of the new model year RVs. The buyer's guide was first published in 1978.

        Woodall Campground Directory, initially published in 1948, is an annual consumer directory offered in both national and regional editions. The Woodall directory is primarily distributed through bookstores.

        Woodall Tenting Directory is an annual directory distributed primarily through newsstands, which provides information on both government and privately-owned campgrounds and the outdoor activities and attractions that are available near them.

        Woodall Go & Rent... Rent & Go is an annual catalog providing information on where to find on-site lodging and cabin rentals at RV Parks & Campgrounds and "Over-the-Road" RV Rentals, as well as fully equipped campsites throughout the U.S.A. and Canada. This book features "turn-key" camping experiences for those who want to try camping, rent a cabin, or rent a fully-equipped campsite.

        The Towing Guide is a booklet dedicated to meeting the needs of all camping and boating enthusiasts that are towing a trailer. This booklet serves as a step-by-step tutorial for newcomers and a refresher course for trailer-towing veterans to ensure the maximum enjoyment of their trailer by making informed decisions.

  Club or Trade Magazines and Books

        Each of our membership clubs has its own publication which provides information on club activities and events, feature stories and other articles. We publish Highways for the Good Sam Club, Coast to Coast Magazine for the Coast to Coast clubs, Golf Traveler for the Golf Card Club, and RV View for Camping World's President's Club. We also periodically publish books targeted for its club membership which address the RV lifestyle.

Camping World

  Camping World Supercenters

        Camping World is a national specialty retailer of merchandise and services for RV owners. With the opening of our newest Camping World supercenter in the second quarter of 2004 (for a total of three supercenters year-to-date 2004), we currently have 36 Camping World retail locations, which are located in 21 states. These stores accounted for approximately 71% of the 2003 merchandise revenues, while approximately 18% were derived from catalog and Internet sales, and approximately 11% were derived from non-merchandise revenues such as shop fees and supplies.

        We believe that Camping World's leading position in the RV accessory industry results from a high level of name recognition, an effective triple channel distribution strategy (store, catalog, and Internet) and a commitment to offer a broad selection of specialized RV products and services at competitive prices combined with technical assistance and on-site installation. Camping World's supercenters offer approximately 8,000 SKUs, of which we estimate approximately 70% are not regularly available in general merchandise stores. In addition, general merchandise stores do not provide installation or repair services for RV products, which are available at Camping World's supercenters. Products sold by Camping World include specialty-sized refrigerators, housewares and other appliances, bedding and furniture, generators and hydraulic leveling systems, awnings, folding boats, chairs, ladders, cleaning and maintenance supplies, bicycles, hitch-towing, sanitation, automotive electronics and lifestyle products. Further, kiosks have been installed at numerous locations to market such products and services as vehicle insurance, extended warranty and emergency road service. Camping World's supercenters are designed to provide one-stop shopping by combining broad product selection, technical assistance and on-site installation services. We seek to strategically locate Camping World supercenters in areas where many RV owners live or in proximity to destinations frequented by RV users.

        Camping World sources its products from approximately 1,100 vendors. Camping World attends regional, national and international trade shows to determine the products it will offer. The purchasing activities of Camping World are focused on RV parts and accessories, electronics, housewares, hardware, automotive, crafts, clothing, home furnishings, gifts, camping and sporting goods. Camping World has developed an automated "plan-o-gram" system to provide merchandising plans to each supercenter and a minimum/maximum inventory system for its operations to improve fulfillment rates on key items. Camping World believes that the volume of merchandise it purchases and its ability to buy direct from manufacturers, together with the utilization of its transportation fleet and contract carriers, enables it to obtain merchandise at costs which compare favorably to local RV dealers and retailers. Camping World does not enter into material long-term contracts or commitments with its vendors.

        During 2002 and 2003, Camping World completed a system-wide re-imaging and visual merchandising initiative. The retail supercenters have been reset to enhance the customers' shopping experience as well as to maximize merchandise category offerings. We have broadened the product and service offerings by introducing camping gear, snacks, a greater variety of pet supplies, housewares, oil changes, batteries, wiperblades and tires. Customers will take advantage of the new, state-of-the art performance centers staffed with expert RV technical consultants and equipped with demonstrable merchandise to assist in educating customers about RV performance products. The resource centers have been designed to promote a more interactive and consultative selling environment. Staffed with professionals offering insurance products, extended warranties, roadside service, club memberships and RV financing, the enhanced resource centers add to the depth of service to which Camping World customers are accustomed. Finally, store dress, promotional signage and directional signage have been added to further enhance our customers' shopping experience at Camping World's supercenters.

        Camping World's supercenters generally range in size from approximately 10,000 to 64,000 square feet. Approximately 40% of each supercenter is devoted to a retail sales floor, a customer service area and a technical information counter, 40% is comprised of the installation facility which contains 4 to 16 drive-through installation bays and 20% is allocated to office and warehouse space. Large parking areas provide sufficient space and facilitate maneuvering of RVs. By combining broad product selection, technical assistance, installation and repair services, Camping World's supercenters provide one-stop shopping for RV owners. Camping World maintains toll-free telephone numbers for customers to schedule installation and repair appointments. All supercenters are open seven days a week.

        Camping World intends to continue the controlled expansion of its supercenter store network while at the same time developing dealer partnerships across North America by establishing Camping World stores alongside or within existing RV dealerships. This marketing strategy will provide an expanded number of customers with access to the vast array of products and services that we offer and generate traffic for our dealer partners by marketing locally, regionally and nationally our extensive parts and accessories business. Camping World has established 12 such Camping World stores alongside or within RV dealerships, including five Camping World stores that are part of our dealer alliance program. Of the Camping World stores that are part of our dealer alliance program, two are located within dealerships indirectly owned or operated by entities owned and controlled by Stephen Adams, our Chairman.

  Mail Order Operations

        Camping World initiated its catalog operations in 1967. Camping World currently has a proprietary mailing list of approximately 2.3 million RV owners, all of whom have made a purchase or requested a catalog from Camping World within the prior 60 months. Camping World maintains a database of these names, which includes information such as order frequency, size of order, date of most recent order and type of merchandise purchased. Camping World analyzes its database to determine those customers most likely to order from Camping World's catalogs. As a result, Camping World is able to target catalog mailings more effectively than direct marketers of catalogs offering general merchandise. Camping World continually expands its proprietary mailing list through in-store subscriptions and requests for catalogs in response to advertisements in regional publications directed to RV owners. In addition, Camping World rents mailing lists of RV owners from third parties.

        For 2003, Camping World distributed 4.2 million catalogs, of which 3.6 million were mailed in eight separate mailings, and the remaining 0.6 million catalogs were distributed in supercenters, at campgrounds and as package inserts. During the same period, Camping World processed approximately 308,000 catalog orders at an average net order size of $111, excluding postage and handling charges. The eight high quality, full-color catalogs include: the February, Spring, Master, July, August, September, October and November catalogs.

Marketing

        We market our club memberships and related products and services through direct mail, e-mail, inserts, ride-alongs, space advertisements, promotional events, point of sale, member-get-a-member campaigns and telemarketing. Direct response marketing efforts account for approximately 54% of new enrollments with the remaining 46% derived from other sources. We use a variety of commercially available mailing lists of RV owners in our direct mail efforts. Currently, the most widely used list databases are provided by three commercial list compilers, and direct response lists are from RV industry participants, RV consumer surveys and proprietary in-house lists.

        Our publications segment solicits advertisements through an internal sales force and by paying commissions to advertising agencies and independent contractors who place advertisements. Many advertisers are repeat customers with whom we have long-standing relationships.

        We market our retail products through mail order catalogs, direct mail retail flyers, advertisements in national and regional industry publications, vendor co-op advertising programs, promotional events, President's Club direct mailings and personal solicitations and referrals. Camping World's principal marketing strategy is to capitalize on its broad name recognition among RV owners.

        The Internet is proving to be a significant, low-cost source for new club members, subscriptions and other ancillary product sales. We maintain 34 Internet web sites, which are accessible through http://www.rv.net, and are experiencing significant growth. In 2000, our club operations commenced a low-cost marketing strategy, e-mail membership acquisition campaigns. Members added for 2003 under these programs represented approximately 12.5% of all new club members. E-mail acquisition campaigns and Internet online revenues total approximately $18.1 million for 2003, an increase of 12.1% over the prior year.

Operations

        Our customer service operations are located in Denver, Colorado and Bowling Green, Kentucky. The primary focus of these groups is to manage our customers' expectations and relationship with the organization. Approximately fifty percent of the calls into these centers originate from the marketing efforts of catalog mailings, membership acquisition, membership renewals and associated ancillary products and events. All such efforts use toll-free numbers as a response mechanism.

        We implemented a catalog management system in August 2002 that produces on-line inventory information, order acknowledgement, shipment confirmation and more, which was not previously available for online orders. This system is expected to yield improved customer satisfaction and reduce cost.

        Camping World's catalog and Internet operations, located at its headquarters in Bowling Green, Kentucky, are supported by the customer contact center in the same location. Orders are usually processed and shipped within 24 hours of receipt. On average, these member service operations process approximately 6,200 telephone calls daily.

        Fulfillment operations involve the processing of orders and checks principally received by mail. Certain fulfillment operations are performed by third parties. Our publication operations develop the layout for publications and outsource printing to third parties.

Information Support Services

        We utilize integrated computer systems to support our membership club and publishing operations. A database containing all customer activity across our various businesses and programs has been integrated into our web sites and call centers. Comprehensive information on each member, including a profile of the purchasing activities of members, is available to customer service representatives when responding to member requests and when sales representatives market our products and services. We employ publishing software for publication makeup and content and for advertising to support its publications operations. A wide-area network facilitates communication within and between our offices. We also utilize information technology, including list segmentation and merge and purge programs, to select prospects for direct mail solicitations and other direct marketing efforts.

        Camping World's management information systems and electronic data processing systems consist of an extensive range of retail, mail order, financial and merchandising systems, including purchasing, inventory distribution and control, sales reporting, accounts payable and merchandise management. Camping World's management information system includes point-of-sale registers that are equipped with bar code readers in each supercenter. These registers are polled nightly by a central computer. With this point-of-sale information and the information from Camping World's on-line distribution centers, Camping World compiles comprehensive data, including detailed sales volume and inventory information by product, merchandise transfers and receipts, special orders, supply orders and returns of product purchases to vendors. In conjunction with its nightly polling, Camping World's central computer sends price changes to registers at the point of sale. The registers capture President's Club member numbers and associated sales and references to specific promotional campaigns. Management monitors the performance of each supercenter and mail order operation to evaluate inventory levels, determine markdowns and analyze gross profit margins by product.

        Camping World's catalog operations also utilize a computerized management system allowing on-line desktop access to information which previously required manual retrieval. Screen prompts which provide product, promotional, and revenue potential information have allowed Camping World to maintain high service levels during seasonal sales peaks.

Regulation

        Our operations are subject to varying degrees of federal, state and local regulation. Specifically, our outbound telemarketing, direct mail, and emergency road service programs, as well as certain services provided by third parties, including insurance, RV financing, and extended warranty, are currently subject to certain regulation, and may be subjected to increased regulation in the future. We do not believe that such federal, state and local regulations currently have a material impact on our operations. However, new regulatory efforts impacting our operations may be proposed from time to time in the future at the federal, state and local level. There can be no assurance that such regulatory efforts will not have a material adverse effect on our ability to operate our businesses or on our results of operations.

Competition

        In general, our membership clubs, retail and catalog operations and publications compete with numerous organizations in the recreation industry for disposable income spent on leisure activities. By offering significant membership benefits at a reasonable cost and actively marketing to club members, we believe that we have been able to maintain a loyal following for our membership organizations as evidenced by the high renewal rates of our membership clubs. The products and services marketed by us compete with similar products and services offered by other providers. However, management believes that we are able to use the large volume of purchases by our club members to secure attractive pricing for the products and services marketed by us.

Employees

        As of December 31, 2003, we had 1,197 full-time and 504 part-time or seasonal employees, including 6 executives, 1,057 employees in retail operations, 357 employees in administrative and club operations, 224 employees in publishing and advertising sales, 13 employees in resort services and 44 employees in marketing. No employees are covered by a collective bargaining agreement. We believe that our employee relations are good.

Trademarks and Copyrights

        We own a variety of registered trademarks and service marks for the names of our clubs, magazines and other publications. We also own the copyrights to certain articles in our publications. We believe that our trademark and copyrights have significant value and are important to our marketing efforts.

Properties

        The table below sets forth certain information concerning our properties. The leased properties generally provide for fixed monthly rentals with annual escalation clauses.

	Square Feet	Acres	Owned/ Leased	Lease Expiration
Corporate Headquarters:
Ventura, CA	74,100		Leased	2029
Other Office Facilities:
Carson, CA (regional publication office)	10,048		Leased	2006
Denver, CO (for customer service, warehousing fulfillment, and information system functions)	60,000		Leased	2029
Bowling Green, KY (for retail, administrative headquarters and mail order operations)	31,278		Leased	2029
Bowling Green Headquarters Annex	4,100		Leased	2005
Seattle, WA (regional publication sales office)	912		Leased	2004
Elkhart, IN (regional publication sales office)	4,076		Leased	2004
Maple Grove, MN (Ehlert Publications Group, Inc. headquarters)	17,496		Leased	2005
Earth City, MO (information systems functions)	1,769		Leased	2006
Forth Lauderdale, FL (regional publication office)	1,219		Leased	2004
Distribution Centers:
Bowling Green, KY	104,000	6.780	Leased	2010
Bakersfield, CA	85,747	14.827	Leased	2027
Camping World Supercenter Locations:
Tucson, AZ	12,145	2.000	Leased	2018
Mesa, AZ	27,500	3.140	Leased	2010
La Mirada, CA	33,479	5.501	Leased	2027
Bakersfield, CA(1)	23,325	9.940	Leased	2013
San Marcos, CA	25,522	2.212	Leased	2027
Fairfield, CA	43,434	3.780	Leased	2020
Rocklin, CA	29,085	4.647	Leased	2037
San Bernardino, CA	18,126	1.665	Leased	2012
San Martin, CA	29,486	5.000	Leased	2023
Valencia, CA	64,410	9.231	Leased	2027
Denver, CO	27,085	4.132	Leased	2037
Ft. Myers, FL	22,886	4.217	Leased	2012
Kissimmee, FL	58,382	6.043	Leased	2027
Tampa, FL	40,334	3.711	Leased	2026
Tallahassee, FL(1)	4,200	6,740	Leased	2014
Bolingbrook, IL	25,126	5.299	Leased	2035
Clarksville, IN(1)	19,480	6,291	Leased	2014
Elkhart, IN(1)	18,702	2,500	Leased	2014
Bowling Green, KY	37,615	2.750	Leased	2027
Belleville, MI	44,248	7.260	Leased	2027
Rogers, MN	24,700	6.303	Leased	2025
Bridgeport, NJ	24,581	6.920	Leased	2031
Henderson, NV	25,850	4.400	Leased	2025
Amsterdam, NY(1)	13,420	28.000	Leased	2013
Brunswick, OH	23,233	4.087	Leased	2038
Oklahoma City, OK(1)	12,500	8.000	Leased	2013
Wilsonville, OR	32,850	4.653	Leased	2016
Myrtle Beach, SC	38,962	5.410	Leased	2027
Spartanburg, SC(1)	11,900	20.336	Leased	2013
Nashville, TN	34,478	3.238	Leased	2027
Denton, TX	22,984	6.887	Leased	2037
New Braunfels, TX	43,397	19.100	Leased	2035
Mission, TX	23,094	3.430	Leased	2015
Draper, UT	27,675	8.031	Leased	2026
Manassas, VA	16,348	1.880	Leased	2018
Fife, WA	35,659	5.840	Leased	2032

(1)
This supercenter is located with an RV dealership and the acreage reflects the total dealership property.

        We also lease a body shop of 10,500 square feet on approximately 0.7 acres in Denver, Colorado, a body shop of 12,000 square feet on approximately 1.9 acres in Bellville, Michigan and other miscellaneous office equipment. In addition, we own 12.439 acres of unimproved land adjacent to the New Braunfels, Texas Camping World Supercenter.

Legal Proceedings

        From time to time, we are involved in litigation arising in the normal course of business operations.

        The Insurance Commissioner of the State of California, by order dated April 23, 2002, directed GSS Enterprises, Inc., or GSS, our subsidiary responsible for the operation of our Good Sam Club, to cease and desist from engaging in certain insurance and motor club services without requisite licensing, advising such subsidiary that the Commissioner may impose certain fines if GSS fails to be licensed. The order provides GSS the right to a hearing on the matter. The order issued by the Commissioner applied only to operations of GSS within the State of California. Effective January 1, 2004, California Insurance Code Section 12140 was amended and no longer defines motor club services to include certain services. Upon further clarification of the services we provide, the cease and desist order was terminated on February 2, 2004 by the Insurance Commissioner.

MANAGEMENT

        Our executive officers and directors are as follows:

Name	Age	Position
Michael A. Schneider	49	President, Chief Executive Officer and Director
Mark J. Boggess	48	President, Chief Executive Officer of Camping World, Inc. and Director
Thomas F. Wolfe	42	Senior Vice President and Chief Financial Officer
Michael Blumer	58	Senior Vice President
Murray S. Coker	63	Senior Vice President
Laura A. James	47	Senior Vice President/Human Resources and Administration
Brent Moody	42	Senior Vice President/General Counsel and Business Development
Stephen Adams	66	Chairman of the Board of Directors
Wayne Boysen	73	Director
John Ehlert	58	Director
David Frith-Smith	58	Director
David B. Garvin	60	Director
Joe B. McAdams	60	Director
George Parker	64	Director

        Michael A. Schneider became our President and Chief Executive Officer as of January 1, 2004. Prior to that time, Mr. Schneider had been our Chief Operating Officer since 1996. Prior thereto, Mr. Schneider served as our Senior Vice President and General Counsel since January 1993 and was responsible for administrative areas, development of new corporate ventures and portions of the RV publication business and the advertising and sales departments. Prior to January 1993 and since 1977, Mr. Schneider has held a variety of senior management positions in our publication business.

        Mark J. Boggess became the President and Chief Executive Officer of our Camping World subsidiary as of January 1, 2004. Prior to that time, Mr. Boggess had been our Senior Vice President and Chief Financial Officer since June 1993. From June 1992 through May 1993, Mr. Boggess was Vice President and Chief Financial Officer of Hypro Corporation, a privately owned manufacturer of fluid transfer pumps. From June 1989 through June 1992, Mr. Boggess was Treasurer of Adams Communications Corporation, a holding company controlled by Stephen Adams which owned television and radio station operations throughout the United States.

        Thomas F. Wolfe became our Senior Vice President and Chief Financial Officer as of January 1, 2004. Prior to that time, Mr. Wolfe had been our Vice President and Controller since 1997. From 1991 to 1997, Mr. Wolfe was Vice President of Finance of Convenience Management Group, a privately owned distributor of Petroleum products and equipment. From 1989 to 1991, Mr. Wolfe was Vice President Controller of First City Properties, Inc. Prior to 1989, and since 1983, Mr. Wolfe held a variety of staff and management positions at Deloitte & Touche LLP.

        Michael Blumer has been our Senior Vice President since January 1998. Prior to 1998 and since 1996, Mr. Blumer served as CIO at Primedia, Inc. and as Senior Vice President of Information Technology at The Hamilton Group from 1992 to 1996. Prior to 1992, he served in information technology management positions at The Franklin Mint, American Express and the Federal Reserve Bank of New York.

        Murray S. Coker is currently our Senior Vice President-Marketing and oversees the marketing of all of our products, services and clubs. He joined Camping World in 1978 and has served in various management positions including Vice President-Mail Order, Vice President-Direct Marketing and Senior Vice President-Marketing. Prior to joining Camping World, Mr. Coker was a consultant specializing in retail systems for Management Design Associates and Deloitte & Touche. He was the Data Systems Product Line Manager for Pitney Bowes' Monarch Marketing Systems Division and a Systems Engineer for IBM Corporation.

        Laura A. James became our Senior Vice President/Human Resources and Administration as of January 1, 2004. Prior to that time, Ms. James served as Vice President/Human Resources and Administration since 1996. Ms. James also served as interim Vice President/Finance from December 1996 to September 1997. Prior to 1996, Ms. James served in various management and staff positions at the Company.

        Brent Moody became our Senior Vice President/General Counsel and Business Development as of January 1, 2004. He joined Camping World in 2002 and since that time has served Camping World as Vice President and General Counsel and Senior Vice President/General Counsel and Business Development. Prior to that time and since 1998, Mr. Moody was a shareholder with the law firm of Greenberg Traurig, P.A. From 1996 to 1998, Mr. Moody served as Vice President and Assistant General Counsel for Blockbuster, Inc.

        Stephen Adams has been the Chairman of our Board of Directors since December 1988. Since the 1970's, Mr. Adams has served as chairman of the board of directors of privately-owned banking, bottling, publishing, outdoor advertising, television and radio companies in which he holds a controlling ownership interest. Mr. Adams is also chairman of the board of directors and the controlling shareholder of Adams Outdoor Advertising, Inc., and the managing general partner of Adams Outdoor Advertising Limited Partnership. Further, Mr. Adams holds a 95% interest in Affinity Bank Holdings, Inc. and Mr. Adams also owns and controls other entities, which own and operate RV dealerships throughout the United States, including two in which Camping World retail stores are operated under the dealer alliance program.

        Wayne Boysen was our Senior Vice President since June 1991 until his retirement on January 1, 1996 and has supervised the staff of the risk management divisions of businesses owned by Stephen Adams, including our risk management division, since July 1988. In addition, from 1995 until December 1998, Mr. Boysen served as chairman of the board of directors of Affinity Bank and chairman of the board of directors of Affinity Insurance Group, Inc. From 1966 through July 1988, Mr. Boysen owned or managed insurance agencies and provided consulting services to property and casualty insurance agencies. Mr. Boysen has been a member of our Board of Directors since 1993. Mr. Boysen currently serves as chairman of the board of directors of First National Bank of Pine City in Minnesota.

        John Ehlert is the founder of Ehlert Publishing Group, Inc. which we acquired in 1997 and served as its President and Chief Executive Officer from 1976 until its acquisition. Mr. Ehlert currently serves on the board of directors of various trade, private and charitable organizations.

        David Frith-Smith has served as managing partner of Biller, Frith-Smith & Archibald, Certified Public Accountants since 1988. Mr. Frith-Smith was a principal with Maidy Biller Frith-Smith & Brenner, Certified Public Accountants from 1984 to 1988, and with Maidy and Lederman, Certified Public Accountants from 1980 to 1984. Mr. Frith-Smith has been a member of our Board of Directors since November 1996. Mr. Frith-Smith is also a director of Adams Outdoor Advertising Inc., the managing general partner of Adams Outdoor Advertising Limited Partnership which is controlled by Stephen Adams, and various private and non-profit corporations.

        David B. Garvin founded Camping World in 1966 and served as President of Camping World from 1966 to 1986 and as its chairman of the board of directors since 1986. We acquired Camping World in 1997.

        Joe B. McAdams is currently a member of our Board of Directors and was our President and Chief Executive Officer from July 1991 to the end of 2003. Prior to July 1991 and since December of 1988, Mr. McAdams was President of Adams Publishing Corporation, a newspaper and magazine publishing company controlled by Mr. Adams. From October 1987 through November 1988, Mr. McAdams was President and Publisher of Southern California Publishing Co. Prior to October 1987 and since 1961, Mr. McAdams has held various management positions with publishing and direct marketing companies, including Senior Vice President and Chief Operating Officer of ADVO Systems, Inc. from August 1981 to April 1983. Mr. McAdams currently serves on the board of directors of UCAP Incorporated and Manufactured Homes Communities, Inc.

        George Parker is the Dean Witter Distinguished Professor of Finance at Stanford University. Mr. Parker also served as the Senior Associate Dean for Academic Affairs and Director of the MBA Program at the Graduate School of Business at Stanford University from 1993 to 2001. Mr. Parker has been a member of our Board of Directors since 1999. He currently serves on the board of directors for various companies including Continental Airlines, Inc., Tejon Ranch Co., iShares, Inc. and Converium Holding AG. He also provides consulting services to various corporations and banks on financial management and corporate strategy, and has had numerous financial management works published.

        Directors are elected for terms of one year or until their successors have been duly elected.

Executive Compensation

        The following table provides certain summary information concerning the compensation paid by us to our Chief Executive Officer and each of the four other highest compensated executive officers who were officers at December 31, 2003, and one executive officer who was not serving as an executive officer at December 31, 2003, for the fiscal years ending December 31, 2003, 2002, and 2001.

SUMMARY COMPENSATION TABLE

		Annual Compensation
Name and Principal Position	Year	Salary	Bonus(1)		Other Annual Compensation(1)(2)		All Other Compensation(3)
Stephen Adams Chairman of the Board	2003 2002 2001	$699,992 699,992 699,996	$1,740,330 1,725,030 1,567,770				$2,286 12,687 20,658
Joe McAdams, President Chief Executive Officer	2003 2002 2001	103,077 100,000 100,000	580,110 575,010 522,590		$2,470,000	(4)	6,481 5,860 6,332
Mark J. Boggess Senior Vice President/Chief Financial Officer	2003 2002 2001	155,140 211,415 211,415	362,569 143,753 130,648		563,667	(5)	8,580 8,685 8,305
Mark T. Gillman President of Camping World (through June 2003)	2003 2002	208,654 205,963	175,081 171,688	(6)	308,483	(7)	81
Michael A. Schneider Chief Operating Officer	2003 2002 2001	210,000 210,000 210,000	290,055 287,505 261,295		449,376 811,333	(5) (8)	8,660 8,445 8,345
Murray S. Coker Senior Vice President	2003 2002 2001	196,000 196,000 196,000	191,436 189,753 172,455				9,028 7,382 8,838

(1)
Compensation defined as "Bonus" and "Other Annual Compensation" is eligible, at the election of the employee, to be contributed to the AGHC Key Employee Security Option Plan ("KEYSOP"). See "Management—Agreements with Executive Officers."

(2)
Personal benefits are the lesser of (i) 10% of total annual salary and bonus and (ii) $50,000, except as described in Note (3) below.

(3)
Represents company contributions to 401(k), split dollar and group term life insurance economic benefit and personal use of company assets.

(4)
When Mr. McAdams ceased to be an officer of the company on December 31, 2003, he received a severance payment of $670,000. In addition, under the terms of a phantom stock agreement, Mr. McAdams received $1,800,000. Both payments were contributed to the KEYSOP.

(5)
Under the terms of the phantom stock agreements, Mr. Boggess received $563,667 and Mr. Schneider received $449,376 in 2003. Both payments were contributed to the KEYSOP.

(6)
Represents the bonus received by Mr. Gilman with respect to the period preceding his separation from the Company on June 23, 2003.

(7)
Represents the payment received by Mr. Gilman under his severance agreement upon separation from the Company on June 23, 2003.

(8)
Under the terms of a phantom stock agreement, Mr. Schneider received $811,333 in 2002 and the payment was contributed to the KEYSOP.

        We do not have any outstanding stock options or restricted stock grants. We have phantom stock agreements and a non-qualified deferred compensation plan for certain of our officers. See "Management—Agreements with Executive Officers."

Agreements with Executive Officers

        Until December 31, 2003, we and Mr. Adams were parties to an amended employment agreement providing for his employment as the Chairman of our Board of Directors. That agreement terminated effective December 31, 2003, following completion of the offering of the old notes and the payment of the stockholder distribution from the proceeds of that offering.

        Effective January 1999, we introduced a Key Employee Security Option Plan, or KEYSOP, for key employees of AGI and its subsidiaries. This non-qualified deferred compensation plan allows key employees the option to contribute specific compensation, including bonuses, incentive compensation, and phantom stock payments to the KEYSOP. Contributions to the KEYSOP from key employees totaled $4.6 million, $8.9 million and $0.8 million in 2003, 2002 and 2001, respectively.

        In January 1992, we introduced a phantom stock incentive program for key employees. Since that time, certain employees have been granted awards at various interest levels and over varying vesting periods. The value of the phantom stock interest is based on the increase in the value of the company over the base value at the award date. In accordance with the formula set forth in the agreements, which formula approximates a multiple of operating profits and is intended to approximate the fair market value of the company, earned incentives are paid in three annual installments following the earlier of termination of employment, sale of the company or five years after the initial grant of the phantom stock interest. The phantom stock agreements also set forth the terms of employment for the executive.

        As of December 31, 2003, the aggregate accrued liability under this program was approximately $5.4 million, of which $3.1 million has been reflected as current in the financial statements. The earned incentives under these agreements are scheduled to be paid at various times over the next five years. Phantom stock payments of $2.4 million were made during the fourth quarter of 2003. Phantom stock payments of $3.1 million are scheduled to be made during 2004.

        The following table sets forth the current awards outstanding under our phantom stock incentive program as of January 1, 2004.

Officer	Full Interest	Vested Amount
Michael Schneider	2.50%	2.50%
Mark J. Boggess	2.50%	2.50%
Murray S. Coker	1.00%	1.00%
Thomas F. Wolfe	0.33%	—
Michael Blumer	0.10%	0.10%
Laura A. James	0.10%	—
Grant E. Miller	(1)	(1)
Marcos Strafacce-Costa	(2)	(2)
Scott Ellison	(2)	(2)
Cynthia A. McGrath	(2)	(2)
Kenneth Marshall	(3)	(3)
Chad Selvidge	(3)	(3)
Peter Klein, Jr.	(3)	(3)
Brent Moody	(3)	(3)

(1)
The phantom stock interest relates only to our Camp Coast to Coast, Inc. subsidiary. The full interest ranges from 1.65% of the increase in that subsidiary's value to 15.00% of the increase in that subsidiary's value depending upon the level of the increase. The full interest vests in equal portions over a five year period.

(2)
The phantom stock interest relates only to our Camp Coast to Coast, Inc. subsidiary. The full interest for each executive ranges from 0.35% of the increase in that subsidiary's value to 3.35% of the increase in that subsidiary's value depending upon the level of the increase. The full interest vests in equal portions over a five year period.

(3)
The phantom stock interest relates only to our Camping World subsidiary. The full interest for each executive ranges from 1.45% of the increase in that subsidiary's value to 2.25% of the increase in that subsidiary's value depending upon the level of the increase. The full interest vests in equal portions over a five year period.

        The executive's base salary and annual bonus are determined from time to time by the Board of Directors. In the event the executive's employment is terminated without cause, the phantom stock agreements provide for severance benefits of up to one year's base salary plus the accrued bonus for the year in which such termination occurred.

Compensation Committee Interlock and Insider Participation

        Our Board of Directors determines the compensation of the executive officers. The executive officers that serve on the Board of Directors are Stephen Adams, Mark J. Boggess and Michael A. Schneider.

        Stephen Adams, our Chairman and a director, had an employment agreement through 2003 under which Mr. Adams received a base salary of $700,000 plus incentive compensation of 3% of operating profits (as defined).

        Joe McAdams, a director and the President and Chief Executive Officer of the Company until December 31, 2003, had phantom stock agreements which are to be paid by installment, with a final payment of $1.6 million scheduled to be made December 2004. See "Management—Executive Compensation."

        Messrs. Garvin, McAdams, Boggess, Coker and Blumer are partners in various partnerships that lease nine facilities under long-term leases to Camping World. For the years ended December 31, 2003, 2002 and 2001, payments under these leases were approximately $3.57 million, $3.54 million and $3.50 million, respectively. The leases expire during the period December 2005 and December 2015, subject to the right of Camping World to exercise renewal options. We believe that such leases contain lease terms as favorable as lease terms that would be obtained from independent third parties.

        On December 5, 2001, we sold eleven real estate properties to eleven separate wholly-owned subsidiaries of AGRP Holding Corp., a wholly-owned subsidiary of our parent, AGI Holding Corp., which is owned 97.41% by Mr. Adams, for $52.3 million in cash and a note receivable. The properties have been leased back to us on a triple net basis. Both the sales price and lease rates were based on market rates determined by third party independent appraisers engaged by the mortgage lender and were approved by our senior credit facility agent bank. These leases have an initial term of 25 to 27 years with two five-year options at the then current market rent. Payments under these leases were $3.4 million in 2003.

        John Ehlert, a director, is a partner in a partnership that leased a research facility to our publishing business under a long-term lease. For the year ended December 31, 2001 the rental payments for such facility was $38,329. The lease expired in October 2001 and was not renewed.

Bonus Plan

        We annually adopt bonus programs for employees. Bonus payments are made based on achievement of specified operating results and/or objectives.

401 (k) Savings and Profit Plan

        We sponsor a deferred savings and profit sharing plan (the "401(k) Plan") qualified under Section 401(a) and 401(k) of the Internal Revenue Codes of 1986, as amended (the "Code"). All employees over age 21 who have completed one year of service (minimum of 1,000 hours) are eligible to participate in the 401(k) Plan. Eligible employees may contribute up to 15% of their salary subject to an annual maximum established under the Code. For the 2003 plan year, we elected a Safe Harbor Matching Contribution for the employer match and set the employer match, which vests upon contribution, at an amount equal to 100% of the first 4% of the employee's contribution. Effective June 1, 2003, employees may defer up to 60% of their eligible compensation up to IRS limits.

Other Benefit Plan

        Our employees receive certain medical and dental benefits during their employment. One of our predecessors also provided eligible employees with medical, dental and life insurance coverage after retirement. The estimated future costs associated with such coverage to retirees are reserved as a liability in our consolidated financial statements. Current employees are not provided medical and dental benefits upon retirement.

Director Compensation

        We pay directors who are not employees (Messrs. Boysen, Ehlert, Frith-Smith, Garvin, McAdams and Parker) director fees of $1,800 per month.

Report of the Board of Directors on Executive Compensation

        Our executive compensation program is tied closely to our performance and aimed at enabling us to attract and retain the best possible executive talent. Accordingly, the Board of Directors seeks to significantly correlate the level of executive compensation, when taken as a whole, with the level of our performance, and it seeks to compensate its executives in a manner that is reasonably competitive with that available to executives in comparable companies, including membership services companies and other highly leveraged companies with comparable operating income. These goals are accomplished through the use of a combination of annual bonus payments and phantom stock grants in conjunction with base compensation.

        Michael A. Schneider became our President and Chief Executive Officer as of January 1, 2004. Mr. Schneider's compensation package was determined by the Board based on negotiations with Mr. Schneider taking into account the compensation packages of chief executive officers of similarly situated companies and our performance objectives. For 2004, Mr. Schneider will receive a base salary and he will receive a bonus based on his assigned percentage of our operating income and the achievement of specified operating results. In addition, Mr. Schneider has been granted phantom stock interests in order to provide him with an incentive to enhance our long-term value. See a description of the phantom stock incentive program for key employees under "Management—Agreements with Executive Officers." Standard employee medical and dental benefits and participation in the 40l(k) Plan are also available to Mr. Schneider.

        Our other executive officers will receive base salaries for 2004 which the Board has set at levels which are believed by the Board to be reasonably competitive with the salary level of executives in comparable companies. The executive officers will also receive bonuses based on their respective assigned percentages of our operating income or the operations in which the executive is employed. The percentage assigned to each executive officer depends upon the level of his or her responsibilities. In addition, the other executive officers will receive phantom stock grants, standard employee medical and dental benefits and participation in the 401(k) Plan.

        This report is furnished by the full Board of Directors performing the functions of a compensation committee.

Stephen Adams Mark J. Boggess Wayne Boysen John Ehlert David Frith Smith	David B. Garvin Joe B. McAdams George Parker Michael A. Schneider

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

        We are a direct wholly-owned subsidiary of AGHC, a privately owned corporation. The following table sets forth certain information with respect to the beneficial ownership of the common stock of AGHC as of the issuance date by each shareholder who is known to us to beneficially own more than 5% of the outstanding shares, each executive officer and the current sole director of AGHC, and all of our executive officers and directors.

Name and Address of Beneficial Owner	Number of Shares of Stock Owned(1)		Percent of Common Stock
Stephen Adams 2575 Vista Del Mar Drive Ventura, Ca 93001	1,407.7	(2)	97.41%
All executive officers and directors as a group (14 persons)	1,407.7		97.41%

(1)
Except as otherwise indicated, the beneficial owner has sole voting and investment power with respect to the shares in the table.

(2)
Does not include 37.5 shares owned by members of the Adams' family who do not reside with him and as to which Mr. Adams disclaims beneficial ownership.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Certain members of our Board of Directors, including the Chairman of the Board, are partners in partnerships and shareholders of corporations that lease facilities to us under long-term leases. For years ended December 31, 2003, 2002 and 2001, payments under these leases were approximately $7.0 million, $7.0 million and $3.7 million, respectively. Future commitments under these leases total approximately $110.1 million. The leases expire at various dates from December 2005 through July 2029, subject to our right to exercise renewal options.

        On December 5, 2001, we sold eleven real estate properties to eleven separate wholly-owned subsidiaries of AGRP Holding Corp., a wholly-owned subsidiary of our parent, AGI Holding Corp., which is owned 97.4% by Mr. Adams, for $52.3 million in cash and a note receivable. The properties have been leased back to us on a triple net basis. These leases are classified as operating leases and the average net annual lease payments over the lives of the leases are $3.4 million. The balance of the purchase price, $4.8 million, is represented by a note receivable yielding 11% per annum, with monthly payments of $46,000 and a ten-year balloon.

        In March 2002, we received a royalty payment of $1.5 million from Holiday RV Superstores, Inc., doing business as Recreation USA. This non-refundable payment granted Recreation USA a limited non-exclusive license to use our Good Sam trademarks. When we entered into the agreement with Recreation USA, our Chairman beneficially owned, through entities controlled by him, approximately 57% of the then outstanding common stock of Recreation USA after taking into account conversion and exercise of his beneficially-owned securities in Recreation USA. We were recording the royalty payment into income in a level amount ratably over the three-year term of the license. The agreement with Recreation USA was terminated in October 2003 and, as a result, the unamortized balance of the royalty agreement was recognized as revenue in the fourth quarter of 2003.

        On May 15, 2002, Stephen Adams sold his 96.1% shareholder interest in the parent company of National Alliance Insurance Company, or NAIC, to an unrelated third-party insurance company. NAIC is a regulated property and casualty insurance company domiciled in the state of Missouri with active licenses in 39 other states. Its principal book of business is derived by marketing insurance to the Camping World President's Club members. Under the terms of an exclusive marketing agreement entered into December 31, 1998, we earn a marketing fee based upon annual premiums received by NAIC from the sale of its insurance products to Camping World's President's Club members. As part of the sale, the expiration date of the agreement was modified to conclude on May 15, 2012. We earned $1.3 million in marketing fees from January 1, 2002 through the May 15, 2002 sale date and $2.5 million in 2001.

        In connection with our effort to expand the number of Camping World stores by developing retail alliances with RV dealerships across North America, we have established two Camping World stores alongside or within RV dealerships owned through entities controlled by the Chairman of our Board of Directors, Stephen Adams, and we expect to open additional Camping World stores alongside or within such RV dealerships in the future.

        For a description of the employment and phantom stock agreements with us and persons serving as an executive officer or director of us, see "Management—Agreements with Executive Officers."

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facility

        On June 24, 2003, we entered into an Amended and Restated Credit Agreement and a Senior Secured Floating Rate Note Purchase Agreement, collectively our senior credit facility. At that time, our senior credit facility provided for term loans, or Term B1 and Term B2, in the aggregate of $140.0 million and a revolving credit facility of $35.0 million. Proceeds from our senior credit facility were used to refinance the existing senior secured indebtedness, pay a dividend of $13.7 million to AGHC, and redeem $30.0 million of the AGHI notes at 103.667% of par. As of December 31, 2003, $39.7 million and $99.3 million were outstanding under the Term B1 and B2 loans, respectively. No borrowings were outstanding on our revolving credit facility as of December 31, 2003. At the funding of the offering of the old notes, we prepaid $25.0 million of the Term B1 and Term B2 loans. Reborrowings under the term loans are not permitted. The interest on borrowings under our senior credit facility is at variable rates based on the ratio of total cash flow to outstanding indebtedness (as defined). Interest rates float with prime and the London Interbank Offered Rates, or LIBOR, plus an applicable margin ranging from 1.50% to 4.00% over the stated rates. As of December 31, 2003, the average of the interest rates on the term loans were 5.16% and permitted borrowings under the undrawn revolving line were $28.4 million. We also pay a commitment fee of 0.5% per annum on the unused amount of the revolving credit line. The aggregate quarterly scheduled payments on the term loans are $350,000. The revolving credit facility matures on June 24, 2008, and the Term Loans mature on June 24, 2009. The funds available under our revolving credit line may be utilized for borrowings or letters of credit; however, a maximum of $12.5 million may be allocated to such letters of credit. As of December 31, 2003, we had standby letters of credit in the amount of $6.6 million outstanding. Our senior credit facility is secured by virtually all of our assets and a pledge of our stock.

        Voluntary prepayments of amounts outstanding under our senior credit facility are permitted at any time, so long as we give notice as required by the facility. However, if a prepayment is made with respect to a LIBOR loan and the prepayment is made on a date other than an interest payment date, we must pay a fee to compensate the lender for losses and expenses incurred as a result of the prepayment.

        Our senior credit facility requires us to meet certain financial tests, including without limitation, a minimum fixed charge coverage ratio, a maximum senior debt to EBITDA ratio, a maximum total debt to EBITDA ratio, a minimum total interest coverage ratio and maximum capital expenditures. In addition, the senior credit facility contains certain covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, capital expenditures, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements.

        Our senior credit facility contains customary events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts, failure of any guaranty or security document supporting the senior credit facility to be in full force and effect and a change of control.

        At the issuance in February 2004 of the old notes, in addition to the prepayment of $25.0 million of the Term B1 and Term B2 loans, we deposited $15.0 million into a segregated account. We are able to use the segregated account to fund general corporate purposes. If we use the segregated account, the amount which we may borrow under the revolving credit line of our senior credit facility will be reduced by an equal amount. We may elect or be required to replenish this segregated account from time to time under the terms of our senior credit facility and, if replenished, availability under the revolving credit line will be restored in an equal amount. In addition, the amount held in this segregated account, including any earnings thereon, will be available to pay stockholder dividends upon satisfaction of a leverage test specified in our senior credit facility.

Other Indebtedness

        In connection with the acquisition of the publishing assets of Poole Publications, Inc. by our subsidiary, Ehlert Publishing Group, Inc., or Ehlert, Ehlert is obligated to pay to the seller $1.4 million payable over a 7 year period. This obligation is payable annually in amounts equal to the greater of 20% of operating profit of the acquired business for the year then ended or a cumulative minimum amount specified in the purchase agreement.

DESCRIPTION OF THE NOTES

        You can find the definitions of certain terms used in this description under the heading "Description of the Notes—Certain Definitions." In this description, the word "Company" refers only to Affinity Group, Inc. and not to any of its Subsidiaries.

        The old notes were issued and the exchange notes were issued under the Indenture dated as of February 18, 2003 between the Company and The Bank of New York, as trustee. The old notes and the exchange notes are referred to collectively in this "Description of the Notes" as the "Notes." The Notes are subject to all of the terms of the Indenture. The terms of the exchange notes are identical in all material respects to the old notes, except that the exchange notes no longer will contain transfer restrictions and holders of exchange notes no longer will have any registration rights. The trustee will authenticate and deliver exchange notes only in exchange for a like principal amount of old notes. Any old notes that remain outstanding following consummation of this exchange offer, together with the exchange notes, will be treated as a single class for all purposes under the Indenture.

        The following description is a summary of the material provisions of the Indenture. It does not restate that agreement in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as Holders of the Notes. We will provide you with a copy of the Indenture if you request one. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA").

Brief Description of the Notes and the Guarantees

  The Notes

        The Notes:

  •
  are general unsecured obligations of the Company;

  •
  are subordinated in right of payment to all existing and future Senior Indebtedness of the Company;

  •
  are senior in right of payment to any future subordinated Indebtedness of the Company; and

  •
  are unconditionally guaranteed by the Guarantors.

  The Guarantees

        The Notes are fully and unconditionally guaranteed by all of the Restricted Subsidiaries of the Company, jointly and severally. As of the date of the Indenture, the Restricted Subsidiaries are all of the Subsidiaries of the Company.

        The Guarantees of the Notes:

  •
  are general unsecured obligations of each Guarantor;

  •
  are subordinated in right of payment to all existing and future Senior Indebtedness of each Guarantor; and

  •
  are senior in right of payment to any future subordinated Indebtedness of each Guarantor.

        After application of the net proceeds of the old notes, as of December 31, 2003, the Company and the Guarantors had total Senior Indebtedness of approximately $115.1 million. As indicated above and as discussed in detail below under the heading "Description of the Notes—Subordination," payments on the notes and under the Guarantees will be subordinated to the payment of Senior Indebtedness. The Indenture will permit us and the Guarantors to incur additional Senior Indebtedness.

        As of the date of the Indenture, all of our Subsidiaries will be "Restricted Subsidiaries." However, under the circumstances described below in the definition of "Unrestricted Subsidiary," we will be permitted to designate certain of our Subsidiaries as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture. Unrestricted Subsidiaries will not Guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantor Subsidiaries, these non-Guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us.

        The registered Holder of a note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the Indenture and Registration Rights Agreement.

Principal, Maturity and Interest

        An aggregate principal amount of Notes equal to $200.0 million is being issued in this offering. We may issue additional notes from time to time having identical terms and conditions to the notes being issued in this offering (the "Additional Notes"), subject to compliance with the covenant described under "Description of the Notes—Certain Covenants—Limitations on Additional Indebtedness." Any Additional Notes will be part of the same issue as the Notes being issued in this offering and will vote on all matters as one class with the Notes being issued in this offering. For purposes of this "Description of the Notes," except for the covenant described under "Description of the Notes—Certain Covenants—Limitations on Additional Indebtedness," references to the Notes include Additional Notes, if any. The Company will issue Notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on February 15, 2012.

        Interest on the Notes will accrue at the rate of 9% per annum and will be payable semi-annually in arrears on each February 15 and August 15, commencing on August 15, 2004. We will make each interest payment to the Holders of record of the Notes at the close of business on the immediately preceding February 15 and August 15. The interest rate on the Notes is subject to increase under the circumstances described below under the heading "Exchange Offer; Registration Rights."

        Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

        Before August 15, 2007, the Company may redeem up to 35% of the aggregate principal amount of Notes originally issued at any time and from time to time at a redemption price equal to 109% of the aggregate principal amount so redeemed, plus accrued and unpaid interest, if any, to the redemption date out of the Net Proceeds of one or more Public Equity Offerings, provided that

  (1)
  at least 65% of the aggregate principal amount of Notes originally issued remains outstanding immediately after the occurrence of any such redemption; and

  (2)
  any such redemption occurs within 60 days following the closing of such Public Equity Offering.

        On and after February 15, 2008, the Company may redeem the Notes at its option, in whole at any time or in part from time to time, at the following redemption prices (expressed as percentages of the principal amount thereof), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the twelve-month period beginning on February 15 of each year listed below:

Year	Percentage
2008	104.500%
2009	102.250%
2010 and thereafter	100.000%

        In the event of a redemption of less than all of the Notes, the Trustee will select the Notes to be redeemed as follows:

  (1)
  if the Notes are listed, in compliance with the requirements of the principal national securities exchange on which such Notes are listed; or

  (2)
  if the Notes are not then listed, on a pro rata basis, by lot or in such other manner as the Trustee deems fair and equitable.

        The Notes will be redeemable upon not less than 30 nor more than 60 days' prior written notice, mailed by first class mail to a Holder's registered address. Notices of redemption may not be conditional.

        If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after any redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption unless the Company has failed to redeem any such Note.

Subordination

        The indebtedness represented by the Notes, to the extent and in the manner provided in the Indenture, is subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Company. The holders of Senior Indebtedness of the Company will be entitled to receive payment in full of all amounts due on or in respect of all Senior Indebtedness of the Company before the Holders are entitled to receive or retain any payment of any kind on the Notes (other than a payment in the form of Permitted Junior Securities or from the trust described under the heading "Description of the Notes—Legal Defeasance and Covenant Defeasance") in the event of any distribution to creditors of the Company in any:

  (1)
  bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or to its assets;

  (2)
  liquidation or dissolution or other winding-up of the Company;

  (3)
  assignment for the benefit of creditors of the Company; or

  (4)
  marshalling of assets or liabilities of the Company.

        Until the Senior Indebtedness of the Company is paid in full in cash, (i) any payment or distribution to which Holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that Holders of the Notes may receive Permitted Junior Securities, and (ii) if a distribution is made to

Holders of the Notes that, due to the subordination provisions, should not have been made to them, such Holders of the Notes are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

        The Company also may not make any payment in respect of the Notes (other than a payment in the form of Permitted Junior Securities or from the trust described under the subheading "Description of the Notes—Legal Defeasance and Covenant Defeasance") or make any deposit pursuant to the provisions under the subheading "Description of the Notes—Legal Defeasance and Covenant Defeasance" below and may not purchase, redeem or otherwise retire any Notes if:

  (1)
  a Payment Default on Designated Senior Indebtedness occurs and is continuing beyond any applicable grace period; or

  (2)
  any Non-Payment Default occurs and is continuing on Designated Senior Indebtedness and the Trustee receives a notice of such Non-Payment Default (a "Payment Blockage Notice") from the representative of the holders of such Designated Senior Indebtedness.

        Payments on the Notes must be resumed:

  (1)
  in the case of a Payment Default, upon the date on which such Payment Default is cured, waived in writing or otherwise ceases to exist; and

  (2)
  in case of a Non-Payment Default, the earlier of the date on which such Non-Payment Default is cured, waived in writing or otherwise ceases to exist (provided that no Payment Default has occurred and is then continuing) or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Indebtedness has been accelerated.

        No new Payment Blockage Notice may be delivered unless and until:

  (1)
  360 days have elapsed since the effectiveness of the immediately preceding Payment Blockage Notice; and

  (2)
  all scheduled payments of principal, premium and interest on the Notes that have come due have been paid in full in cash.

        No Non-Payment Default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee may be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been waived for a period of not less than 90 days (it being acknowledged that any subsequent action, or any breach of any financial covenants during the period after the date of delivery of a Payment Blockage Notice, that, in either case, would give rise to a Non-Payment Default pursuant to any provisions under which a Non-Payment Default previously existed or was continuing shall constitute a new Non-Payment Default for this purpose.

        When the payment blockages described above are no longer in effect, the Company must resume making any and all required payments on the Notes, including any missed payments. If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provisions, such failure would constitute an Event of Default under the Indenture and would enable the Holders to accelerate the maturity thereof as described under "Description of the Notes—Events of Default."

        Each Guarantee will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in cash in full of all Senior Indebtedness of the respective Guarantor and will be subject to the rights of holders of Designated Senior Indebtedness of such Guarantor to initiate payment blockage periods, upon terms substantially similar to the subordination provisions of the Notes described above.

        A Holder by its acceptance of Notes agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on its behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Indenture and appoints the Trustee its attorney-in-fact for such purpose.

        As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company, Holders may recover less ratably than creditors of the Company who are holders of Senior Indebtedness. See "Risk Factors—Your right to receive payments on the notes is junior to our senior indebtedness and possibly all of our future borrowings. Further, the guarantees of the notes are junior to all of the guarantors' senior indebtedness and all their future borrowings."

Material Covenants

        The Indenture contains the following material covenants:

  Limitation on Additional Indebtedness

        The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to incur (as defined) any Indebtedness (including Acquired Indebtedness), provided that if no Default or Event of Default has occurred and is continuing at the time or as a consequence of the incurrence of such Indebtedness, the Company or any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness) if after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds thereof, the Company's Consolidated Fixed Charge Coverage Ratio is at least 2.0 to 1.

        Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may incur Permitted Indebtedness, provided that the Company may not incur any Permitted Indebtedness that ranks junior in right of payment to the Notes that has a maturity or mandatory sinking fund payment prior to the maturity of the Notes.

        For purposes of determining compliance with this "Limitation on Additional Indebtedness" covenant:

  (1)
  in the event that an item of Indebtedness meets the criteria of more than one of the categories of Indebtedness described in clause (1) through (9) of the definition of "Permitted Indebtedness" or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, may classify such item of Indebtedness on the date of its incurrence and, subject to clause (2) below, later reclassify all or a portion of such item of Indebtedness in any manner that complies with this covenant; and

  (2)
  accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness of the same class, in each case in accordance with the terms of the underlying Indebtedness at its time of incurrence by the Company or a Restricted Subsidiary, as the case may be, will not be considered to be an incurrence of Indebtedness for purposes of this covenant, provided that the underlying Indebtedness is incurred in accordance with the terms of the Indenture.

  Limitation on Other Senior Subordinated Indebtedness

        The Company will not, and will not permit any Guarantor to, directly or indirectly, incur, contingently or otherwise, any Indebtedness (other than the Notes and the Guarantees, as the case may be) that is both:

  (1)
  subordinate in right of payment to all Senior Indebtedness of the Company or such Guarantor, as the case may be; and

  (2)
  senior in right of payment to the Notes or the Guarantee of such Guarantor, as the case may be.

        For purposes of this covenant, Indebtedness is deemed to be senior in right of payment to the Notes or a Guarantee, as the case may be, if it is not explicitly subordinated in right of payment to Senior Indebtedness of the Company or such Guarantor, as the case may be, at least to the same extent as the Notes and the Guarantee of such Guarantor, as the case may be, are subordinated to such Senior Indebtedness. The Indenture does not treat (i) unsecured Indebtedness as subordinated or junior to Senior Indebtedness merely because it is unsecured or (ii) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

  Limitation on Restricted Payments

        The Company will not make, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make, any Restricted Payment, unless:

  (1)
  no Default or Event of Default has occurred and is continuing at the time of or immediately after giving effect to such Restricted Payment;

  (2)
  immediately after giving pro forma effect to such Restricted Payment, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under "Description of the Notes—Limitation on Additional Indebtedness;" and

  (3)
  immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made after the Issue Date does not exceed the sum of:

  (a)
  50% of the Company's Consolidated Net Income for the period (treated as one accounting period) commencing on the first day following the end of the fiscal quarter ended immediately preceding the Issue Date to and including the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit);

  (b)
  100% of the aggregate Net Proceeds received by the Company from the issue or sale after the Issue Date of Capital Stock (other than Disqualified Capital Stock or Capital Stock of the Company issued to any Subsidiary of the Company) of the Company or any Indebtedness or other securities of the Company convertible into or exercisable or exchangeable for Capital Stock (other than Disqualified Capital Stock) of the Company which have been so converted, exercised or exchanged, as the case may be, excluding, in the case of this clause (b), any Net Proceeds from a Public Equity Offering to the extent used to redeem the Notes in compliance with the provisions set forth under "Description of the Notes—Optional Redemption;"

  (c)
  without duplication of any amounts included in clause (3)(b) above, 100% of the aggregate Net Proceeds received by the Company after the Issue Date from any equity contribution from a holder of the Company's Capital Stock, excluding, in the case of clauses (3)(b) and (c), any Net Proceeds from a Public Equity Offering to the extent used to redeem the Notes in compliance with the provisions set forth under "Description of the Notes—Optional Redemption;" and

    (d)
    without duplication, the sum of:

    (i)
    the aggregate amount returned in cash on or with respect to an Investment (other than a Permitted Investment) in any Person, including an Unrestricted Subsidiary, made subsequent to the Issue Date whether through interest payments, principal payments, dividends, return of capital invested or other distributions;

    (ii)
    the net proceeds received by the Company or any of its Restricted Subsidiaries from the disposition (other than to the Company or a Restricted Subsidiary of the Company), retirement or redemption of all or any portion of an Investment described in clause (3)(d)(i); and

    (iii)
    upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary at the time of such redesignation.

    provided, that, with respect to an Investment in any Person, the sum of clauses (i), (ii) and (iii) above with respect to the Investment in such Person may not exceed the aggregate amount of all Investments made in such Person subsequent to the Issue Date.

        For purposes of determining under clause (3) above, the amount expended for Restricted Payments, cash distributed will be valued at the face amount thereof and property other than cash will be valued at its fair market value.

        The provisions of this covenant will not prohibit:

  (1)
  the payment of any distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the Indenture;

  (2)
  the repurchase, redemption or other acquisition or retirement of any shares of Capital Stock of the Company or Indebtedness subordinate in right of payment to the Notes by conversion into, or by or in exchange for, shares of its Capital Stock (other than Disqualified Capital Stock), or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Capital Stock of the Company (other than Disqualified Capital Stock);

  (3)
  the redemption or retirement of Indebtedness of the Company subordinate in right of payment to the Notes in exchange for, by conversion into, or out of the Net Proceeds of a substantially concurrent sale or incurrence of, Indebtedness of the Company (other than any Indebtedness owed to a Subsidiary of the Company) that is Refinancing Indebtedness;

  (4)
  the payment of a dividend to Holding Company for the purpose of the repurchase, redemption or retirement on or after the Issue Date of any outstanding Holding Company Notes;

  (5)
  the payment of a dividend to Holding Company or, following the AGHI Merger, to Parent on or after the Issue Date of a dividend or dividends (in addition to any dividend paid under clause (4) above) in aggregate amount not to exceed $60.0 million;

  (6)
  the payment of one or more dividends from the Controlled Dividend Account in an aggregate amount not to exceed the Controlled Dividend Amount;

  (7)
  (a) payments made to the KEYSOP Plan with respect to bonuses or (b) payments under the Phantom Stock Agreements for key employees of the Company and its Restricted Subsidiaries to the extent that such payments are not prohibited pursuant to the other provisions of the Indenture;

  (8)
  payments of Permitted Tax Distributions;

  (9)
  the making of a Permitted Investment; and

  (10)
  additional Restricted Payments not to exceed $5.0 million in the aggregate.

        In calculating the aggregate amount of Restricted Payments made subsequent to the Issue Date for purposes of clause (3) of the first paragraph above, amounts expended pursuant to clauses (1) and (2) of the immediately preceding paragraph will be included in such calculation.

        Not later than the date of making any Restricted Payment other than the Restricted Payments described in clauses (4), (5), (7), (8) and (9) of the immediately preceding paragraph, the Company will deliver to the Trustee an officers' certificate stating that:

  (1)
  such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant described above were computed, which calculations may be based upon the Company's latest available financial statements, and

  (2)
  no Default or Event of Default has occurred and is continuing and no Default or Event of Default will occur immediately after giving effect to any such Restricted Payment.

  Limitation on Investments

        The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Investment other than:

  (i)
  a Permitted Investment; or

  (ii)
  an Investment that is made after the Issue Date as a Restricted Payment in compliance with "Description of the Notes—Limitation on Restricted Payments."

  Limitation on Liens

        The Company will not, and will not permit any Restricted Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind (other than Permitted Liens) upon any property or asset of the Company or any Restricted Subsidiaries or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary which owns property or assets, now owned or hereafter acquired, without making or causing the Restricted Subsidiary to make, effective provision for securing the Notes or, with respect to Liens on any Guarantor's property or assets, the Guarantee of such Guarantor; and

  (1)
  if such Lien secures Indebtedness which is subordinate in right of payment to the Notes or the Guarantee of such Guarantor, as the case may be, any such Lien will be subordinate to the Lien granted to Holders to the same extent as such Indebtedness is subordinate in right of payment to the Notes or the Guarantee of such Guarantor, as the case may be; and

  (2)
  in all other cases, the Notes or the Guarantee of such Guarantor, as the case may be, are equally and ratably secured.

  Limitation on Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into, amend or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with or for the benefit of any Affiliate (each an "Affiliate Transaction") or extend, renew, waive or otherwise amend or modify the terms of any Affiliate Transaction entered into prior to the Issue Date unless:

  (1)
  such Affiliate Transaction is between or among the Company and one or more of the Restricted Subsidiaries; or

  (2)
  the terms of such Affiliate Transaction are fair and reasonable to the Company or such Restricted Subsidiary, as the case may be, and the terms of such Affiliate Transaction are at least as favorable as the terms which could reasonably be expected to be obtained by the Company or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties.

        In any Affiliate Transaction (or any series of related Affiliate Transactions which are similar or part of a common plan) involving an amount or having a fair market value in excess of $2.5 million which is not permitted under clause (1) above, the Company must obtain a board resolution of the Board of Directors of the Company certifying that such Affiliate Transaction complies with clause (2) above. In any Affiliate Transaction (or any series of related Affiliate Transactions which are similar or part of a common plan) involving an amount or having a fair market value in excess of $10.0 million which is not permitted under clause (1) above, the Company must obtain a favorable written opinion as to the fairness of such transaction or transactions, as the case may be, from an Independent Financial Advisor.

        The foregoing provisions will not apply to:

  (1)
  any Restricted Payment that is not prohibited by the provisions described under "Description of the Notes—Limitation on Restricted Payments" or any Permitted Investment;

  (2)
  reasonable fees and compensation paid to, and indemnity provided on behalf of, officers, directors or employees of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's Board of Directors or senior management;

  (3)
  any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date; and

  (4)
  the Company and its Restricted Subsidiaries may make (a) payments to the KEYSOP Plan with respect to bonuses and (b) payments under the Phantom Stock Agreements for key employees of the Company and its Restricted Subsidiaries to the extent that such payments are not prohibited pursuant to the other provisions of the Indenture.

  Limitation on Creation of Subsidiaries

        The Company will not create or acquire, and will not permit any Restricted Subsidiary to create or acquire, any Subsidiary other than:

  (1)
  a Restricted Subsidiary existing as of the Issue Date;

  (2)
  a Restricted Subsidiary that is acquired or created after the Issue Date, provided that (x) if the Senior Credit Facility is in effect, each such Restricted Subsidiary that guarantees or is otherwise an obligor under the Senior Credit Facility must execute a Guarantee and, (y) if the Senior Credit Facility is no longer in effect, each such Restricted Subsidiary that is acquired or created after the date on which the Senior Credit Facility is no longer in effect must execute a Guarantee, in each case in substantially the form set forth in the Indenture (and with such documentation relating thereto as the Trustee may require, including, without limitation, a supplement or amendment to the Indenture and opinions of counsel as to the enforceability of such Guarantee), pursuant to which such Restricted Subsidiary will become a Guarantor; or

  (3)
  an Unrestricted Subsidiary.

        As of the date of this Prospectus, the Company has no Restricted Subsidiaries, other than the Guarantors. See "Description of the Notes—Brief Description of the Notes and Guarantees."

        The Guarantees of the Guarantors will be subject to release as set forth under "Description of the Notes—Guarantees".

  Limitation on Asset Sales

        The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

  (1)
  the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the fair market value of the assets sold or otherwise disposed of;

  (2)
  except in the case of an Asset Sale (A) the consideration with respect to which does not exceed $5.0 million or (B) that pertain to assets which did not contribute more than 5% of EBITDA for the four full fiscal quarters immediately preceding the date of the Asset Sale, not less than 75% of the consideration received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the following will be deemed to be cash for purposes of this clause (2):

  (a)
  any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinate in right of payment to the Notes or any Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability; and

  (b)
  any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are within 30 days of receipt converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion); and

  (3)
  except as provided below, the Asset Sale Proceeds received by the Company or such Restricted Subsidiary are applied:

  (a)
  to the extent the Company elects, to an Investment in property or other assets (including Capital Stock or other securities purchased in connection with the acquisition of Capital Stock or property of another Person) in compliance with "Description of the Notes—Limitation on Conduct of Business" below, provided that such Investment occurs or the Company or any such Restricted Subsidiary enters into contractual commitments to make such Investment, subject only to customary conditions (other than the obtaining of financing), within 365 days following receipt of such Asset Sale Proceeds; and

  (b)
  to the extent of the balance of Asset Sale Proceeds after application as described above, to the extent the Company or any such Restricted Subsidiary, as the case may be, elects, or is required, to prepay, repay or purchase Indebtedness under any then existing Senior Indebtedness of the Company or any such Restricted Subsidiary, to such prepayment, repayment or purchase within 365 days following the receipt of the Asset Sale Proceeds from any Asset Sale, provided that any such repayment must result in a permanent reduction of the commitments thereunder in an amount equal to the principal amount so repaid.

        If after the 370th day after an Asset Sale (the "Excess Proceeds Offer Trigger Date"), the Available Asset Sale Proceeds exceed $10.0 million, the Company must apply an amount equal to the Available Asset Sale Proceeds to an offer to repurchase the Notes, at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the purchase date (an "Excess Proceeds Offer").

        Within 30 days of the Excess Proceeds Offer Trigger Date, the Company will mail to the Trustee and each Holder a notice stating, among other things, that the Company is making an Excess Proceeds Offer and offering to repurchase Notes on the date specified in such notice (which will be a Business Day no earlier than 30 days nor later than 45 days from the date such notice is mailed) (the "Excess Payment Date") pursuant to the procedures required by the Indenture and described in such notice.

        If an Excess Proceeds Offer is not fully subscribed, the Company may retain the portion of the Available Asset Sale Proceeds not required to repurchase Notes.

        In the event of the transfer of substantially all of the property and assets of the Company and the Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "Description of the Notes—Merger, Consolidation or Sale of Assets," the successor Person will be deemed to have sold the properties and assets of the Company and the Restricted Subsidiaries not so transferred for purposes of this covenant and must comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Excess Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

  Limitation on Preferred Stock of Restricted Subsidiaries

        The Company will not permit any of its Restricted Subsidiaries to issue any Preferred Stock (except Preferred Stock issued to the Company or a Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Restricted Subsidiary of the Company) to hold any such Preferred Stock unless such Restricted Subsidiary would be entitled to incur or assume Indebtedness (other than Permitted Indebtedness) in compliance with "Description of the Notes—Limitation on Additional Indebtedness" in the aggregate principal amount equal to the aggregate liquidation value of the Preferred Stock to be issued.

  Limitation on Capital Stock of Restricted Subsidiaries

        The Company will not:

  (1)
  sell, pledge, hypothecate or otherwise convey or dispose of any Capital Stock of a Restricted Subsidiary of the Company (other than any such transaction resulting in a Lien which constitutes a Permitted Lien); or

  (2)
  permit any of its Restricted Subsidiaries to issue any Capital Stock, other than to the Company or a Restricted Subsidiary of the Company.

The foregoing restrictions will not apply to an Asset Sale made in compliance with "Description of the Notes—Limitation on Asset Sales" (provided that if such Asset Sale is for less than all of the outstanding Capital Stock of any Restricted Subsidiary held by the Company or any of its Restricted Subsidiaries, such Asset Sale must also comply with "Description of the Notes—Limitation on Restricted Payments") or the issuance of Preferred Stock in compliance with "Description of the Notes—Limitation on Preferred Stock of Restricted Subsidiaries."

  Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

  (1)
  pay dividends or make any other distributions to the Company or any Restricted Subsidiary:

  (a)
  on its Capital Stock; or

  (b)
  with respect to any other interest or participation in, or measured by, its profits;

  (2)
  repay any Indebtedness or any other obligation owed to the Company or any Restricted Subsidiary;

  (3)
  make loans or advances or capital contributions to the Company or any Restricted Subsidiary; or

  (4)
  transfer any of its properties or assets to the Company or any Restricted Subsidiary;

except for such encumbrances or restrictions existing under or by reason of:

  (1)
  the Senior Credit Facility;

  (2)
  encumbrances or restrictions existing on the Issue Date to the extent and in the manner such encumbrances and restrictions are in effect on the Issue Date and any amendments, restatements, renewals, replacements or refinancings thereof, provided that any amendment, restatement, renewal, replacement or refinancing is not more disadvantageous to the Holders in any material respect with respect to such encumbrances or restrictions existing on the Issue Date;

  (3)
  the Indenture, the Notes and the Guarantees;

  (4)
  applicable law;

  (5)
  any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person (including any Subsidiary of the Person), so acquired;

  (6)
  customary non-assignment provisions in leases or other agreements entered in the ordinary course of business and consistent with past practices;

  (7)
  Refinancing Indebtedness, provided that such restrictions are no more restrictive than those contained in the agreements governing the Indebtedness being refunded, refinanced or extended;

  (8)
  customary restrictions in security agreements or mortgages securing Indebtedness of the Company or a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements and mortgages;

  (9)
  customary restrictions with respect to a Restricted Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary;

  (10)
  customary restrictions imposed on the transfer of copyrighted or patented materials; or

  (11)
  customary restrictions under Sale and Lease-Back Transactions that apply to the assets being transferred only and that comply with "Description of the Notes—Limitations on Sale and Lease-Back Transactions."

  Limitation on Conduct of Business

        The Company and the Restricted Subsidiaries will not engage in any businesses which are not the same, similar, ancillary or related to the businesses in which the Company and the Restricted Subsidiaries are engaged in on the Issue Date.

  Limitation on Sale and Lease-Back Transactions

        The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction other than Sale and Lease-Back Transactions existing on the Issue Date, provided that the Company or any Guarantor may enter into a Sale and Lease-Back Transaction if:

  (1)
  the Company or that Guarantor, as applicable, could have incurred Indebtedness in an amount equal to the Attributable Indebtedness relating to such Sale and Lease-Back Transaction under "Description of the Notes—Limitation on Additional Indebtedness;"

  (2)
  the gross cash proceeds of that Sale and Lease-Back Transaction are at least equal to the fair market value of the property sold; and

  (3)
  the transfer of assets in that Sale and Lease-Back Transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with "Description of the Notes—Limitation on Asset Sales."

  Limitation on Transfer of Assets

        Neither the Company nor any Guarantor will sell, convey, transfer or otherwise dispose of its assets or property to any Restricted Subsidiary that is not a Guarantor, except for sales, conveyances, transfers or other dispositions (a) made in the ordinary course of business or (b) to any Restricted Subsidiary if such Restricted Subsidiary simultaneously executes and delivers a supplemental Indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary of the Notes.

Change of Control Offer

        If a Change of Control occurs, the Company must make an offer to repurchase (the "Change of Control Offer") each Holder's outstanding Notes at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Payment Date (as defined) in accordance with the procedures set forth below.

        Within 20 days of the occurrence of a Change of Control, the Company will mail to the Trustee and each Holder a notice describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice (which will be a Business Day not earlier than 30 days nor later than 45 days from the date such notice is mailed (the "Change of Control Payment Date")) pursuant to the procedures required by the Indenture and described in such notice.

        On the Change of Control Payment Date, the Company will, to the extent lawful:

  (1)
  accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer;

  (2)
  deposit with the Paying Agent money sufficient to pay the Change of Control Purchase Price of all Notes or portions thereof so tendered; and

  (3)
  deliver or cause to be delivered to the Trustee, Notes so accepted together with an officers' certificate stating the aggregate principal amount of Notes or portions thereof tendered to the Company.

The Paying Agent will promptly mail to each Holder of Notes so accepted payment in an amount equal to the Change of Control Purchase Price for such Notes, and the Company will execute and issue, the Guarantors will endorse thereon their Guarantee and the Trustee will promptly authenticate and mail to such Holder, a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, provided that each such new Note will be issued in an original principal amount in denominations of $1,000 and integral multiples thereof.

        Prior to complying with any of the procedures of this "Change of Control" covenant, but in any event within 20 days following any Change of Control, the Company covenants to:

  (1)
  repay in cash in full all obligations and terminate all commitments under or in respect of all Senior Indebtedness the terms of which prohibit the purchase by the Company of the Notes upon a Change of Control in compliance with the terms of this covenant or offer to repay in full all obligations and terminate all commitments under or in respect of all such Senior Indebtedness and repay in cash the Senior Indebtedness owed to each such lender who has accepted such offer; or

  (2)
  obtain the requisite consents under all such Senior Indebtedness to permit the repurchase of the Notes as described above.

The Company must first comply with the covenant described in the preceding sentence before it will be required to purchase Notes in the event of a Change of Control, provided that the Company's failure to comply with the covenant described in the preceding sentence will constitute an Event of Default described in clause (3) under "Description of the Notes—Events of Default."

        The Indenture will further provide that (1) if the Company or any Guarantor has outstanding any Indebtedness that is subordinated in right of payment to the Notes or the Guarantees or Preferred Stock outstanding, and the Company or such Guarantor is required to make a change of control offer or to make a distribution with respect to such subordinated Indebtedness or Preferred Stock in the event of a Change of Control, the Company or such Guarantor will not consummate any such offer or distribution with respect to such subordinated Indebtedness or Preferred Stock until such time as the Company has paid the Change of Control Purchase Price to the Holders that have accepted the Company's Change of Control Offer and must otherwise have consummated the Change of Control Offer and (2) the Company and the Guarantors will not issue Indebtedness that is subordinated in right of payment to the Notes or the Guarantees and will not issue any Preferred Stock, as applicable, with change of control provisions requiring the payment of such Indebtedness or Preferred Stock prior to the payment of the Notes in the event of a Change in Control.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

        The Company will not be required to make a Change of Control Offer if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements of the Indenture applicable to a Change of Control Offer made by the Company and purchases of all Notes or portions of Notes properly tendered and not withdrawn under such Change of Control Offer.

Merger, Consolidation or Sale of Assets

        Except with respect to the AGHI Merger, the Company will not and will not permit any Restricted Subsidiary to (1) consolidate or merge with or into another Person (whether or not the Company or such Restricted Subsidiary will be the continuing Person), or (2) sell, assign, transfer, lease, convey or otherwise dispose of (each a "transfer") all or substantially all of the assets of the Company (as an entirety or substantially as an entirety in one transaction or a series of related transactions) to any Person unless:

  (1)
  either the Company or such Restricted Subsidiary, as the case may be, is the continuing Person, or the Person (if other than the Company or such Restricted Subsidiary) formed by such consolidation or into which the Company or such Restricted Subsidiary, as the case may be, is merged or to which the assets of the Company or such Restricted Subsidiary, as the case may be, are sold, assigned, transferred, leased, conveyed or otherwise disposed of must be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and must expressly assume, by a supplemental Indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Company or such Restricted Subsidiary, as the case may be, under the Indenture, the Notes and the Guarantees, and the obligations thereunder will remain in full force and effect;

  (2)
  immediately before and immediately after giving effect to such transaction, no Default or Event of Default will have occurred and be continuing; and

  (3)
  immediately after giving effect to such transaction on a pro forma basis the Company or such Person:

  (a)
  will have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction; and

  (b)
  will be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under "Description of the Notes—Certain Covenants—Limitation on Additional Indebtedness;"

    provided that a Person that is a Guarantor on the Issue Date may merge into the Company or another Person that is a Guarantor on the Issue Date without complying with this clause (3).

        In connection with any consolidation, merger or transfer of assets contemplated by this provision, the Company will deliver, or cause to be delivered, to the Trustee, an officers' certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and the supplemental Indenture in respect thereto comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with.

        For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, will be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Reports to Holders

        Whether or not required by the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders, within the time periods specified in the Commission's rules and regulations:

  (1)
  all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and

    Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by the Company's certified independent accountants; and

  (2)
  all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

        If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

        In addition, whether or not required by the Commission, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. The Company will also furnish to Holders, securities analysts and prospective investors upon request the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Guarantees

        The Guarantors will guarantee the Notes on a general unsecured basis. All payments pursuant to the Guarantees by the Guarantors will be subordinate in right of payment to the prior payment in cash in full of all existing and future Senior Indebtedness of each respective Guarantor, to the same extent and in the same manner that all payments pursuant to the Notes are subordinated in right of payment to the prior payment in cash in full of all Senior Indebtedness of the Company.

        The obligations of each Guarantor are limited to the maximum amount as will result, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any guarantees of Senior Indebtedness) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Guarantee will be entitled to a contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets of each Guarantor.

        A Guarantor will be released from all of its obligations under its Guarantee if:

  (1)
  (a) all of its assets or Capital Stock is sold, in each case in a transaction in compliance with "Description of the Notes—Certain Covenants—Limitation on Asset Sales," (b) the Guarantor merges with or into or consolidates with, or transfers all or substantially all of the assets of the Company in compliance with "Description of the Notes—Merger, Consolidation or Sale of Assets," or (c) such Guarantor is designated an Unrestricted Subsidiary;

  (2)
  if the Senior Credit Facility is in effect, the guarantee or incurrence of Indebtedness that triggered the requirement for such Guarantor to Guarantee the Notes, as described under "Description of the Notes—Limitation on Creation of Subsidiaries," is released, in the case of such Guarantor, or ceases to be outstanding, in the case of such Indebtedness, and such Guarantor does not Guarantee and is not an obligor under any other Indebtedness of the Company or any of the Restricted Subsidiaries; and

  (3)
  such Guarantor has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent herein provided for relating to such transaction have been complied with.

Events of Default

        The following events are defined in the Indenture as "Events of Default":

  (1)
  default in payment of any principal of, or premium, if any, on the Notes whether at maturity, upon redemption, required repurchase or otherwise (whether or not such payment is prohibited by the subordination provisions of the Indenture);

  (2)
  default for 30 days in payment of any interest on the Notes (whether or not such payment is prohibited by the subordination provisions of the Indenture);

  (3)
  default by the Company or any Restricted Subsidiary in the observance or performance of any other covenant in the Notes or the Indenture for 30 days after written notice from the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding specifying the default (except in the case of a default with respect to the "Change of Control" or "Merger, Consolidation or Sale of Assets" covenant which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

  (4)
  failure to pay when due at final maturity (giving effect to any applicable grace periods and any waiver or extension thereof) or on a redemption date specified in an irrevocable notice of redemption sent by the Company or a Restricted Subsidiary on which the entire principal amount of the Indebtedness outstanding subject to such notice is required to be paid, principal in an aggregate amount of $5.0 million or more with respect to any Indebtedness of the Company or any Restricted Subsidiary thereof, or the acceleration of any such Indebtedness aggregating $5.0 million or more pursuant to a default under the instrument governing such Indebtedness, which default shall not be cured, waived or postponed pursuant to an agreement with the holders of such Indebtedness within 30 days after written notice as provided in the Indenture, or such acceleration shall not be rescinded or annulled within 15 days after written notice as provided in the Indenture;

  (5)
  any final judgment or judgments which can no longer be appealed for the payment of money in excess of $5.0 million is rendered against the Company or any Restricted Subsidiary thereof, and is not discharged for any period of 60 consecutive days during which a stay of enforcement is not in effect; and

  (6)
  certain events involving bankruptcy, insolvency or reorganization of the Parent, the Holding Company, the Company or any Restricted Subsidiary of the Company; and

  (7)
  any of the Guarantees ceases to be in full force and effect or any of the Guarantees is declared to be null and void and unenforceable or any of the Guarantees is found to be invalid or any of the Guarantors denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

        The Indenture will provide that the Trustee may withhold notice to the Holders of any Default (except in payment of principal or premium, if any, or interest on the Notes) if the Trustee considers it to be in the best interest of the Holders to do so.

        The Indenture will provide that if an Event of Default (other than an Event of Default of the type described in clause (6) above) has occurred and is continuing, then the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding may (and the Trustee, at the request of such Holders, shall) declare to be immediately due and payable the entire principal amount of all the Notes then outstanding plus accrued and unpaid interest, if any, to the date of acceleration and (1) the same will become immediately due and payable or (2) if there are any amounts outstanding under the Senior Credit Facility, will become immediately due and payable upon the first to occur of an acceleration under the Senior Credit Facility or five business days after receipt by the Company and the representative under the Senior Credit Facility of a notice of acceleration; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the Holders of a majority in aggregate principal amount of outstanding Notes may rescind and annul such acceleration if:

  (1)
  all Events of Default, other than nonpayment of principal, premium, if any, or interest that has become due solely because of the acceleration, have been cured or waived as provided in the Indenture;

  (2)
  to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

  (3)
  if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

  (4)
  in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the above Events of Default, the Trustee must have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived.

No such rescission will affect any subsequent Default or impair any right consequent thereto. In case an Event of Default of the type described in clause (6) above occurs, the principal, premium and interest amount with respect to all of the Notes will be due and payable immediately without any declaration or other act on the part of the Trustee or the Holders.

        The Holders of a majority in principal amount of the Notes then outstanding have the right to waive any existing Default or compliance with any provision of the Indenture or the Notes and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations provided for in the Indenture and under the TIA.

        No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless:

  (1)
  such Holder has previously given to the Trustee written notice of a continuing Event of Default;

  (2)
  the Holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as Trustee;

  (3)
  the Trustee has not received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request; and

  (4)
  the Trustee has failed to institute such a proceeding within 60 days of the receipt by the Trustee of the written request referred to in clause (3) above.

        Notwithstanding the foregoing, such limitations do not apply to a suit instituted on such Note on or after the respective due dates expressed in such Note.

Modification of Indenture

        From time to time, the Company, the Guarantors and the Trustee may, without the consent of the Holders, amend or supplement the Indenture for certain specified purposes, including providing for uncertificated Notes in addition to certificated Notes, and curing any ambiguity, defect or inconsistency, or making any other change that does not, in the opinion of the Trustee, materially and adversely affect the rights of any Holder. The Indenture contains provisions permitting the Company, the Guarantors and the Trustee, with the consent of Holders of at least a majority in principal amount of the outstanding Notes, to modify or supplement the Indenture, except that no such modification may, without the consent of each Holder affected thereby,

  (1)
  reduce the amount of Notes whose Holders must consent to an amendment, supplement, or waiver to the Indenture;

  (2)
  reduce the rate of or change the time for payment of interest, including defaulted interest, on any Note;

  (3)
  reduce the principal of or premium on or change the stated maturity of any Note;

  (4)
  make any Note payable in money other than that stated in the Note or change the place of payment from New York, New York;

  (5)
  waive a Default on the payment of the principal of, interest on, or redemption payment with respect to any Note;

  (6)
  make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

  (7)
  amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate an Excess Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto;

  (8)
  modify or change any provision of the Indenture or the related definitions affecting the subordination or ranking of the Notes or any Guarantee in a manner which adversely affects the Holders; or

  (9)
  release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

Legal Defeasance and Covenant Defeasance

        The Indenture will provide that the Company may elect either:

  (1)
  to defease and be discharged from any and all of its and any Guarantor's obligations with respect to the Notes (except for the obligations to register the transfer or exchange of such Notes, to replace temporary or mutilated, destroyed, lost or stolen Notes, to maintain an office or agency in respect of the Notes and to hold monies for payment in trust) ("Legal Defeasance"); or

  (2)
  to be released from its obligations with respect to the Notes under some of the covenants contained in the Indenture ("Covenant Defeasance")

upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or non-callable U.S. government obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on the Notes, on the scheduled due dates therefor or on a selected date of redemption in accordance with the terms of the Indenture. Such a trust may only be established if, among other things,

  (a)
  the Company has delivered to the Trustee an opinion of counsel to the effect that neither the trust nor the Trustee will be required to register as an investment company under the Investment Company Act of 1940, as amended;

  (b)
  in the case of legal defeasance, the Company will have delivered to the Trustee an opinion of counsel stating that:

  (i)
  the Company has received from, or there has been published by, the Internal Revenue Service, a ruling, or

  (ii)
  there has been a change in any applicable U.S. Federal income tax law,

in either case to the effect that, and such opinion of counsel will confirm that, Holders of the Notes or Persons in their positions will not recognize income, gain or loss for purposes of both U.S. Federal income tax purposes as a result of such legal defeasance and will be subject to U.S. Federal income tax on the same amounts and in the same manner and at the same time, as would have been the case if defeasance had not occurred;

  (3)
  in the case of covenant defeasance, the Company will have delivered to the Trustee an opinion of counsel to the effect that the Holders of the Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred;

  (4)
  no Default or Event of Default has occurred and is continuing on the date of such deposit or insofar as Events of Default from bankruptcy, insolvency or reorganization events are concerned, at any time in the period ending on the 91st day after the date of deposit;

  (5)
  such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a Default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

  (6)
  the Company has delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

  (7)
  the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

  (8)
  the Company has delivered to the Trustee an opinion of counsel to the effect that, assuming no intervening bankruptcy occurs and that no Holder is an insider of the Company, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and

  (9)
  other customary conditions precedent are satisfied.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

  (1)
  either:

  (a)
  all the Notes authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

  (b)
  all Notes not delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

  (2)
  the Company has paid all other sums payable under the Indenture by the Company; and

  (3)
  the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Compliance Certificate

        The Company will deliver to the Trustee on or before 120 days after the end of the Company's fiscal year and on or before 50 days after the end of each the first, second and third fiscal quarters in each year an officers' certificate stating whether or not the signers know of any Default or Event of Default that has occurred. If they do, the certificate will describe the Default or Event of Default, its status and the intended method of cure, if any.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No past, present or future director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture, the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Guarantees. The waiver is not effective to waive liabilities under federal securities laws.

Methods of Receiving Payments on the Notes

        The Company will make all principal, premium and interest payments on the Notes at the office or agency of the Paying Agent and Registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders. The Trustee will initially act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

The Trustee

        The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

        The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Transfer and Exchange

        Holders may transfer or exchange Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption and is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

        The Notes will be issued in a transaction exempt from registration under the Securities Act and will be subject to the restrictions on transfer described in "Notice to Investors."

        The registered Holder of a Note may be treated as the owner of such Note for all purposes.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. We refer you to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Indebtedness" means Indebtedness of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or is merged into or consolidated with any other Person or which is assumed in connection with the acquisition of assets from such Person and, in each case, whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such merger, consolidation or acquisition.

        "Adjusted Net Assets" of any Person at any date means the lesser of the amount by which:

  (1)
  the fair value of the property of such Person exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities), but excluding liabilities under the Guarantee of such Person at such date; and

  (2)
  the present fair salable value of the assets of such Person at such date exceeds the amount that will be required to pay the probable liability of such Person on its debts (after giving effect to all other fixed and contingent liabilities and after giving effect to any collection from any Subsidiary of such Person in respect of the obligations of such Person under the Guarantee of such Person), excluding Indebtedness in respect of the Guarantee of such Person, as they become absolute and matured.

        "Affiliate" means, with respect to any specific Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by," and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

        "AGHI Merger" means the merger of Holding Company with and into the Company with the Company as the surviving entity.

        "Asset Acquisition" means:

  (1)
  an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person becomes a Restricted Subsidiary or is merged with or into the Company or any Restricted Subsidiary; or

  (2)
  the acquisition by the Company or any Restricted Subsidiary of the assets of any Person (other than a Restricted Subsidiary) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

        "Asset Sale" means any direct or indirect sale, issuance, conveyance, assignment, transfer, lease or other disposition (including any Sale and Lease-Back Transaction), other than to the Company or any Restricted Subsidiary, in any single transaction or series of related transactions of

  (1)
  any Capital Stock of or other equity interest in any Restricted Subsidiary of the Company; or

  (2)
  any other property or assets of the Company or of any Restricted Subsidiary thereof;

provided that Asset Sales do not include:

  (1)
  a transaction or series of related transactions that involves assets having a fair market value of less than $1.0 million;

  (2)
  sales of inventory in the ordinary course of business and consistent with past practices;

  (3)
  the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "Description of the Notes—Merger, Consolidation or Sale of Assets" or a Guarantor as permitted under "Description of the Notes—Guarantees;"

  (4)
  leases or subleases in the ordinary course of business to third persons not interfering in any material respect with the business of the Company or any Restricted Subsidiary; and

  (5)
  the sale, conveyance, disposition or other transfer of obsolete, damaged, worn out, surplus or outdated assets.

        "Asset Sale Proceeds" means, with respect to any Asset Sale,

  (1)
  cash received by the Company or any Restricted Subsidiary from such Asset Sale (including cash received as consideration for the assumption of liabilities incurred in connection with or in anticipation of such Asset Sale), after:

  (a)
  provision for all income or other taxes measured by or resulting from such Asset Sale;

  (b)
  payment of all brokerage commissions, underwriting and other fees and expenses related to such Asset Sale;

  (c)
  provision for minority interest holders in any Restricted Subsidiary as a result of such Asset Sale;

    (d)
    repayment of Indebtedness that is secured by the assets subject to such Asset Sale or otherwise required to be repaid in connection with such Asset Sale; and

    (e)
    deduction of appropriate amounts to be provided by the Company or a Restricted Subsidiary as a reserve, in accordance with GAAP, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by the Company or a Restricted Subsidiary after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale; and

  (2)
  promissory notes and other noncash consideration received by the Company or any Restricted Subsidiary from such Asset Sale or other disposition upon the liquidation or conversion of such promissory notes or noncash consideration into cash.

        "Attributable Indebtedness" in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the greater of:

  (1)
  the fair market value of the property subject to such arrangement; and

  (2)
  the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended).

        "Available Asset Sale Proceeds" means, with respect to any Asset Sale, the aggregate Asset Sale Proceeds from such Asset Sale that have not been applied in accordance with clauses (3) (a) or (3) (b), and which have not yet been the basis for an Excess Proceeds Offer in accordance with the first paragraph of "Description of the Notes—Certain Covenants—Limitation on Asset Sales."

        "Bank Indebtedness" means Senior Indebtedness under the Senior Credit Facility.

        "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

        "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, partnership or limited liability company interests or any other participation, right or other interest in the nature of an equity interest in such Person including, without limitation, Common Stock and Preferred Stock of such Person, or any option, warrant or other security convertible into any of the foregoing; the Phantom Stock Agreements are not Capital Stock.

        "Capitalized Lease Obligations" means with respect to any Person, Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such Indebtedness will be the capitalized amount of such obligations determined in accordance with GAAP.

        "Cash Equivalents" means:

  (1)
  marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency or instrumentality thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

  (2)
  marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P") or Moody's Investors Service, Inc. ("Moody's");

  (3)
  commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's;

  (4)
  certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250,000,000;

  (5)
  repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

  (6)
  investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

        A "Change of Control" of the Company will be deemed to have occurred at such time as:

  (1)
  the capital stock of the Parent owned directly or indirectly by Stephen Adams, his wife, his children, his grandchildren or trusts of which he, his wife, his children or his grandchildren are the sole beneficiaries and for which one or more of such individuals are the trustee(s) (the "Permitted Holders") shall (on a fully diluted basis after giving effect to the exercise of any outstanding rights or options to acquire capital stock of the Company) cease to constitute either (x) at least 51% of the aggregate equity capital of the Parent or (y) at least such percentage of the aggregate voting stock of the Parent as is sufficient at all times to elect a majority of the Board of Directors of the Parent;

  (2)
  there is consummated any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or Group, together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture) other than to the Permitted Holders;

  (3)
  there is consummated any consolidation or merger of the Company in which the Company is not the continuing or surviving Person or pursuant to which the Common Stock of the Company would be converted into cash, securities or other property, other than a merger or consolidation of the Company in which the Permitted Holders hold, directly or indirectly, at least a majority of the Capital Stock of the surviving corporation immediately after such consolidation or merger;

  (4)
  during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company has been approved by 66 2/3% of the directors then still in office who either were directors at the beginning of such period or whose election or recommendation for election was previously so approved) cease to constitute a majority of the Board of Directors of the Company; or

  (5)
  the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture).

        "Commission" means the United States Securities and Exchange Commission.

        "Common Stock" of any Person means all Capital Stock of such Person that is generally entitled to:

  (1)
  vote in the election of directors of such Person; or

  (2)
  if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

        "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "EBITDA" and "Consolidated Fixed Charges" will be calculated after giving effect on a pro forma basis for the period of such calculation to:

  (1)
  the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries or the issuance or redemption or other repayment of Preferred Stock of any such Restricted Subsidiary (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness and, in the case of any Restricted Subsidiary, the issuance or redemption or other repayment of Preferred Stock (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment or issuance or redemption or other repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

  (2)
  any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any EBITDA (provided that such EBITDA will be included only to the extent that Consolidated Net Income would be includable pursuant to the definition of "Consolidated Net Income") (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X of the Exchange Act) attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period.

If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence will give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio":

  (1)
  interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter will be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date;

  (2)
  if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and

  (3)
  notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by one or more agreements in respect of Hedging Obligations, will be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

        "Consolidated Fixed Charges" means, with respect to any Person, for any period, the sum, without duplication, of

  (1)
  Consolidated Interest Expense (net of any interest income of such Person and exclusive of amortization of financing fees and expenses and the write-off of deferred financing costs) plus

  (2)
  the product of:

  (a)
  the amount of all dividend payments (whether or not in cash) on any series of Preferred Stock of such Person and its Restricted Subsidiaries (other than dividends paid in Capital Stock (other than Disqualified Capital Stock)) paid, accrued or scheduled to be paid or accrued during such period times; and

  (b)
  a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

        "Consolidated Interest Expense" means, with respect to any Person, for any period, the aggregate amount of interest expense which, in conformity with GAAP, would be set forth opposite the caption "interest expense" or any like caption on an income statement for such Person and its Restricted Subsidiaries on a consolidated basis including, but not limited to (without duplication),

  (1)
  imputed interest included in Capitalized Lease Obligations and Attributable Indebtedness;

  (2)
  consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees and expensing of any bridge or other financing fees);

  (3)
  all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

  (4)
  the net payment obligations associated with Hedging Obligations;

  (5)
  amortization of financing fees and expenses and the write-off of deferred financing costs;

  (6)
  the interest portion of any deferred payment obligation;

  (7)
  amortization of discount or premium, if any;

  (8)
  all non-cash interest expense (other than interest amortized to cost of sales);

  (9)
  all capitalized interest for such period; and

  (10)
  all interest incurred or paid under any guarantee of Indebtedness (including a guarantee of principal, interest or any combination thereof) of any Person.

        "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, that:

  (1)
  the Net Income of any Person, other than a Restricted Subsidiary of the referent Person, will be included only to the extent of the amount of dividends or distributions paid to the referent Person or a Restricted Subsidiary of such referent Person;

  (2)
  the Net Income (but not to the extent Net Income represents a loss) of any Restricted Subsidiary of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions will be excluded to the extent of such restriction or limitation;

  (3)
  the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded;

  (4)
  any net gain (but not loss) resulting from an Asset Sale by the Person in question or any of its Restricted Subsidiaries other than in the ordinary course of business will be excluded;

  (5)
  extraordinary gains and losses will be excluded;

  (6)
  income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued) will be excluded;

  (7)
  in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets will be excluded;

  (8)
  charges with respect to Indebtedness retired with the proceeds of the Notes shall be excluded;

  (9)
  charges for amortization of goodwill in excess of amortization on a straight-line, 40 year basis shall be excluded;

  (10)
  Consolidated Net Income shall be calculated without deducting therefrom any Phantom Stock Accruals; and

  (11)
  all gains, losses, charges or write-offs with respect to an election to be taxed as an "S corporation" under Subchapter S of the Internal Revenue Code shall be excluded.

        "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

        "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

        "Controlled Dividend Account" has the meaning ascribed to such term in the Senior Credit Facility, as such term or provisions of the Senior Credit Facility pertaining thereto may, from time to time, be amended, modified, deleted and/or any provisions thereof waived by the lenders thereunder, except that no such amendment, modification, deletion or waiver shall effect a change in the definition of Controlled Dividend Amount set forth in the Indenture.

        "Controlled Dividend Amount" means $15.0 million plus earnings on amounts on deposit in the Controlled Dividend Account.

        "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

        "Designated Senior Indebtedness," as to the Company or any Guarantor, as the case may be, means:

  (1)
  any Bank Indebtedness under the Senior Credit Facility; and

  (2)
  any other Senior Indebtedness which at the time of determination exceeds $25.0 million in aggregate principal amount (or accreted value in the case of Indebtedness issued at a discount) outstanding or available under a committed facility, which is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" by such Person and as to which the Trustee has been given written notice of such designation.

        "Disqualified Capital Stock" means any Capital Stock of a Person or a Restricted Subsidiary thereof which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the Notes, for cash or securities constituting Indebtedness. Without limitation of the foregoing, Disqualified Capital Stock will be deemed to include any Preferred Stock of a Person or a Restricted Subsidiary of such Person, with respect to either of which, under the terms of such Preferred Stock, by agreement or otherwise, such Person or Restricted Subsidiary is obligated to pay current dividends or distributions in cash during the period prior to the maturity date of the Notes, provided that Preferred Stock of a Person or any Restricted Subsidiary thereof that is issued with the benefit of provisions requiring a change of control or asset sale offer to be made for such Preferred Stock in the event of a change of control or asset sale of such Person or Restricted Subsidiary which provisions have substantially the same effect as the provisions described under "Description of the Notes—Change of Control Offer" and "Description of the Notes—Limitations on Asset Sales," respectively above, will not be deemed to be Disqualified Capital Stock solely by virtue of such provisions.

        "EBITDA" means, with respect to any Person and its Restricted Subsidiaries, for any period, an amount equal to:

  (1)
  the sum of:

  (a)
  Consolidated Net Income for such period, plus

  (b)
  the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (a) hereof, plus

  (c)
  Consolidated Interest Expense for such period, plus

  (d)
  depreciation for such period on a consolidated basis, plus

  (e)
  amortization for such period on a consolidated basis, plus

  (f)
  for each of the fiscal quarters in the fiscal year ending December 31, 2003, the salary, bonuses, expense reimbursements and other compensation paid to Stephen Adams or for the expenses of the office of the chairman of the board of the Parent in the amounts not in excess of the following: (i) for the fiscal quarter ending March 31, 2003, $627,000, (ii) for the fiscal quarter ending June 30, 2003, $802,000, (iii) for the fiscal quarter ending September 30, 3003, $620,000 and (iv) for the fiscal quarter ending December 31, 2003, $721,000, plus

    (g)
    any other non-cash items reducing Consolidated Net Income for such period (other than non-cash items that represent accruals of, or reserves for, cash disbursements to be made in any future period) and charges in respect of Phantom Stock Accruals; minus

  (2)
  all non-cash items increasing Consolidated Net Income for such period, all for such Person and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP;

provided that, for purposes of calculating EBITDA during any fiscal quarter, cash income from a particular Investment (other than a Restricted Subsidiary) of such Person will be included only:

  (1)
  if cash income has been received by such Person with respect to such Investment during each of the previous four fiscal quarters, or

  (2)
  if the cash income derived from such Investment is attributable to Cash Equivalents.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value will be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a board resolution of such Board of Directors. Unless otherwise required by the Indenture, no such determination need be supported by an appraisal or other expert opinion and such determination by the Board of Directors shall be conclusive.

        "GAAP" means generally accepted accounting principles consistently applied as in effect in the United States from time to time.

        "Guarantee" means the guarantee by each Guarantor of the obligations of the Company with respect to the Notes.

        "Guarantor" means the issuer at any time of a Guarantee (so long as such Guarantee remains outstanding).

        "Hedging Obligations" means, with respect to any Person, the net payment obligations of such Person under (a) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (b) other agreements or arrangements entered into in order to protect such Person against fluctuations in commodity prices, interest rates or currency exchange rates.

        "Holder" means a Person in whose name a Note is registered on the Registrar's books.

        "Holding Company" means Affinity Group Holding, Inc., a Delaware corporation which holds all outstanding capital stock of the Company.

        "Holding Company Notes" means the Holding Company's 11% Senior Notes due 2007 issued pursuant to the Holding Company Notes Indenture.

        "Holding Company Notes Indenture" means the Indenture dated as of April 2, 1997 between the Holding Company and United States Trust Company of New York, as Trustee, as supplemented or amended from time to time but excluding any supplement or amendment which increases the interest rate or any premium applicable to the Holding Company Notes, increases the principal amount outstanding of the Holding Company Notes or creates sinking fund or other principal payment or offer to purchases requirements.

        "incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "incurrence," "incurred," "incurable," and "incurring" will have meanings correlative to the foregoing, provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness will not be deemed an incurrence of such Indebtedness.

        "Indebtedness" means (without duplication), with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and will also include, to the extent not otherwise included

  (1)
  any capitalized lease obligations of such Person;

  (2)
  obligations secured by a lien to which the property or assets owned or held by such Person is subject, whether or not the obligation or obligations secured thereby have been assumed;

  (3)
  guarantees of (or obligations with respect to letters of credit supporting) items of other Persons which would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor);

  (4)
  all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction;

  (5)
  Attributable Indebtedness;

  (6)
  Disqualified Capital Stock of such Person or any Restricted Subsidiary thereof and any Preferred Stock of a Restricted Subsidiary of such Person incurred under "Description of the Notes—Certain Covenants—Limitation on Preferred Stock of Restricted Subsidiaries;" and

  (7)
  hedging obligations of any such Person applicable to any of the foregoing (if and to the extent such hedging obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP).

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided that

  (1)
  the amount outstanding at any time of any Indebtedness issued with original issue discount is the accreted value of such Indebtedness at such time as determined in conformity with GAAP; and

  (2)
  Indebtedness will not include:

  (a)
  any liability for federal, state, local or other taxes, and

  (b)
  any accounts payable, trade payables and other accrued liabilities arising from the purchase of goods or materials or for services obtained in the ordinary course of business.

        "Independent Financial Advisor" means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the good faith judgment of the Board of Directors of the Company, qualified to perform the task such firm has been engaged and disinterested and independent with respect to the Company and its Affiliates.

        "Investments" means any capital contribution, advance or loans to (including any guarantees of loans to), or investments or purchases of Capital Stock in, any Person.

  (1)
  For the purposes of the "Limitation on Restricted Payments" covenant, "Investments" (a) include and are valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and (b) exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary, providedthat, in no event may such amount exceed the net amount of any Investments constituting Restricted Payments made in such Subsidiary after the Issue Date and (2) other than for purposes of determining the amount of Restricted Payments made since the Issue Date to determine compliance with the covenant under "Description of the Notes—Limitation on Restricted Payments," the amount of any Investment will be the original cost of such Investment plus the cost of all additional Investments by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the (i) amount returned in cash with respect to such Investment whether through interest payments, principal payments, dividends or other distributions and (ii) proceeds received by the Company or any of its Restricted Subsidiaries from the disposition, retirement or redemption of all or any portion of such Investment, provided that the aggregate of all such reductions may not exceed the amount of such initial Investment plus the cost of all additional Investments, provided further that no such payment of distributions or receipt of any such other amounts may reduce the amount of any Investment if such payment of distributions or receipt of any such amounts would be included in Consolidated Net Income. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

        "Issue Date" means the date the Notes are first issued by the Company and authenticated by the Trustee under the Indenture.

        "KEYSOP Plan" means the Company's Key Employee Security Plan or any successor plan thereto for the benefit of key employees of the Company and its Subsidiaries.

        "Letters of Credit" means letters of credit issued for the account of the Company or any of its Restricted Subsidiaries in the ordinary course of their respected businesses.

        "Lien" means, with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including without limitation, any Capitalized Lease Obligation, conditional sales, or other title retention agreement having substantially the same economic effect as any of the foregoing).

        "Net Income" means, with respect to any Person, for any period, the net income (loss) of such Person determined in accordance with GAAP.

        "Net Proceeds" means:

  (1)
  in the case of any sale of Capital Stock by or equity contribution to any Person, the aggregate net cash proceeds received by such Person, after payment of expenses, commissions and the like incurred in connection therewith;

  (2)
  in the case of any exchange, exercise, conversion or surrender of outstanding securities of any kind for or into shares of Capital Stock of the Company which is not Disqualified Capital Stock, the net book value of such outstanding securities on the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder to such Person upon such exchange, exercise, conversion or surrender, less any and all payments made to the holders, e.g., on account of fractional shares and less all expenses incurred by such Person in connection therewith); and

  (3)
  in the case of any issuance of any Indebtedness by the Company or any Restricted Subsidiary, the aggregate net cash proceeds received by such Person after the payment of expenses, commissions, underwriting discounts and the like incurred in connection therewith.

        "Non-Payment Default" means any event (other than a Payment Default) the occurrence of which entitles one or more Persons to accelerate the maturity of any Designated Senior Indebtedness.

        "Parent" means AGI Holding Corp., a Delaware corporation which holds all the outstanding capital stock of the Company.

        "Pari Passu Indebtedness" means:

  (1)
  with respect to the Company, any Indebtedness which ranks pari passu in right of payment to the Notes; and

  (2)
  with respect to any Guarantor, any Indebtedness which ranks pari passu in right of payment to such Guarantor's Guarantee of the Notes.

        "Paying Agent" means any office or agency where the Notes and the Guarantees may be presented for payment.

        "Payment Default" means any default, whether or not any requirement for the giving of notice, the lapse of time or both, or any other condition to such default becoming an event of default has occurred, in the payment of principal of or premium, if any, or interest on or any other amount payable in connection with Designated Senior Indebtedness.

        "Permitted Indebtedness" means:

  (1)
  Indebtedness of the Company or any Restricted Subsidiary arising under or in connection with the Senior Credit Facility in an aggregate principal amount not to exceed $160.0 million at any time outstanding immediately following the Issue Date less any mandatory prepayment actually made thereunder (to the extent, in the case of payments of revolving credit borrowings, that the corresponding commitments have been permanently reduced) or scheduled payments actually made thereunder;

  (2)
  Indebtedness under the Notes, the Indenture and the Guarantees;

  (3)
  Indebtedness not covered by any other clause of this definition which is outstanding on the Issue Date reduced by the amount of any mandatory prepayments, permanent reductions or scheduled payments actually made thereunder;

  (4)
  Indebtedness of the Company to any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary to the Company or another Restricted Subsidiary, in each case subject to no Lien held by a Person other than the Company, provided that:

  (a)
  (i) if the Company is the obligor on such Indebtedness or (ii) any Guarantor is the obligor on such Indebtedness, other than if the Indebtedness is owed to the Company, then, in each case, such Indebtedness must be expressly subordinate in right of payment to the prior payment in full in cash of all obligations with respect to the Notes, in the case of the Company, or the Guarantee of such Guarantor, in the case of a Guarantor; and

    (b)
    if as of any date any Person other than the Company or a Restricted Subsidiary of the Company owns or holds any such Indebtedness or if as of any date any Person other than the Company holds a Lien in respect of such Indebtedness, such date will be deemed to be the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

  (5)
  Purchase Money Indebtedness and Capitalized Lease Obligations incurred to acquire property in the ordinary course of business which Purchase Money Indebtedness and Capitalized Lease Obligations do not in the aggregate exceed the greater of (i) 5.0% of the Company's consolidated tangible assets and (ii) $7.5 million at any one time outstanding;

  (6)
  Indebtedness of the Company or any Restricted Subsidiary arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two business days of incurrence;

  (7)
  the incurrence by the Company or any Restricted Subsidiary of Hedging Obligations that are incurred in the ordinary course of business of the Company or such Restricted Subsidiary and not for speculative purposes, provided that, in the case of any Hedging Obligation that relates to:

  (a)
  interest rate risk, the notional principal amount of such Hedging Obligation does not exceed the principal amount of the Indebtedness to which such Hedging Obligation relates; and

  (b)
  currency risk, such Hedging Obligation does not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

  (8)
  Refinancing Indebtedness;

  (9)
  Indebtedness incurred for the purpose of repurchasing, redeeming or otherwise retiring any outstanding Holding Company Notes;

  (10)
  additional Indebtedness of the Company and its Restricted Subsidiaries not to exceed $10.0 million in aggregate principal amount at any one time outstanding; and

  (11)
  Indebtedness with respect to Letters of Credit.

        "Permitted Investments" means Investments made on or after the Issue Date consisting of:

  (1)
  Investments by the Company, or any Restricted Subsidiary thereof, in the Company or any Restricted Subsidiary;

  (2)
  Investments by the Company, or any Restricted Subsidiary, in a Person, if as a result of such Investment:

  (a)
  such Person becomes a Restricted Subsidiary; or

  (b)
  such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

  (3)
  Investments in cash and Cash Equivalents;

  (4)
  reasonable and customary loans made to employees in connection with their relocation not to exceed $2.0 million in the aggregate at any one time outstanding;

  (5)
  an Investment that is made by the Company or a Restricted Subsidiary in the form of any Capital Stock, bonds, notes, debentures, partnership or joint venture interests or other securities that are issued by a third party to the Company or such Restricted Subsidiary solely as partial consideration for the consummation of an Asset Sale that is otherwise permitted under "Description of the Notes—Certain Covenants—Limitation on Asset Sales;"

  (6)
  Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

  (7)
  Hedging Obligations entered into in the ordinary course of the Company's or its Restricted Subsidiaries' business and not for speculative purposes;

  (8)
  Investments in the Controlled Dividend Account; and

  (9)
  additional Investments not to exceed $10.0 million at any one time outstanding.

        "Permitted Junior Securities" means equity securities or subordinated debt securities of the Company as reorganized or readjusted or securities of the Company or any other company, trust, corporation or partnership provided for by a plan of reorganization or readjustment, that, in the case of any such subordinated securities are junior or the payment of which is otherwise subordinate, at least to the extent provided in the Indenture with respect to the Notes, to the payment and satisfaction in full in cash of all Senior Indebtedness of the Company at the time outstanding, and to the payment of all securities issued in exchange therefor, to the holders of the Senior Indebtedness at the time outstanding.

        "Permitted Liens" means:

  (1)
  Liens on property or assets of, or any shares of Capital Stock of or secured Indebtedness of, any Person existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time such Person is merged into the Company or any Restricted Subsidiary, provided that such Liens:

  (a)
  are not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of the Company or merging into the Company or any Restricted Subsidiary, and

  (b)
  do not extend to or cover any property, assets, Capital Stock or Indebtedness other than those of such Person at the time such Person becomes a Restricted Subsidiary or is merged into the Company or any Restricted Subsidiary;

  (2)
  Liens securing Senior Indebtedness;

  (3)
  Liens existing on the Issue Date;

  (4)
  Liens securing the Notes and the Guarantees;

  (5)
  Liens securing Refinancing Indebtedness, provided that any such Lien does not extend to or cover any property, asset, Capital Stock or Indebtedness other than the property, asset, Capital Stock or Indebtedness so refunded, refinanced or extended;

  (6)
  Liens in favor of the Company or any Restricted Subsidiary;

  (7)
  Liens to secure Purchase Money Indebtedness that is otherwise permitted under the Indenture, provided that:

  (a)
  the principal amount of the Indebtedness secured by such Lien does not exceed 100% of the purchase price, or the cost of installation, construction or improvement, of the property or asset to which such Purchase Money Indebtedness relates,

  (b)
  such Lien does not extend to or cover any Property or asset other than such item of property or asset and any improvements on such property or asset, and

  (c)
  such Lien is created within 90 days of such acquisition or the completion of such installation, construction or improvement, as the case may be;

  (8)
  statutory liens or landlords', carriers', warehouseman's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business which do not secure any Indebtedness and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as is required in conformity with GAAP have been made therefor;

  (9)
  Liens for taxes, assessments or governmental charges that are being contested in good faith by appropriate proceedings;

  (10)
  Liens securing Capitalized Lease Obligations permitted to be incurred under clause (5) of the definition of "Permitted Indebtedness," provided that such Lien does not extend to any property other than that subject to the underlying lease;

  (11)
  easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any Restricted Subsidiary;

  (12)
  Liens to secure Indebtedness incurred under clause (10) of the definition of Permitted Indebtedness;

  (13)
  any extensions, substitutions, replacements or renewals of the foregoing; and

  (14)
  Liens securing reimbursement obligations under Letters of Credit.

        "Permitted Tax Distributions" means (a) for so long as the Company is an "S corporation" or a substantially similar pass-through entity for federal income tax purposes, distributions to the Holding Company (or any successor entity or other entity that owns, directly or indirectly, all of the outstanding common stock of the Company) in respect of any fiscal year equal to the amount based on reasonable estimates of the amount of federal, state and local income taxes that the Company would be required to pay with respect to the applicable fiscal year calculated as if, for the applicable fiscal year, the Company were treated as a "C corporation" domiciled in the State of California rather than as an "S corporation" and (b) for so long as the Company is not an "S corporation" or a substantially similar pass-through entity for federal income tax purposes, distributions to Parent of the amount of federal, state and local income taxes that would be owing by the Company and its Subsidiaries on a consolidated basis with respect to a fiscal year determined without regard to Parent's ownership of the Company.

        "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government (including any agency or political subdivision thereof).

        "Phantom Stock Accruals" means the amounts shown as liabilities in the Company's general ledger accounts caption "Deferred Phantom Compensation" to the extent (i) such general ledger accounts are kept and adjusted in the ordinary course of business and in accordance with GAAP and the Company's past practices and (ii) such deferred compensation is payable under the Phantom Stock Agreements.

        "Phantom Stock Agreements" mean the employment and phantom stock agreements entered into, in writing, between the Company or any of its Subsidiaries and the officers of the Company or such Subsidiary, as the case may be.

        "Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

        "Public Equity Offering" means a public offering by the Company of shares of its Common Stock (however designated and whether voting or non-voting) and any and all rights, warrants or options to acquire such Common Stock the net proceeds of which are contributed to the Company.

        "Purchase Money Indebtedness" means Indebtedness of any Person incurred in the normal course of business of such Person for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement of, any property or asset.

        "Refinancing Indebtedness" means Indebtedness that refunds, refinances or extends ("Refinances") any Indebtedness of the Company or any Restricted Subsidiary outstanding on the Issue Date or other Indebtedness (other than Bank Indebtedness) permitted to be incurred by the Company or its Restricted Subsidiaries pursuant to the terms of the Indenture, but only to the extent that:

  (1)
  the Refinancing Indebtedness is subordinated to the Notes to at least the same extent as the Indebtedness being refunded, refinanced or extended, if at all;

  (2)
  the Refinancing Indebtedness is scheduled to mature either:

  (a)
  no earlier than the Indebtedness being refunded, refinanced or extended, or

  (b)
  after the maturity date of the Notes;

  (3)
  the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the maturity date of the Notes;

  (4)
  such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the sum of:

  (a)
  the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended,

  (b)
  the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Indebtedness being refunded, refinanced or extended, and

  (c)
  the amount of customary fees, expenses and costs related to the incurrence of such Refinancing Indebtedness; and

  (5)
  such Refinancing Indebtedness is incurred only by the same Person that initially incurred the Indebtedness being refunded, refinanced or extended.

        "Restricted Payment" means any of the following:

  (1)
  the declaration or payment of any dividend or any other distribution or payment on Capital Stock of the Company or any Restricted Subsidiary of the Company or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Restricted Subsidiary of the Company (other than (a) dividends or distributions payable solely in Capital Stock (other than Disqualified Capital Stock) or in options, warrants or other rights to purchase such Capital Stock (other than Disqualified Capital Stock), and (b) in the case of Restricted Subsidiaries of the Company, dividends or distributions payable to the Company or to a Restricted Subsidiary and pro rata dividends or distributions payable to the other holders of Common Stock of such Restricted Subsidiary);

  (2)
  the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any of its Restricted Subsidiaries (other than Capital Stock owned by the Company or a Restricted Subsidiary, excluding Disqualified Capital Stock) or any option, warrants or other rights to purchase such Capital Stock;

  (3)
  the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness which is subordinated in right of payment to the Notes or any Guarantee (other than subordinated Indebtedness acquired in anticipation of satisfying a scheduled sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition);

  (4)
  the making of any Investment or guarantee of any Investment in any Person other than a Permitted Investment;

  (5)
  any designation of a Subsidiary as an Unrestricted Subsidiary (valued at the fair market value of the net assets of such Restricted Subsidiary on the date of designation); and

  (6)
  the forgiveness of any Indebtedness of an Affiliate of the Company to the Company or any Restricted Subsidiary.

        "Restricted Subsidiary" means a Subsidiary of the Company other than an Unrestricted Subsidiary and includes all of the Subsidiaries of the Company existing as of the Issue Date. The Board of Directors of the Company may designate any Unrestricted Subsidiary as a Restricted Subsidiary if immediately after giving effect to such action (and treating any Acquired Indebtedness as having been incurred at the time of such action):

  (1)
  the Company could have incurred at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to "Description of the Notes—Certain Covenants—Limitation on Additional Indebtedness;" and

  (2)
  no Default or Event of Default has occurred and is continuing or results therefrom.

        "Sale and Lease-Back Transaction" means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any real or tangible personal property, which property after the Issue Date has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person in contemplation of such leasing.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Senior Credit Facility" means, collectively, the Amended and Restated Credit Agreement dated as of June 24, 2003, and the Senior Secured Floating Rate Note Purchase Agreement dated as of June 24, 2003 and amended as of February 18, 2004, in each case among the Company, the Company's Subsidiaries, the lenders and note holders party thereto in their capacities as lenders or noteholders thereunder and Canadian Imperial Bank of Commerce, as administrative agent, together with the related documents thereto (including, without limitation, any notes guarantee agreements and mortgage and other security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including, without limitation, any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

        "Senior Indebtedness" means the principal of and premium, if any, and interest on (including, without limitation, any interest accruing subsequent to the filing of a petition (or similar initiating action) in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) due pursuant to the terms of all agreements, documents and instruments providing for, creating, securing or evidencing or otherwise entered into in connection with:

  (1)
  all Indebtedness of the Company or any Guarantor owed to lenders under the Senior Credit Facility;

  (2)
  all obligations of the Company or any Guarantor with respect to Hedging Obligations;

  (3)
  all obligations of the Company or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

  (4)
  all other Indebtedness of the Company or any Guarantor which does not provide that it is to rank pari passu with or subordinate to the Notes or the Guarantee of such Guarantor, as the case may be; and

  (5)
  all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to, any of the Senior Indebtedness described above.

        Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include:

  (1)
  Indebtedness of the Company or any Guarantor to any of their respective Subsidiaries, or to any Affiliate of the Company or such Guarantor or any of such Affiliate's Subsidiaries;

  (2)
  Indebtedness represented by the Notes and the Guarantees;

  (3)
  any Indebtedness which by the express terms of the agreement or instrument creating, evidencing or governing the same is junior or subordinate in right of payment to any item of Senior Indebtedness;

  (4)
  any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business;

  (5)
  Indebtedness incurred in violation of the Indenture, provided, that such Indebtedness shall be deemed not to have been incurred in violation of the Indenture for purposes of this clause (5), if such Indebtedness consists of Bank Indebtedness and the holder(s) of such Indebtedness or their agent or representative shall have received a certificate from an officer of Parent to the effect that the incurrence of such Indebtedness does not violate the provisions of the Indenture;

  (6)
  Indebtedness represented by Disqualified Capital Stock; and

  (7)
  any Indebtedness to or guaranteed on behalf of, any shareholders, director, officer or employee of the Company or any Guarantor or any Subsidiary of the Company or such Guarantor.

        "Subsidiary" of any specified Person means any corporation, partnership, limited liability company, joint venture, association, trust or other business entity, whether now existing or hereafter organized or acquired,

  (1)
  in the case of a corporation, of which more than 50% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by such first-named Person or any of its Subsidiaries; or

  (2)
  in the case of a partnership, limited liability company, joint venture, association, trust or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise or if in accordance with GAAP such entity is consolidated with the first-named Person for financial statement purposes.

        "Unrestricted Subsidiary" means:

  (1)
  any Subsidiary of an Unrestricted Subsidiary; and

  (2)
  any Subsidiary of the Company which is designated after the Issue Date as an Unrestricted Subsidiary by a board resolution of the Board of Directors of the Company;

provided that a Subsidiary may be so designated as an Unrestricted Subsidiary only if:

  (a)
  such designation is in compliance with "Description of the Notes—Certain Covenants—Limitation on Restricted Payments;"

  (b)
  immediately after giving effect to such designation, the Company could have incurred at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to "Description of the Notes—Certain Covenants—Limitation on Additional Indebtedness;"

  (c)
  no Default or Event of Default has occurred and is continuing or results therefrom; and

  (d)
  neither the Company nor any Restricted Subsidiary will at any time:

  (i)
  provide a guarantee of, or similar credit support to, any Indebtedness of such Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness),

  (ii)
  be directly or indirectly liable for any Indebtedness of such Subsidiary or

  (iii)
  be directly or indirectly liable for any other Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon (or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity) upon the occurrence of a default with respect to any other Indebtedness that is Indebtedness of such Subsidiary (including any corresponding right to take enforcement action against such Subsidiary), except in the case of clause (i) or (ii) to the extent:

  (i)
  that the Company or such Restricted Subsidiary could otherwise provide such a guarantee or incur such Indebtedness (other than as Permitted Indebtedness) pursuant to "Description of the Notes—Certain Covenants—Limitation on Additional Indebtedness;" and

  (ii)
  the provision of such guarantee and the incurrence of such Indebtedness otherwise would be permitted under "Description of the Notes—Certain Covenants—Limitation on Restricted Payments."

        The Trustee will be provided with an officers' certificate stating that such designation is permitted and setting forth the basis upon which the calculations required by this definition were computed, together with a copy of the board resolution adopted by the Board of Directors of the Company making such designation.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

  (1)
  the then outstanding aggregate principal amount of such Indebtedness into

  (2)
  the sum of the total of the products obtained by multiplying:

  (a)
  the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by

  (b)
  the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

        "Wholly Owned Subsidiary" means any Restricted Subsidiary, all of the outstanding voting securities (other than directors' qualifying shares) of which are owned, directly or indirectly, by the Company.

BOOK ENTRY; DELIVERY AND FORM

        Except as set forth below, the exchange notes will be issued in the form of one or more fully registered notes in global form without coupons (each a "Global Note"). The Global Notes will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. The old notes, to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the Global Note.

Global Notes

        Pursuant to procedures established by DTC, interests in the Global Notes will be shown on, and the transfer of such interest will be effected only through, records maintained by DTC or its nominee with respect to interests of persons who have accounts with DTC ("participants") and the records of participants with respect to interests of persons other than participants. Such accounts initially were designated by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC, or participants, or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

        So long as DTC or its nominee is the registered owner or holder of the exchange notes, DTC or such nominee will be considered the sole owner or holder of the exchange notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer such interest except in accordance with DTC's procedures, in addition to those provided for under the indenture with respect to the exchange notes.

        The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, your ability to transfer your beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, your ability to pledge your interests in a Global Note to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        We will make payments of the principal of, premium, if any, and interest on Global Notes to DTC or its nominee as the registered owner thereof. Neither we nor the trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that DTC or its nominee, on receipt of any payment of principal or interest in respect of a Global Note representing any exchange notes held by it or its nominee, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payment will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

        Exchange notes that are issued as described below under "Book Entry; Delivery and Form—Certificated Notes" will be issued in registered definitive form without coupons (each a "Certificated Note"). Upon transfer of Certificated Notes, unless the Global Note has previously been exchanged for

Certificated Notes, such Certificated Notes may be exchanged for an interest in the Global Note representing the principal amount of notes being transferred.

        DTC has advised us that it will take any action permitted to be taken by a holder of old notes, including the presentation of notes for exchange as described below and the conversion of notes, only at the direction of one or more participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the old notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the old notes, the Global Notes will be exchanged for legended notes in certificated form, and distributed to DTC's participants.

        DTC has advised us that it is:

  (1)
  a limited purpose trust company organized under the laws of the State of New York;

  (2)
  a member of the Federal Reserve System;

  (3)
  a "clearing corporation" within the meaning of the Uniform Commercial Code; and

  (4)
  a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

        DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

Certificated Notes

        You may not exchange your beneficial interest in a Global Note for a note in certificated form unless:

  (1)
  DTC notifies us that it is unwilling or unable to continue as depositary for the Global Note, or DTC ceases to be a "clearing agency" registered under the Exchange Act, and in either case, we thereupon fail to appoint a successor depositary within 90 days; or

  (2)
  we, at our option, notify the trustee in writing that we are electing to issue the notes in certificated form; or

  (3)
  an Event of Default shall have occurred and be continuing with respect to the notes.

        In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary in accordance with its customary procedures.

PLAN OF DISTRIBUTION

        Each participating broker-dealer that receives exchange notes for its own account as a result of this exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus, as amended or supplemented, available to any participating broker-dealer for use in connection with any such resale and that we will use our reasonable best efforts to keep the registration statement, of which this prospectus is a part, effective until the earlier of (i) 180 days after the completion of this exchange offer and (ii) the date on which all participating broker-dealers are no longer required to comply with the prospectus delivery requirements in connection with offers and sales of the exchange notes.

        We will not receive any proceeds from any sale of exchange notes by participating broker-dealers. Exchange notes received by participating broker-dealers for their own account as a result of this exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any of these resales may be made directly to purchasers or to or through participating brokers or dealers who may receive compensation in the form of commissions or concessions from any of these participating broker-dealers or the purchasers of any such exchange notes. Any participating broker-dealer that resells exchange notes that it received for its own account as a result of this exchange offer and any participating broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any of these resales of exchange notes and any commissions or concessions received by any of these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the completion of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any participating broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to this exchange offer other than commissions or concessions of any participating brokers or dealers. As more fully described in the registration rights agreement, we will indemnify specified holders of the notes (including any participating broker-dealers) against specified liabilities, including liabilities under the Securities Act.

        By acceptance of the exchange offer, each broker-dealer that receives exchange notes pursuant to the exchange offer hereby agrees to notify us prior to using the prospectus in connection with the sale or transfer of the exchange notes, and acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus in order to make the statements therein not misleading (which notice we agree to delivery promptly to such broker-dealer), such broker-dealer will suspend the use of the prospectus until we have amended or supplemented the prospectus to correct such misstatement or omission and have furnished copies of the amended or supplemented prospectus to such broker-dealer.

CERTAIN INCOME TAX CONSIDERATIONS

        The following is a summary of material United States federal income tax consequences of the acquisition, ownership and disposition of the notes, but does not purport to be a complete analysis of all the potential tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Department regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. This summary is limited to the tax consequences of those persons who are original beneficial owners of the notes, who purchase notes at their original issue price for cash and who hold such notes as capital assets within the meaning of Section 1221 of the Code ("Holders"). This summary does not purport to deal with all aspects of United States federal income taxation that might be relevant to particular Holders in light of their particular investment circumstances or status, nor does it address specific tax consequences that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, expatriates, tax-exempt organizations and persons that have a functional currency other than the United States Dollar or persons in special situations, such as those who have elected to mark securities to market or those who hold notes as part of a straddle, hedge, conversion transaction or other integrated investment). In addition, this summary does not address United States federal alternative minimum tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction. We have not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

        Prospective purchasers of the notes are urged to consult their tax advisors concerning the United States federal income taxation and other tax consequences to them of acquiring, owning and disposing of the notes, as well as the application of state, local and foreign income and other tax laws.

        For purposes of the following summary, a "U.S. Holder" is a holder that is (a) a citizen or individual resident of the United States, (b) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof, (c) an estate, the income of which is subject to United States federal income tax regardless of the source, or (d) a trust, if a court within the United States is able to exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all its substantial decisions or if a valid election to be treated as a U.S. person is in effect with respect to such trust. A "Non-U.S. Holder" is a Holder that is neither a U.S. Holder nor a partnership for United States federal income tax purposes.

        A partnership for United States federal income tax purposes is not subject to income tax on income derived from holding the notes. A partner of the partnership may be subject to tax on such income under rules similar to the rules for U.S. Holders or non-U.S. Holders depending on whether (a) the partner is a U.S. or a non-U.S. person, and (b) the partnership is or is not engaged in a United States trade or business to which income or gain from the notes is effectively connected. If you are a partner of a partnership acquiring the notes, we recommend that you consult your tax advisor about the United States tax consequences of holding and disposing of the notes.

United States Federal Income Taxation of U.S. Holders

  Exchange of Notes

        The exchange of notes for registered notes in the exchange offer will not constitute a material modification of the terms of the notes and thus will not constitute a taxable event for U.S. Holders. Consequently, a U.S. Holder will not recognize gain upon receipt of registered notes in exchange for notes in the exchange offer, the U.S. Holder's basis in the registered note received in the exchange offer will be the same as its basis in the corresponding notes immediately before the exchange and the U.S. Holder's holding period in the registered notes will include its holding period in the original notes.

  Payment of Interest

        The semi-annual payments of interest on the notes will be "qualified stated interest" and generally will be includable in the income of a U.S. Holder in accordance with the U.S. Holder's regular method of accounting for United States federal income tax purposes.

  Additional Interest

        We are obligated to pay additional interest on the notes under certain circumstances described under "Exchange Offer; Registration Rights." Although the matter is not free from doubt, such additional interest should be taxable as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder's regular method of accounting for federal income tax purposes. It is possible, however, that the IRS may take a different position, in which case the timing and amount of income inclusion may be different from that described above. U.S. Holders should consult their own tax advisors about payments of additional interest.

  Disposition of Notes

        Upon the sale, exchange, redemption or other disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (a) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which is treated as interest as described above) and (b) such Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to such Holder.

        Gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder's holding period for the note is more than twelve months. The maximum federal long-term capital gain rate is 15% for noncorporate U.S. Holders and 35% for corporate U.S. Holders. The deductibility of capital losses by U.S. Holders is subject to limitations.

United States Federal Income Taxation of Non-U.S. Holders

  Exchange of Notes

        The exchange of notes for registered notes in the exchange offer will not constitute a taxable event for a Non-U.S. Holder.

  Payment of Interest

        Subject to the discussion of backup withholding below, payments of principal and interest on the notes by us or any of our agents to a Non-U.S. Holder will not be subject to United States federal withholding tax, provided that such payments are not effectively connected with the conduct of a United States trade or business and:

  (1)
  the Non-U.S Holder does not, directly or indirectly, actually or constructively own 10% or more of the total combined voting power of all classes of our equity securities entitled to vote;

  (2)
  the Non-U.S. Holder is not a controlled foreign corporation for United States federal income tax purposes that is related to us directly or indirectly through equity security ownership;

  (3)
  the Non-U.S. Holder is not a bank described in Section 881(c)(3)(A) of the Code; and

  (4)
  either (a) the beneficial owner of the notes certifies to us or our agent on IRS Form W-8BEN (or a suitable substitute form or successor form), under penalties of perjury, that it is not a "U.S. person" (as defined in the Code) and provides its name and address, or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the notes on behalf of the beneficial owner certifies to us or our agent, under penalties of perjury, that such a statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes us with a copy thereof (the "Portfolio Interest Exemption").

        If a Non-U.S. Holder cannot satisfy the requirements of the Portfolio Interest Exemption, payments of interest made to such Non-U.S. Holder will be subject to a 30% withholding tax unless the beneficial owner of the note provides us or our agent, as the case may be, with a properly executed:

  (1)
  IRS Form W-8BEN (or successor form) claiming an exemption from, or reduction in, withholding under a tax treaty (a "Treaty Exemption"), or

  (2)
  IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is United States trade or business income to the beneficial owner (in which case such interest will be subject to regular graduated United States tax rates as described below).

        The certification requirement described above also may require a non-U.S. Holder that provides an IRS form, or that claims a Treaty Exemption, to provide its United States taxpayer identification number.

        We suggest that you consult your tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge that the statements on the form are false.

        If interest on the note is effectively connected with a United States trade or business of the beneficial owner, the Non-U.S. Holder, although exempt from the withholding tax described above, will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder. In addition, if such Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest on a note which is effectively connected with a United States trade or business will be included in such foreign corporation's earnings and profits.

  Additional Interest

        Any additional interest payable on the notes as discussed under "United States Federal Income Taxation of U.S. Holders-Additional Interest" should be treated as a payment of interest as discussed above.

  Disposition of Notes

        No withholding of United States federal income tax will be required with respect to any gain or income realized by a Non-U.S. Holder upon the sale, exchange or disposition of a note (except with respect to accrued and unpaid interest, which would be treated as interest as discussed above).

        A Non-U.S. Holder will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of a note unless (a) the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met, (b) the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates, or (c) such gain or income is effectively connected with a United States trade or business. Non-U.S. Holders should consult with their advisors as to the effect on them of such legislation.

Information Reporting and Backup Withholding

  U.S. Holders

        For each calendar year in which the notes are outstanding, we are required to provide the IRS with certain information, including the beneficial owner's name, address and taxpayer identification number, the aggregate amount of interest paid to that beneficial owner during the calendar year and the amount of tax withheld, if any. This obligation, however, does not apply with respect to certain payments to U.S. Holders, including corporations and tax-exempt organizations, provided that they establish entitlement to an exemption.

        In the event that a U.S. Holder subject to the reporting requirements described above fails to supply its correct taxpayer identification number in the manner required by applicable law or underreports its tax liability, we, our agents or paying agents or a broker may be required to "backup" withhold a tax at a rate of 28% of each payment of interest and principal (and premium or liquidated damages, if any) on the notes. This backup withholding is not an additional tax and may be refunded or credited against the U.S. Holder's United States federal income tax liability, provided that the required information is furnished to the IRS.

  Non-U.S. Holders

        Under current Treasury Regulations, United States backup withholding tax will not apply to payments on a note or proceeds from the sale of a note payable to a Non-U.S. Holder if the statement described in "United States Federal Income Taxation of Non-U.S. Holders—Payment of Interest" is duly provided by such Holder or the Holder otherwise establishes an exemption, provided that the payor does not have actual knowledge that the Holder is a U.S. person or that the conditions of any claimed exemption are not satisfied. Certain information reporting may still apply to interest payments even if an exemption from backup withholding is established.

        Any amounts withheld under the backup withholding rules from a payment to a non-U.S. Holder will be allowed as a refund or a credit against such non-U.S. Holder's United States federal income tax liability, provided that the requisite procedures are followed.

LEGAL MATTERS

        The validity of the notes will be passed on for us by Kaplan, Strangis and Kaplan, P.A., Minneapolis, Minnesota.

EXPERTS

        The consolidated financial statements of Affinity Group, Inc. as of December 31, 2002 and 2003 and for the years then ended included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein, in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Affinity Group, Inc. as of December 31, 2001 and for the period then ended included in this prospectus had been audited previously by Arthur Andersen LLP, independent public accountants who have since ceased operations.

AVAILABLE INFORMATION

        Our predecessor, Affinity Group Holding, Inc., filed annual, quarterly and special reports and other information with the Commission. You may read and copy any reports, statements or other information so filed at the Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, New York, New York or Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. AGHI's Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at www.sec.gov.

        All other financial statement schedules not listed have been omitted since the required information is included in the consolidated financial statements, the notes thereto, is not applicable, or not required.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Affinity Group, Inc.

        We have audited the accompanying consolidated balance sheets of Affinity Group, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholder's (deficit) equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Affinity Group, Inc. as of December 31, 2001 and for the year then ended, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 18, 2002.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the 2002 and 2003 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Affinity Group, Inc. and subsidiaries at December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 1 to the consolidated financial statements, Affinity Group, Inc. changed its method of accounting for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142 in 2002.

        As discussed above, the consolidated financial statements of Affinity Group, Inc. as of December 31, 2001 and for the year then ended, were audited by other auditors who have ceased operations. As described in Note 3, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, which was adopted by Affinity Group, Inc. as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 3 with respect to 2001 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense recognized in those periods related to goodwill which is no longer being amortized as a result of initially applying Statement of Financial Accounting Standards No. 142 to Affinity Group, Inc.'s underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income. In our opinion, the disclosures for 2001 in Note 3 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of Affinity Group, Inc. other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

/s/ Ernst & Young LLP

Woodland Hills, California
February 12, 2004

[THIS REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP. THE REPORT HAS NOT BEEN RE-ISSUED BY ARTHUR ANDERSEN LLP NOR HAS ARTHUR ANDERSEN PROVIDED A CONSENT TO THE INCLUSION OF ITS REPORT IN THIS FORM S-4.]

[Arthur Andersen Letterhead]

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors
Affinity Group, Inc. and Subsidiaries

        We have audited the accompanying consolidated balance sheets of Affinity Group, Inc. (a Delaware corporation and wholly-owned subsidiary of Affinity Group Holding, Inc.) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholder's deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Affinity Group, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for years then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Los Angeles, California
February 18, 2002

AFFINITY GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND 2003 (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	2002	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,723	$6,108
Accounts receivable, less allowance for doubtful accounts of $1,202 in 2002 and $1,039 in 2003	25,082	25,394
Inventories	31,806	36,839
Prepaid expenses and other assets	9,307	10,588
Deferred tax assets, net	4,373	4,661

Total current assets	72,291	83,590
PROPERTY AND EQUIPMENT, net	22,934	27,214
NOTES FROM AFFILIATES	4,804	4,779
INTANGIBLE ASSETS, net	18,829	24,019
GOODWILL, net	151,210	150,070
DEFERRED TAX ASSETS, net	5,430	5,305
OTHER ASSETS	4,344	2,375

	$279,842	$297,352

LIABILITIES AND STOCKHOLDER'S (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable	$11,048	$12,711
Accrued interest	325	1,349
Accrued income taxes	3,014	2,883
Accrued liabilities	31,276	30,887
Deferred revenues and gains	54,827	57,309
Current portion of long-term debt	8,053	1,478

Total current liabilities	108,543	106,617
DEFERRED REVENUES AND GAINS	39,648	41,101
LONG-TERM DEBT, net of current portion	84,948	138,649
OTHER LONG-TERM LIABILITIES	37,267	38,660

	270,406	325,027

COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDER'S (DEFICIT) EQUITY:
Preferred stock, $.001 par value, 1,000 shares authorized, none issued or outstanding	—	—
Common stock, $.001 par value, 2,000 shares authorized, 2,000 shares issued and outstanding	1	1
Additional paid-in capital	82,164	45,564
Accumulated deficit	(72,729)	(73,240)

Total stockholder's (deficit) equity	9,436	(27,675)

	$279,842	$297,352

See notes to consolidated financial statements.

AFFINITY GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 (IN THOUSANDS)

	2001	2002	2003
REVENUES:
Membership services	$119,958	$124,546	$128,664
Publications	65,150	66,654	71,436
Retail	220,264	239,922	225,306

	405,372	431,122	425,406
COSTS APPLICABLE TO REVENUES:
Membership services	72,944	74,097	79,500
Publications	46,175	45,351	48,392
Retail	148,244	158,265	136,137

	267,363	277,713	264,029
GROSS PROFIT	138,009	153,409	161,377
OPERATING EXPENSES:
Selling, general and administrative	86,050	101,608	104,066
Restructuring charge	—	2,269	1,210
Depreciation and amortization	15,929	9,417	9,883
Loss on sales of real estate	6,047	—	—

	108,026	113,294	115,159

INCOME FROM OPERATIONS	29,983	40,115	46,218
NON-OPERATING ITEMS:
Interest income	174	544	592
Interest expense	(11,497)	(4,865)	(6,071)
Debt extinguishment expense	(71)	—	(1,709)
Other non-operating income (expense), net	(5)	(44)	201

	(11,399)	(4,365)	(6,987)

INCOME FROM OPERATIONS BEFORE INCOME TAXES, AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	18,584	35,750	39,231
INCOME TAX EXPENSE	(9,197)	(13,966)	(14,811)

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	9,387	21,784	24,420
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	—	(1,742)	—

NET INCOME	$9,387	$20,042	$24,420

See notes to consolidated financial statements.

AFFINITY GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	Common Stock
			Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount			Total
BALANCES AT JANUARY 1, 2001	2,000	$1	$102,173	$(82,410)	$19,764
Dividends			(2,702)	(12,598)	(15,300)
Net income			—	9,387	9,387

BALANCES AT DECEMBER 31, 2001	2,000	1	99,471	(85,621)	13,851
Dividends			(18,150)	(7,150)	(25,300)
Contributed capital from parent			843	—	843
Net income			—	20,042	20,042

BALANCES AT DECEMBER 31, 2002	2,000	1	82,164	(72,729)	9,436
Dividends			(36,600)	(24,931)	(61,531)
Net income			—	24,420	24,420

BALANCES AT DECEMBER 31, 2003	2,000	$1	$45,564	$(73,240)	$(27,675)

See notes to consolidated financial statements.

AFFINITY GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002, AND 2003 (IN THOUSANDS)

	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9,387	$20,042	$24,420
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of accounting change	—	1,742	—
Deferred tax (benefit) provision	(2,602)	442	(123)
Depreciation	7,652	6,024	6,379
Amortization	8,277	3,393	3,504
Provision for losses on accounts receivable	1,904	1,319	1,611
Deferred compensation	300	5,700	700
(Gain) loss on sale of property and equipment	6,047	40	(210)
Loss on early extinguishment of debt	71	—	1,709
Changes in operating assets and liabilities (net of purchased businesses):
Accounts receivable	1,853	(5,765)	(1,765)
Inventories	1,709	259	(5,033)
Prepaid expenses and other assets	826	389	(1,060)
Accounts payable	(155)	(6,506)	1,663
Accrued and other liabilities	2,586	4,524	1,120
Deferred revenues and gains	(5,873)	(1,817)	2,404

Net cash provided by operating activities	31,982	29,786	35,319

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(4,454)	(9,867)	(10,810)
Net proceeds from sale of property and equipment	46,822	25	294
Increase in intangible assets	(177)	(81)	(66)
Loans receivable	(37)	68	25
Acquisitions, net of cash received	—	(683)	(3,733)

Net cash (used in) provided by investing activities	42,154	(10,538)	(14,290)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(15,300)	(25,300)	(58,486)
Borrowings on long-term debt	99,630	130,654	181,976
Payment of debt issue cost	(1,871)	(90)	(4,107)
Principal payments of long-term debt	(156,871)	(125,969)	(136,027)

Net cash used in financing activities	(74,412)	(20,705)	(16,644)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(276)	(1,457)	4,385
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,456	3,180	1,723

CASH AND CASH EQUIVALENTS AT END OF YEAR	$3,180	$1,723	$6,108

See notes to consolidated financial statements.

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of Consolidation—The consolidated financial statements include the accounts of Affinity Group, Inc. ("AGI") and its subsidiaries (collectively the Company). AGI is a wholly-owned subsidiary of Affinity Group Holding, Inc. ("AGHI"). AGHI is a wholly-owned subsidiary of AGI Holding Corporation ("AGHC"), a privately-owned corporation. All significant intercompany transactions and balances have been eliminated. Certain balances in the prior year consolidated financial statements were reclassified to conform with the current year presentation.

        Description of the Business—The Company is a membership-based direct marketing company which sells club memberships, products, services, and publications to selected affinity groups primarily in North America. The Company markets club memberships, merchandise and services to RV owners, and camping and golf enthusiasts. The Company also publishes magazines, directories and books.

        Use of Estimates—The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

        Cash and Cash Equivalents—The Company considers all short-term, highly liquid investments purchased with a maturity date of three months or less to be cash equivalents. The carrying amount approximates fair value because of the short maturity of these instruments.

        Concentration of Credit Risk—The Company is potentially subject to concentrations of credit risk in accounts receivable. Concentrations of credit risk with respect to accounts receivable is limited due to the large number of customers and their geographical dispersion.

        Inventories—Inventories are stated at lower of cost or market. Effective July 1, 2002, the Company changed its inventory costing method from Last-in, First-out ("LIFO") to First-in, First-out ("FIFO"). The Company made this change to eliminate the administrative costs of identifying goods and maintaining separate accounting records combined with the two methods being materially the same for several years. This accounting change had no impact on our financial statements for the year ended December 31, 2001 and was also not material to the December 31, 2002 financial statements; as such, retroactive reflection of this change was determined not to be meaningful. The FIFO values approximate the current market cost. Inventories consist of retail travel and leisure specialty merchandise.

        Property and Equipment—Property and equipment are recorded at cost. Depreciation of property and equipment is provided using the straight-line method over the following estimated useful lives of the assets:

Years
Leasehold improvements	3-39
Furniture and equipment	3-12
Software	3-5

        Leasehold improvements are amortized over their useful lives or the remaining term of the respective lease, whichever is shorter.

        Goodwill and Other Intangible Assets—Goodwill arising from acquisitions was amortized on a straight-line basis over a period of 40 years through December 31, 2001. Effective January 1, 2002,

goodwill is no longer amortized but is instead reviewed at least annually for impairment, and more often when impairment indicators are present. The finite-lived intangible assets consisting of membership customer lists, resort and golf course agreements, non-compete and deferred consulting agreements and deferred financing costs have weighted average useful lives of approximately 7 years, 23 years, 15 years and 8 years, respectively.

        Long-term Debt—The fair value of the Company's long-term debt approximates cost. The fair value is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same or similar remaining maturities.

        Revenue Recognition—Merchandise revenue is recognized when products are sold in the retail stores, shipped for mail and Internet orders, or when services are provided to customers. Emergency Road Service ("ERS") revenues are deferred and recognized over the life of the membership. ERS claim expenses are recognized when incurred. Royalty revenue is earned under the terms of an arrangement with a third party credit card provider based on a percentage of the Company's outstanding credit card balances with this third party credit card provider. Membership revenue is generated from annual, multi-year and lifetime memberships. The revenue and expenses associated with these memberships are deferred and amortized over the membership period. For lifetime memberships, an 18-year period is used, which is the actuarially determined estimated fulfillment period. Promotional expenses, consisting primarily of direct mail advertising, are deferred and expensed over the period of expected future benefit, typically three months based on historical actual response rates. Renewal expenses are expensed at the time related materials are mailed. Recognized revenues and profit are subject to revisions as the membership progresses to completion. Revisions to membership period estimates would change the amount of income and expense amortized in future accounting periods. At December 31, 2002 and 2003, $2.1 million of advertising expenses were reported as assets. Advertising expenses for 2001, 2002, and 2003 were $29.9 million, $30.8 million, and $27.3 million, respectively.

        Publications Revenue and Expense—Newsstand sales of publications and related expenses are recorded at the time of delivery, net of estimated provision for returns. Subscription sales of publications are reflected in income over the lives of the subscriptions. The related selling expenses are expensed as incurred. Advertising revenues and related expenses are recorded at the time of delivery. Subscription and newsstand revenues and expenses related to annual publications are deferred until the publications are distributed.

        Vendor Allowances—The Company receives rebates from vendors pursuant to several different types of programs. Vendor consideration is accounted for in accordance with Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor" (EITF 02-16) and as such is characterized as a reduction of the inventory cost and related cost of sales when the inventory is sold.

        Shipping and Handling Fees and Costs—The Company reports shipping and handling costs billed to customers as a component of revenues, and related costs are reported as a component of cost applicable to revenues.

        Major Customers—Included in the Membership Services Segment is revenue in the amount of $15.5 million, $17.8 million and $20.3 million, for the years 2001, 2002 and 2003, respectively, which was received under contracts from one customer of the Company.

        Restructuring Charge—The Company incurred restructuring charges of $2.3 million in 2002 and $1.2 million in 2003. These charges are for severance costs primarily attributable to a management restructuring in the retail segment. Accrued restructuring charges as of December 31, 2002 and 2003 were $0.6 million and $0.1 million, respectively.

        The following is summary of the restructuring accrual activity for the years ended December 31, 2002 and 2003 (in thousands):

	Years ended December 31,
	2002	2003
Opening balance	$—	$560
Additions	2,269	1,210
Charges against reserves	(1,709)	(1,687)

Ending balance	$560	$83

        A summary of the severance activity for the years ended December 31, 2002 and 2003 follows (dollar amounts in thousands):

	Years ended December 31,
	2002		2003
	# of Employees	Amount	# of Employees	Amount
Opening balance	—	$—	10	$560
Planned terminations	56	2,269	19	1,210
Actual terminations	(46)	(1,709)	(28)	(1,687)

Ending balance	10	$560	1	$83

Recent Accounting Pronouncements:

        Consolidation of Variable Interest Entities—In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003.

        In December 2003, the FASB issued FIN No. 46 (revised December 2003), Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R as related to the Company are as follows:

  (i)
  Special purpose entities ("SPEs") and Non-SPE's created prior to January 1, 2004. The Company must apply the provisions of FIN 46-R at the beginning of the first interim or annual reporting period beginning after December 15, 2004.

  (ii)
  All entities, regardless of whether a SPE, that were created subsequent to December 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after December 31, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

        The adoption of the provisions applicable to SPEs and all other variable interests obtained after December 31, 2003 did not have a material impact on the Company's financial statements. The Company is currently evaluating the impact of adopting FIN 46-R applicable to SPE's and Non-SPEs created prior to January 1, 2004.

2.     PROPERTY AND EQUIPMENT

        Property and equipment consisted of the following at December 31 (in thousands):

	2002	2003
Land	$477	$477
Building and improvements	5,569	6,153
Furniture and equipment	31,127	38,109
Software	13,711	15,641
Systems development and construction in progress	5,421	6,285

	56,305	66,665
Less: accumulated depreciation	(33,371)	(39,451)

	$22,934	$27,214

3.     GOODWILL AND OTHER INTANGIBLE ASSETS

        A summary of changes in the carrying amount of goodwill by business segment consisted of the following at December 31 (in thousands):

	Membership Services	Publications	Retail	Consolidated
Balance as of January 1, 2002	$56,030	$48,181	$48,741	$152,952
Impairments	(1,742)	—	—	(1,742)

Balance as of December 31, 2002	54,288	48,181	48,741	151,210
Dispositions	—	—	(1,140)	(1,140)

Balance as of December 31, 2003	$54,288	$48,181	$47,601	$150,070

        Finite lived intangible assets and related accumulated amortization consisted of the following at December 31 (in thousands):

	2002
	Gross	Accumulated Amortization	Net
Membership and customer lists	$4,263	$(1,847)	$2,416
Resort and golf course participation agreements	13,565	(8,882)	4,683
Non-compete and deferred consulting agreements	17,880	(8,413)	9,467
Deferred financing costs	5,569	(3,306)	2,263

	$41,277	$(22,448)	$18,829

	2003
	Gross	Accumulated Amortization	Net
Membership and customer lists	$10,393	$(2,628)	$7,765
Resort and golf course participation agreements	13,555	(9,772)	3,783
Non-compete and deferred consulting agreements	17,980	(9,294)	8,686
Deferred financing costs	4,395	(610)	3,785

	$46,323	$(22,304)	$24,019

        The aggregate future five-year amortization of finite lived intangibles at December 31, 2003 is as follows (in thousands):

2004	$4,444
2005	4,434
2006	4,392
2007	4,241
2008	2,672
Thereafter	3,836

Total	$24,019

        As discussed in Note 1, in January 2002, the Company adopted SFAS No. 142, which requires companies to discontinue amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS No. 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS No. 142 (January 1, 2002) and at least annually thereafter. The Company performed an annual impairment review during the fourth quarter of 2003. Based on this review, the Company determined that no additional impairment charges were required as of December 31, 2003.

        Under SFAS No. 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company's reporting units are generally consistent with the operating segments underlying the reporting segments identified in Note 12- Segment Information. This methodology differs from the Company's previous policy, as permitted under accounting standards existing at that time, of using undiscounted cash flows on an enterprise-wide basis to determine if goodwill is recoverable.

        In accordance with the transition provisions of SFAS No. 142, Goodwill and Other Intangible Assets, the Company recorded a non-cash charge of approximately $1.7 million to reduce the carrying value of its goodwill. The SFAS No. 142 goodwill impairment is associated solely with goodwill of the Golf Card Club, which is included in the Membership Services segment. Such charge is reflected as a cumulative effect of an accounting change in the accompanying consolidated statement of operations. In calculating the impairment charge, the fair value of the impaired reporting units underlying the segments were estimated using either a discounted cash flow methodology or recent comparable transactions.

        In October 2003, the Company distributed Camping World RV Sales, Inc. to AGHC. The $1.2 million distribution was recorded at its net book value which approximates fair market value. This distribution resulted in a $1.1 million reduction of goodwill.

        The 2001 results on a historical basis do not reflect the provisions of SFAS No. 142. Had the Company adopted SFAS No. 142 on January 1, 2001, the historical net income for 2001 would have been changed to the adjusted amount indicated below:

2001
Net income—as reported	$9,387
Add back: Goodwill amortization	5,078

Adjusted net income	$14,465

4.     ACCRUED LIABILITIES

        Accrued liabilities consisted of the following at December 31 (in thousands):

	2002	2003
Compensation and benefits	$7,964	$10,833
Other accruals	23,312	20,054

	$31,276	$30,887

5.     LONG-TERM DEBT

        The following reflects outstanding long-term debt as of December 31 (in thousands):

	2002	2003
AGI Revolving Credit and Term Loan Facility:
Term A	$11,224	$—
Term B	22,850	—
Term B1	—	39,700
Term B2	—	99,250
Revolving credit facility	58,600	—
Other long-term obligations	327	1,177

	93,001	140,127
Less: current portion	(8,053)	(1,478)

	$84,948	$138,649

        On June 24, 2003, the Company entered into an Amended and Restated Credit Agreement and a Senior Secured Floating Rate Note Purchase Agreement ("AGI Credit Facility") providing for term loans ("Term B1" and"Term B2") in the aggregate of $140.0 million and a revolving credit facility of $35.0 million. Proceeds from the restructured AGI Credit Facility were used to refinance the existing senior secured indebtedness, pay dividends of $13.7 million to AGI's ultimate parent, AGI Holding Corp. and $30.0 million to redeem the AGHI 11% Senior Notes due 2007 ("AGHI Senior Notes") at 103.667% of par as of July 24, 2003. The funds available under the AGI Revolving Credit line may be utilized for borrowings or letters of credit; however, a maximum of $12.5 million may be allocated to such letters of credit. Re-borrowings under the Term Loans are not permitted. The interest on borrowings under the new AGI Credit Facility is at variable rates based on the ratio of total cash flow to outstanding indebtedness (as defined). Interest rates float with prime and the London Interbank Offered Rates ("LIBOR"), plus an applicable margin ranging from 1.50% to 4.0% over the stated rates. AGI also pays a commitment fee of 0.5% per annum on the unused amount of the revolving credit line. The AGI Credit Facility is secured by virtually all the assets and a pledge of the stock of AGI. As of the refinancing date, the Company incurred a $1.7 million debt extinguishment charge representing the write-off of unamortized deferred financing cost associated with the prior financing facility.

        As of December 31, 2003, $39.7 million and $99.3 million were outstanding under the Term B1 and B2 loans, respectively. As of December 31, 2003, the average interest rate on the term loans was 5.16%, and permitted borrowings under the undrawn revolving line were $28.4 million. The Company had commercial and standby letters of credit in the aggregate amount of $6.6 million outstanding as of December 31, 2003. The aggregate quarterly scheduled payments on the term loans are $0.35 million. The revolving credit facility matures on June 24, 2008, and the Term B1 and B2 loans mature on June 24, 2009.

        The AGI Credit Facility permits us to refinance the existing AGHI Senior Notes. In the event the indebtedness incurred to refinance the AGHI Senior Notes has a maturity dated prior to December 24, 2008, then the maturity dates of the AGI Credit Facility are adjusted to the date six months prior to the new indebtedness maturity date. The Company was in compliance with all debt covenants at December 31, 2003.

        The aggregate future maturities of long-term debt at December 31, 2003 are as follows (in thousands):

2004	$1,478
2005	1,506
2006	1,535
2007	1,597
2008	1,631
Thereafter	132,380

Total	$140,127

6.     INCOME TAXES

        The components of the Company's income tax expense from operations for the year ended December 31, consisted of (in thousands):

	2001	2002	2003
Current:
Federal	$10,364	$11,880	$13,152
State	1,435	1,644	1,822
Deferred	(2,602)	442	(163)

Income tax expense	$9,197	$13,966	$14,811

        A reconciliation of income tax expense from operations to the federal statutory rate for the year ended December 31 is as follows (in thousands):

	2001	2002	2003
Income taxes computed at federal statutory rate	$6,530	$12,512	$13,731
State income taxes—net of federal benefit	560	1,072	1,177
Permanent difference—
Amortization of goodwill	1,642	—	—
Other	465	382	(97)

Income tax expense	$9,197	$13,966	$14,811

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and operating loss and tax credit carryforwards. Significant items comprising the net deferred tax asset at December 31 are (in thousands):

	2002	2003
Deferred tax liabilities:
Management incentive	$(3,254)	$(3,159)
Accelerated depreciation	—	(843)
Prepaid expenses	(2,817)	(2,822)
Intangible assets	(1,800)	(1,860)
Basis difference on building and land	(12,501)	(12,501)
Other	(223)	(266)

	(20,595)	(21,451)
Deferred tax assets:
Accelerated depreciation	1,008	—
Intangible assets	768	863
Deferred revenues	10,307	11,287
Accrual for employee benefits and severance	2,460	2,135
Accrual for deferred phantom stock compensation	2,877	2,040
Charitable contribution carryforward	2,190	1,623
Claims reserves	2,215	2,184
Reserve for resort cards	1,811	1,661
Deferred compensation	6,255	7,804
Bad debt	509	432
Other reserves	1,242	2,441

	31,642	32,470
Valuation allowance	(1,244)	(1,053)

Net deferred tax asset	$9,803	$9,966

        The company and its subsidiaries are parties to a tax-sharing agreement with the Company's parent; however, taxes are determined on a separate company basis. As part of the tax-sharing agreement, AGHC is compensated for its usable share of separate company federal tax losses. As such, accrued income taxes on the balance sheet are due AGHC. The accrued taxes due AGHI under the tax sharing agreement are reported under other long-term liabilities because they will not be paid within the next twelve months in accordance with the AGI credit facility. Accrued taxes due AGHI as of December 2002 and 2003 were $30.5 million and $36.0 million, respectively. At December 31, 2003, the Company had general charitable contribution carryovers of approximately $4.3 million. The valuation allowance is primarily related to the charitable contribution carryforward. AGI, its parent (AGHC) and its subsidiaries made contributions to charitable organizations of approximately $7.8 million from 1999 to 2001. The Company continues to make charitable contributions on an on-going basis. Utilization of charitable contribution deductions are limited to 10% of corporate taxable income and expire in 5 years. Based on estimates of future taxable income and planned charitable contributions, it was determined that certain charitable contribution carryover deductions would expire before they are utilized. The amount of the valuation allowance is reviewed periodically.

7.     COMMITMENTS, CONTINGENCIES AND SALE-LEASEBACK TRANSACTIONS

        Leases—The Company holds certain property and equipment under rental agreements and operating leases which have varying expiration dates. Future minimum annual fixed rentals under operating leases having an original term of more than one year as of December 31, 2003 are as follows (in thousands):

2004	$11,692
2005	11,438
2006	10,358
2007	9,197
2008	7,351
Thereafter	82,199

Total	$132,235

        During 2001, 2002 and 2003, respectively, approximately $8,428,000, $11,546,000, and $11,829,000 of rent expense was charged to costs and expenses.

        On December 5, 2001, the Company sold eleven real estate properties to eleven separate wholly-owned subsidiaries of AGRP Holding Corp., a wholly-owned subsidiary of the Company's ultimate parent, AGI Holding Corp., for $52.3 million in cash and a note receivable. The properties have been leased back to us on a triple net basis. Both the sales price and lease rates were based on market rates determined by third party independent appraisers engaged by the mortgage lender and approved by the AGI Senior Credit Facility agent bank. These leases have an initial term of 25 to 27 years with two five-year options at the then current market rent. The leases are classified as operating leases in accordance with SFAS No. 13 "Accounting for Leases." Land and buildings with a net book value totaling $45.8 million have been removed from the balance sheet. The transaction resulted in a net gain of $6.1 million consisting of a $12.1 million gain on certain properties and a $6.0 million loss on other properties. In accordance with accounting principles generally accepted in the United States, the $6.0 million loss has been recognized upon the date of sale in the statement of operations and the $12.1 million gain has been deferred and will be credited to income as rent expense adjustments over the lease terms. The average net annual lease payments over the lives of the leases are $3.4 million.

        Litigation—From time to time, The Company is involved in litigation arising in the normal course of business operations.

        In January 1998, certain of the Company's subsidiaries were sued in California state court in connection with the termination of the participation by the plaintiffs in the Camp Coast to Coast reciprocal use program for RV resorts. In October 2000, the trial court entered judgment in favor of the Company's subsidiaries and subsequently awarded them for their legal fees and costs. The plaintiffs have appealed the judgment in favor of the Company's subsidiaries as well as the award of attorney fees. In February, 2003, the plaintiffs' appeals were denied and the judgment in favor of the Company's subsidiaries was affirmed.

        The Insurance Commissioner of the State of California, by order dated April 23, 2002, directed GSS Enterprises, Inc., or GSS, the Company's subsidiary responsible for the operation of the Good Sam Club, to cease and desist from engaging in certain insurance and motor club services without requisite licensing, advising such subsidiary that the Commissioner may impose certain fines if GSS fails to be licensed. The order issued by the Commissioner applied only to operations of GSS within the State of California. Effective January 1, 2004, California Insurance Code Section 12140 was amended and no longer defines motor club services to include certain services. Upon further clarification of the services the Company provides, the cease and desist order was terminated on February 2, 2004 by the Insurance Commissioner.

        Employment Agreements—The Company has employment agreements with certain officers. The agreements include, among other things, one year's severance pay beyond the termination date.

8.     RELATED-PARTY TRANSACTIONS

        The Company's Chairman, Stephen Adams, owns approximately 97.4% of the outstanding shares of stock of the Company's parent, AGHC. Accordingly, Mr. Adams is able to elect the Company's board of directors and to control matters submitted to the vote of the Company's shareholders.

        In conjunction with the sale of real estate properties sold to an affiliate on December 5, 2001, the Company accepted $4.8 million of the purchase price with a ten-year balloon note receivable yielding 11% per annum, with monthly payments of approximately $46,000.

        Certain directors of the Company are partners in partnerships and shareholders of corporations that lease facilities to the Company under long-term leases. For years ended December 31, 2001, 2002 and 2003, payments under these leases were approximately $3.7 million, $7.0 million and $7.0 million, respectively. Future commitments under these leases total approximately $110.1 million. The leases expire at various dates from December 2005 through July 2029, subject to the Company's right to exercise renewal options.

        In March 2002, the Company received a royalty payment of $1.5 million from Holiday RV Superstores, Inc., doing business as Recreation USA, ("Recreation USA"). This non-refundable payment granted Recreation USA a limited non-exclusive license to use the Good Sam trademarks. When the Company entered into the agreement with Recreation USA, the Chairman beneficially owned through entities controlled by him approximately 57% of the then outstanding common stock of Recreation USA after taking into account conversion and exercise of his beneficially owned securities in Recreation USA. The Company was recording the royalty payment into income in a level amount ratably over the three-year term of the license. The agreement with Recreation USA terminated in October 2003 and, as a result, the unamortized balance of the royalty agreement was recognized as revenue in the fourth quarter of 2003.

        On May 15, 2002, Stephen Adams sold his 96.1% shareholder interest in the parent company of National Alliance Insurance Company ("NAIC") to an unrelated third-party insurance company. NAIC is a regulated property and casualty insurance company domiciled in the state of Missouri with active licenses in 39 other states. Its principal book of business is derived by marketing insurance to the Camping World President's Club members. Under the terms of an exclusive marketing agreement entered into December 31, 1998, the Company earns a marketing fee based upon annual premiums received by NAIC from the sale of its insurance products to Camping World's President's Club members. As part of the sale, the expiration date of the agreement was extended to conclude on May 15, 2012. The Company earned $2.5 million in marketing fees in 2001, and $1.3 million in marketing fees from January 1, 2002 through the May 15, 2002 sales date. Subsequent to this May 15, 2002 sale date, the Company earned $1.8 million and $3.7 million in marketing fees for the remainder of 2002 and 2003, respectively.

        The Company has established two Camping World stores alongside or within recreational vehicle dealerships owned through entities controlled by the Company's Chairman, Stephen Adams.

9.     STATEMENTS OF CASH FLOWS

        Supplemental disclosures of cash flow information for December 31 (in thousands):

	2001	2002	2003
Cash paid during the year for:
Interest	$11,897	$4,780	$5,047
Income taxes	9,958	9,285	9,569

        The Company entered into the following non-cash investing and financing transactions:

  2001:

    The Company recorded a $12.1 million deferred gain and provided a $4.8 million seller financing note receivable in conjunction with the sale-leaseback transactions.

  2002:

    The Company assumed $0.2 million of liabilities in the acquisition of publication titles.

  2003:

    The Company declared and made the following non-cash dividend distributions; 1) split-dollar life insurance policies valued at $1.8 million, which approximated the cash surrender value of the policies, and 2) stock of Camping World RV Sales, Inc., totaling $1.2 million representing its then net book value which approximates fair market value.

    The Company assumed $1.6 million of liabilities and issued $1.2 million of purchase debt in the acquisition of the publishing assets of Poole Publications, Inc.

10.   BENEFIT PLAN

        The Company sponsors a deferred savings and profit sharing plan (the "401(k) Plan") qualified under Section 401(a) and 401(k) of the Internal Revenue Codes of 1986, as amended (the "Code"). All employees over age 21 are eligible to join the 401(k) Plan on the first day of each month following their date of employment. Eligible employees may contribute up to 15% of their salary subject to an annual maximum established under the Code. In 2003, the Company elected a Safe Harbor Matching Contribution for the employer match and set the employer match, which vests upon contribution, at an amount equal to 100% of the first 4% of the employee's contribution. Effective June 1, 2003, employees may defer up to 60% of their eligible compensation up to IRS limits. The Company's contributions to the plan totaled approximately $1,431,000, $1,372,000, and $1,339,000 for 2001, 2002, and 2003, respectively.

11.   DEFERRED PHANTOM STOCK COMPENSATION

        The Company has deferred compensation agreements with certain officers. The agreements award phantom stock incentives at various interest levels and over varying vesting periods. Vesting periods range from 20% per year over a five-year period to immediate vesting upon entering an agreement. The value of the phantom stock interest is based on the increase in the Company's value over the base value at the award date. In accordance with the formula set forth in the agreements, which formula approximates a multiple of operating profits and is intended to approximate the Company's fair market value, earned incentives are paid in three annual installments following the earlier of (a) termination of employment, (b) sale of the Company's business, or (c) five years after the initial grant of the phantom stock interest. Deferred compensation expense for vested awards is calculated and recognized by the Company on a quarterly basis based on the increase in the calculated value. Deferred compensation is included in other long-term liabilities. Deferred compensation to be paid in 2004 has been classified in current liabilities. The Company incurred deferred compensation expense of $0.3 million, $5.7 million, and $0.7 million, respectively for 2001, 2002 and 2003.

12.   SEGMENT INFORMATION

        The Company's three principal lines of business are Membership Services, Publications, and Retail. The Membership Services segment operates the Good Sam Club, Coast to Coast Club, and Camping

World's President's Club for RV owners, campers and outdoor vacationers, and the Golf Card Club for golf enthusiasts. The Publications segment publishes a variety of publications for selected markets in the recreation and leisure industry, including general circulation periodicals, club magazines, directories and RV industry trade magazines. The Retail segment sells specialty retail merchandise and services for RV owners primarily through retail supercenters and mail order catalogs. The Company evaluates performance based on profit or loss from operations before income taxes.

        The reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology, management expertise and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of acquisition was retained.

        The Company does not allocate income taxes or unusual items to segments. Financial information by reportable business segment is summarized as follows (in thousands):

	Membership Services	Publications	Retail	Consolidated
YEAR ENDED DECEMBER 31, 2001
Revenues from external customers	$119,958	$65,150	$220,264	$405,372
Gain/(loss) on sale of property and equipment	6	—	(1,979)	(1,973)
Interest income	3,278	—	13	3,291
Interest expense	—	2,170	12,300	14,470
Depreciation and amortization	4,747	1,241	6,223	12,211
Segment profit (loss)	37,717	13,505	(6,201)	45,021
Segment assets	123,283	72,526	109,128	304,937
Expenditures for segment assets	1,534	78	2,498	4,110
YEAR ENDED DECEMBER 31, 2002
Revenues from external customers	$124,546	$66,654	$239,922	$431,122
Loss on sale of property and equipment	—	—	(40)	(40)
Interest income	2,631	—	3	2,634
Interest expense	—	1,641	8,438	10,079
Depreciation and amortization	2,635	261	4,590	7,486
Segment profit (loss)	42,274	17,079	(571)	58,782
Segment assets	132,766	71,434	110,459	314,659
Expenditures for segment assets	2,184	1,235	6,251	9,670
YEAR ENDED DECEMBER 31, 2003
Revenues from external customers	$128,664	$71,436	$225,306	$425,406
Gain on sale of property and equipment	—	—	185	185
Interest income	2,640	—	3	2,643
Interest expense	—	1,138	9,642	10,780
Depreciation and amortization	3,365	725	4,404	8,494
Segment profit (loss)	41,407	18,968	(1,158)	59,217
Segment assets	145,233	77,101	118,450	340,784
Expenditures for segment assets	2,003	979	7,567	10,549

        The following is a summary of the reconciliations of reportable segments to the consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 (in thousands):

	2001	2002	2003
Gain/ (Loss) on Sale of Property and Equipment
Total gain/(loss) on sale for reportable segments	$(1,973)	$(40)	$185
Other non-allocated gain/(loss)	(4,074)	—	25

Total gain/(loss) on sale of property and equipment	$(6,047)	$(40)	$210

Interest Income
Total interest income for reportable segments	$3,291	$2,634	$2,643
Elimination of intersegment interest income	(3,266)	(2,627)	(2,638)
Other non-allocated interest income	149	537	587

Total interest income	$174	$544	$592

Interest Expense
Total interest expense for reportable segments	$14,470	$10,079	$10,780
Elimination of intersegment interest expense	(14,469)	(10,079)	(10,764)
Other non-allocated interest expense	11,496	4,865	6,055

Total interest expense	$11,497	$4,865	$6,071

Depreciation and Amortization
Total depreciation and amortization for reportable segment	$12,211	$7,486	$8,494
Unallocated depreciation and amortization expense	3,718	1,931	1,389

Total consolidated depreciation and amortization	$15,929	$9,417	$9,883

Income From Continuing Operations Before Income Taxes, Extraordinary Item and Cumulative Effect of Accounting Change
Total profit for reportable segments	$45,021	$58,782	$59,217
Unallocated depreciation and amortization expense	(3,718)	(1,931)	(1,389)
Unallocated G & A expense	(18,430)	(24,225)	(19,571)
Unallocated interest expense, net	(11,347)	(4,328)	(5,468)
Unallocated loss on sale of property and equipment	(4,074)	—	25
Unallocated debt restructure expense	(71)	—	(1,709)
Elimination of intersegment interest expense, net	11,203	7,452	8,126

Income From Continuing Operations Before Income Taxes and Extraordinary Item	$18,584	$35,750	$39,231

Assets
Total assets for reportable segments	$304,937	$314,659	$340,784
Capitalized finance costs not allocated to segments	4,544	3,594	5,135
Corporate unallocated assets	18,297	18,662	16,866
Elimination of intersegment receivable	(50,315)	(57,073)	(65,433)

Consolidated total	$277,463	$279,842	$297,352

Capital Expenditures
Total expenditures for assets for reportable segments	$4,110	$9,670	$10,549
Other asset expenditures	344	197	261

Total capital expenditures	$4,454	$9,867	$10,810

13.   SELECTED QUARTERLY INFORMATION (UNAUDITED)

        The following is a summary of selected quarterly information for the years ended December 31, 2001, 2002 and 2003 (in thousands):

	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Total revenue	$92,999	$111,176	$103,602	$97,595
Gross profit	32,864	36,963	33,864	34,318
Net income (loss)	2,142	3,895	3,430	(80)
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Total revenue	$96,860	$121,752	$112,302	$100,208
Gross profit	34,329	41,788	38,984	38,308
Income before cumulative effect of accounting change	6,620	5,195	4,430	5,539
Net income	4,878	5,195	4,430	5,539
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Total revenue	$92,479	$115,658	$110,099	$107,170
Gross profit	36,303	44,661	39,940	40,473
Net income	5,351	7,795	4,016	7,258

14.   VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions		Balance at End of Period
	(in thousands)
Description:
Year ended December 31, 2001:
Allowance for doubtful accounts receivable	$1,642	$1,904	$1,959	(a)	$1,587
Year ended December 31, 2002:
Allowance for doubtful accounts receivable	1,587	1,319	1,704	(a)	1,202
Year ended December 31, 2003:
Allowance for doubtful accounts receivable	1,202	1,611	1,774	(a)	1,039

(a)
Accounts determined to be uncollectable and charged against allowance account, net of collection on accounts previously charged against allowance account.

15.   SUBSEQUENT EVENT (unaudited)

        On February 18, 2004, the Company issued $200.0 million of 9% Senior Subordinated Notes ("Notes") due 2012. The proceeds of the issuance of the Notes were used to fund the tender offer and defease the remaining $100.0 million outstanding principal amount of the AGHI Notes, repay $25.0 million of the AGI Credit Facility, pay a $60.0 million dividend distribution and pay $7.1 million in transaction fees and expenses in connection with the offering of the AGHI notes. Following the tender offer, the remaining $14.3 million principal amount of AGHI notes were redeemed. AGHI was merged into the Company on April 27, 2004.

16.   NOTES OFFERING AND GUARANTOR FINANCIAL INFORMATION

        In February 2004, the Company issued the Notes described in Note 15. Interest is payable on the Notes twice a year on each February 15 and August 15, beginning August 15, 2004. The Company's present and future restricted subsidiaries have guaranteed the Notes, jointly and severally, with full and unconditional guarantees of payment that rank junior in right of payment to their existing and future senior debt, but rank equal in right of payment to their existing and future senior subordinated debt.

        All of the Company's wholly-owned subsidiaries, jointly and severally, have fully and unconditionally guaranteed the indebtedness under the Notes. Full financial statements of the Guarantors have not been included because, pursuant to their respective guarantees, the Guarantors are jointly and severally liable with respect to the Notes.

        The following are summarized statements setting forth certain financial information concerning the Guarantor Subsidiaries for the year ended December 31, 2001 (in thousands).

	AGI	GUARANTORS	ELIMINATIONS	AGI CONSOLIDATED
Revenue	$6,118	$399,254	$—	$405,372
Costs applicable to revenues	(10,503)	(256,860)	—	(267,363)
Operating expenses	(22,810)	(85,216)	—	(108,026)
Interest income (expense), net	17	(11,340)	—	(11,323)
Other non operating income (expenses)	4,767	(4,843)	—	(76)
Income tax benefit (expense)	7,482	(16,679)	—	(9,197)

Net income (loss)	$(14,929)	$24,316	$—	$9,387

Cash flows from operations	$4,666	$27,316	$—	$31,982
Cash flows (used in) provided by investing activities	(21,725)	63,879	—	42,154
Cash flows (used in) provided by financing activities	16,037	(90,449)	—	(74,412)
Cash at beginning of year	1,155	2,301	—	3,456

Cash at end of year	$133	$3,047	$—	$3,180

        The following are summarized statements setting forth certain financial information concerning the Guarantor Subsidiaries as of and for the year ended December 31, 2002 (in thousands).

	AGI	GUARANTORS	ELIMINATIONS	AGI CONSOLIDATED
Cash & cash equivalents	$120	$1,603	$—	$1,723
Accounts receivable (net of allowance for doubtful accounts)	237	81,918	(57,073)	25,082
Inventories	—	31,806	—	31,806
Other current assets	4,121	9,559	—	13,680

Total current assets	4,478	124,886	(57,073)	72,291
Property and equipment, net	6,664	16,270	—	22,934
Intangible assets	2,372	16,457	—	18,829
Goodwill	67,584	83,626	—	151,210
Investment in subsidiaries	353,161	—	(353,161)	—
Other assets	15,408	(830)	—	14,578

Total assets	$449,667	$240,409	$(410,234)	$279,842

Accounts payable	$426	$10,622	$—	$11,048
Accrued and other liabilities	11,307	23,308	—	34,615
Current portion of long-term debt	64,816	310	(57,073)	8,053
Current portion of deferred revenue	1,964	52,863	—	54,827

Total current liabilities	78,513	87,103	(57,073)	108,543
Deferred revenue	3,155	36,493	—	39,648
Long-term debt	84,931	17	—	84,948
Other long-term liabilities	273,632	(236,365)	—	37,267

Total liabilities	440,231	(112,752)	(57,073)	270,406
Interdivisional equity	—	353,161	(353,161)	—
Stockholders' equity (deficit)	9,436	—	—	9,436

Total liabilities & stockholders' equity	$449,667	$240,409	$(410,234)	$279,842

Revenue	$6,539	$424,583	$—	$431,122
Costs applicable to revenues	(10,372)	(267,341)	—	(277,713)
Operating expenses	(24,988)	(88,306)	—	(113,294)
Interest income (expense), net	3,124	(7,445)	—	(4,321)
Other non operating income (expenses)	4,920	(4,964)	—	(44)
Income tax benefit (expense)	7,928	(21,894)	—	(13,966)
Cumulative affect of accounting change	—	(1,742)	—	(1,742)

Net income (loss)	$(12,849)	$32,891	$—	$20,042

Cash flows from operations	$(2,757)	$32,543	$—	$29,786
Cash flows (used in) provided by investing activities	(2,560)	(7,978)	—	(10,538)
Cash flows (used in) provided by financing activities	5,304	(26,009)	—	(20,705)
Cash at beginning of year	133	3,047	—	3,180

Cash at end of year	$120	$1,603	$—	$1,723

        The following are summarized statements setting forth certain financial information concerning the Guarantor Subsidiaries as of and for the year ended December 31, 2003 (in thousands).

	AGI	GUARANTORS	ELIMINATIONS	AGI CONSOLIDATED
Cash & cash equivalents	$4,842	$1,266	$—	$6,108
Accounts receivable (net of allowance for doubtful accounts)	351	90,476	(65,433)	25,394
Inventories	67	36,772	—	36,839
Other current assets	4,057	11,192	—	15,249

Total current assets	9,317	139,706	(65,433)	83,590
Property and equipment, net	6,894	20,320	—	27,214
Intangible assets	3,878	20,141	—	24,019
Goodwill	67,584	82,486	—	150,070
Investment in subsidiaries	411,822	—	(411,822)	—
Other assets	10,449	2,010	—	12,459

Total assets	$509,944	$264,663	$(477,255)	$297,352

Accounts payable	$411	$12,300	$—	$12,711
Accrued and other liabilities	13,903	21,216	—	35,119
Current portion of long-term debt	66,833	78	(65,433)	1,478
Current portion of deferred revenue	3,585	53,724	—	57,309

Total current liabilities	84,732	87,318	(65,433)	106,617
Deferred revenue	3,110	37,991	—	41,101
Long-term debt	137,550	1,099	—	138,649
Other long-term liabilities	312,227	(273,567)	—	38,660

Total liabilities	537,619	(147,159)	(65,433)	325,027
Interdivisional equity	—	411,822	(411,822)	—
Stockholders' equity (deficit)	(27,675)	—	—	(27,675)

Total liabilities & stockholders' equity	$509,944	$264,663	$(477,255)	$297,352

Revenue	$7,276	$418,130	$—	$425,406
Costs applicable to revenues	(12,885)	(251,144)	—	(264,029)
Operating expenses	(20,741)	(94,418)	—	(115,159)
Interest income (expense), net	2,658	(8,137)	—	(5,479)
Other non operating income (expenses)	4,704	(6,212)	—	(1,508)
Income tax benefit (expense)	3,277	(18,088)	—	(14,811)
Cumulative affect of accounting change	—	—	—	—

Net income (loss)	$(15,711)	$40,131	$—	$24,420

Cash flows from operations	$(3,096)	$38,415	$—	$35,319
Cash flows (used in) provided by investing activities	(3,614)	(10,676)	—	(14,290)
Cash flows (used in) provided by financing activities	11,432	(28,076)		(16,644)
Cash at beginning of year	120	1,603	—	1,723

Cash at end of year	$4,842	$1,266	$—	$6,108

AFFINITY GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003 AND MARCH 31, 2004 (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	2003	2004
	(audited)	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,108	$15,425
Accounts receivable, less allowance for doubtful accounts of $1,133 in 2003 and $1,039 in 2004	25,394	23,932
Inventories	36,839	45,719
Prepaid expenses and other assets	10,588	12,959
Deferred tax assets, net	4,661	4,661

Total current assets	83,590	102,696
PROPERTY AND EQUIPMENT, net	27,214	28,044
NOTES FROM AFFILIATES	4,779	4,773
INTANGIBLE ASSETS, net	24,019	29,370
GOODWILL, net	150,070	150,070
DEFERRED TAX ASSETS, net	5,305	5,897
OTHER ASSETS	2,375	2,334

Total assets	$297,352	$323,184

LIABILITIES AND STOCKHOLDER'S DEFICIT
CURRENT LIABILITIES:
Accounts payable	$12,711	$21,864
Accrued interest	1,349	2,255
Accrued income taxes	2,883	1,927
Accrued liabilities	30,887	34,296
Deferred revenues and gains	57,309	57,845
Current portion of long-term debt	1,478	1,478

Total current liabilities	106,617	119,665
DEFERRED REVENUES AND GAINS	41,101	41,453
LONG-TERM DEBT, net of current portion	138,649	313,299
OTHER LONG-TERM LIABILITIES	38,660	40,848

	325,027	515,265

COMMITMENTS AND CONTINGENCIES
STOCKHOLDER'S DEFICIT:
Preferred stock, $.001 par value, 1,000 shares authorized, none issued or outstanding	—	—
Common stock, $.001 par value, 2,000 shares authorized, 2,000 shares issued and outstanding	1	1
Additional paid-in capital	45,564	—
Accumulated deficit	(73,240)	(192,082)

Total stockholder's deficit	(27,675)	(192,081)

Total liabilities and stockholder's deficit	$297,352	$323,184

See notes to consolidated financial statements.

AFFINITY GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(IN THOUSANDS)

(UNAUDITED)

	THREE MONTHS ENDED
	March 31, 2003	March 31, 2004
REVENUES:
Membership services	$29,801	$31,519
Publications	15,130	17,229
Retail	47,548	52,534

	92,479	101,282
COSTS APPLICABLE TO REVENUES:
Membership services	17,322	20,724
Publications	10,404	12,002
Retail	28,450	30,810

	56,176	63,536
GROSS PROFIT	36,303	37,746
OPERATING EXPENSES:
Selling, general and administrative	24,258	25,185
Depreciation and amortization	2,482	2,983

	26,740	28,168

INCOME FROM OPERATIONS	9,563	9,578
NON-OPERATING ITEMS:
Interest income	132	142
Interest expense	(1,089)	(3,799)
Debt extinguishment expense	—	(522)
Other non-operating items, net	67	47

	(890)	(4,132)

INCOME FROM OPERATIONS BEFORE INCOME TAXES	8,673	5,446
INCOME TAX EXPENSE	(3,322)	(2,096)

NET INCOME	$5,351	$3,350

See notes to consolidated financial statements.

AFFINITY GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

(UNAUDITED)

	THREE MONTHS ENDED
	March 31, 2003	March 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,351	$3,350
Adjustments to reconcile net income to net cash provided by operating activities:
Debt extinguishment expense	—	522
Deferred tax benefit	(173)	(592)
Depreciation	1,500	1,747
Amortization	982	1,236
Provision for losses on accounts receivable	372	533
Deferred compensation	500	—
Gain on sale of property and equipment	(19)	(1)
Changes in operating assets and liabilities:
Accounts receivable	1,231	929
Inventories	(5,344)	(8,880)
Prepaid expenses and other assets	(2,130)	(2,330)
Accounts payable	4,539	9,153
Accrued and other liabilities	(211)	5,547
Deferred revenues and gains	4,496	888

Net cash provided by operating activities	11,094	12,102

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(1,872)	(2,577)
Net proceeds from sale of property and equipment	25	1
Increase in intangible assets	(9)	(10)
Loans receivable	6	6

Net cash used in investing activities	(1,850)	(2,580)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	—	(167,756)
Borrowings on long-term debt	22,350	200,000
Payment of debt issue costs	(4)	(7,099)
Principal payments of long-term debt	(30,264)	(25,350)

Net cash used in financing activities	(7,918)	(205)

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,326	9,317
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,723	6,108

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,049	$15,425

See notes to consolidated financial statements.

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(1)   BASIS OF PRESENTATION

        Principles of Consolidation—The consolidated financial statements include the accounts of Affinity Group, Inc. ("AGI") and its subsidiaries (collectively the "Company"), without audit, in accordance with accounting principles generally accepted in the United States, and pursuant to the rules and regulations of the Securities and Exchange Commission. AGI is a wholly-owned subsidiary of Affinity Group Holding, Inc. ("AGHI"). AGHI is a wholly-owned subsidiary of AGI Holding Corporation ("AGHC"), a privately-owned corporation. On April 27, 2004, AGHI merged into the Company, with the Company being the surviving entity after the merger. The merger will be accounted for as a combination of entities under common control using historical cost. These interim consolidated financial statements should be read in conjunction with our consolidated financial statements and notes for the year ended December 31, 2003. Certain balances in the prior year consolidated financial statements were reclassified to conform to the current year presentation. In the opinion of management of the Company, these consolidated financial statements contain all adjustments of a normal recurring nature necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented.

(2)   DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

        The Company's three principal lines of business are Membership Services, Publications, and Retail. The Membership Services segment operates the Good Sam Club, Coast to Coast Club, and Camping World's President's Club for RV owners, campers and outdoor vacationers, and the Golf Card Club for golf enthusiasts. The Publications segment publishes a variety of publications for selected markets in the recreation and leisure industry, including general circulation periodicals, club magazines, directories and RV industry trade magazines. The Retail segment sells specialty retail merchandise and services for RV owners primarily through retail supercenters and mail order catalogs. The Company evaluates performance based on profit or loss from operations before income taxes.

        The reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology, management expertise and marketing strategies.

        The Company does not allocate income taxes or unusual items to segments. Financial information by reportable business segment is summarized as follows (in thousands):

	Membership Services	Publications	Retail	Consolidated
QUARTER ENDED MARCH 31, 2003
Revenues from external customers	$29,801	$15,130	$47,548	$92,479
Segment operating profit	10,722	3,747	(1,404)	13,065
QUARTER ENDED MARCH 31, 2004
Revenues from external customers	$31,519	$17,229	$52,534	$101,282
Segment operating profit	8,709	3,915	(870)	11,754

        The following is a reconciliation of profit from reportable segments to the Company's consolidated financial statements for the three months ended March 31 (in thousands):

	2003	2004
Total profit for reportable segments	$13,065	$11,754
Unallocated depreciation and amortization expense	(430)	(427)
Unallocated G & A expense	(5,101)	(3,992)
Unallocated interest expense, net	(957)	(3,647)
Unallocated loss on sale of property and equipment	25	—
Unallocated debt restructure expense	—	(522)
Elimination of intersegment interest expense, net	2,071	2,280

Income From Continuing Operations Before Income Taxes	$8,673	$5,446

        The following is a reconciliation of assets of reportable segments to the Company's consolidated financial statements as of December 31, 2003 and March 31, 2004 (in thousands):

	2003	2004
Membership services segment	$145,233	$154,280
Publications segment	77,101	76,719
Retail segment	118,450	129,260

Total assets for reportable segments	340,784	360,259
Capitalized finance costs not allocated to segments	5,135	11,442
Corporate unallocated assets	16,866	17,508
Elimination of intersegment receivable	(65,433)	(66,025)

Consolidated total	$297,352	$323,184

(3)   STATEMENTS OF CASH FLOWS

        Supplemental disclosures of cash flow information the three months ended March 31 (in thousands):

	2003	2004
Cash paid during the period for:
Interest	$1,329	$847
Income taxes	1,262	1,657

(4)   GOODWILL AND INTANGIBLE ASSETS

        In January 2002, Affinity Group, Inc. adopted SFAS No. 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS No. 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS No. 142 (January 1, 2002) and annually thereafter. The Company performs its annual impairment review during the fourth quarter. No changes were made in the carrying amount of the Company's goodwill during the first three months of 2003 or 2004.

        The following is a summary of the Company's goodwill by business segment, for the three months ended March 31, 2003 and 2004 (in thousands):

	Membership Services	Publications	Retail	Consolidated
Balance as of March 31, 2003	$54,288	$48,181	$48,741	$151,210
Balance as of March 31, 2004	54,288	48,181	47,601	150,070

        Finite lived intangible assets, related accumulated amortization and weighted average useful life consisted of the following at March 31, 2004 (in thousands, except as noted):

	Weighted Average Useful Life (in years)	Gross	Accumulated Amortization	Net
Membership and customer lists	7	$10,393	$(3,064)	$7,329
Resort and golf course participation agreements	23	13,562	(10,010)	3,552
Non-compete and deferred consulting agreements	15	17,980	(9,579)	8,401
Deferred financing costs	8	10,908	(820)	10,088

		$52,843	$(23,473)	$29,370

(5)   RECENT EVENTS

        On February 18, 2004, the Company issued $200.0 million of 9% Senior Subordinated Notes ("Notes") due 2012. Interest is payable on the Notes twice a year on each February 15 and August 15, beginning August 15, 2004, and the Notes mature on February 15, 2012. The proceeds of the issuance of the Notes were used to fund $85.7 million for the tender offer and defease the remaining $14.3 million related to the $100.0 million of 11% senior notes due 2007 issued by AGHI ("AGHI Notes"). The Company used the remaining proceeds from the issuance of the Notes to repay $25.0 million of the AGI Credit Facility, pay a $60.0 million dividend distribution and pay $7.1 million in transaction fees and expenses in connection with the AGHI Notes.

        On April 1, 2004, the defeased $14.3 million principal amount of the AGHI Notes not purchased in the tender offer was redeemed. On April 27, 2004, AGHI merged with the Company and the Company is the surviving entity in the merger.

(6)   RESTRUCTURING CHARGES

        During 2003, we recorded reserves in connection with the restructuring program primarily within our retail segment. These reserves include estimates pertaining to employee severance costs. Although we do not anticipate significant changes, the actual costs may differ from these estimates.

        The following table reflects a summary of the severance activity for the three months ended March 31, 2003 and 2004 (dollars in thousands).

	Three months ended March 31,
	2003		2004
	# of Employees	Amount	# of Employees	Amount
Opening balance	10	$560	1	$83
Actual terminations	(8)	(446)	—	—

Ending balance	2	$114	1	$83

(7)   NOTES OFFERING AND GUARANTOR FINANCIAL INFORMATION

        In February 2004, the Company issued the Notes described in Note 6 above. The Company's present and future restricted subsidiaries, jointly and severally, have guaranteed the Notes with full and unconditional guarantees of payment that rank junior in right of payment to their existing and future senior debt, but rank equal in right of payment to their existing and future senior subordinated debt.

        All of the Company's subsidiaries, jointly and severally, have fully and unconditionally guaranteed the indebtedness under the Notes. All of these subsidiaries are owned directly or indirectly 100% by the Company. Full financial statements of the Guarantors have not been included because, pursuant to their respective guarantees, the Guarantors are jointly and severally liable with respect to the Notes.

        The following are summarized statements setting forth certain financial information concerning the Guarantor Subsidiaries as of December 31, 2003 (in thousands).

	AS OF DECEMBER 31, 2003
	AGI	GUARANTORS	ELIMINATIONS	AGI CONSOLIDATED
Cash & cash equivalents	$4,842	$1,266	$—	$6,108
Accounts receivable (net of allowance for doubtful accounts)	351	90,476	(65,433)	25,394
Inventories	67	36,772	—	36,839
Other current assets	4,057	11,192	—	15,249

Total current assets	9,317	139,706	(65,433)	83,590
Property and equipment, net	6,894	20,320	—	27,214
Intangible assets	3,878	20,141	—	24,019
Goodwill	67,584	82,486	—	150,070
Investment in subsidiaries	411,822	—	(411,822)	—
Other assets	10,449	2,010	—	12,459

Total assets	$509,944	$264,663	$(477,255)	$297,352

Accounts payable	$411	$12,300	$—	$12,711
Accrued and other liabilities	13,903	21,216	—	35,119
Current portion of long-term debt	66,833	78	(65,433)	1,478
Current portion of deferred revenue	3,585	53,724	—	57,309

Total current liabilities	84,732	87,318	(65,433)	106,617
Deferred revenue	3,110	37,991	—	41,101
Long-term debt	137,550	1,099	—	138,649
Other long-term liabilities	312,227	(273,567)	—	38,660

Total liabilities	537,619	(147,159)	(65,433)	325,027
Interdivisional equity	—	411,822	(411,822)	—
Stockholders' equity (deficit)	(27,675)	—	—	(27,675)

Total liabilities & stockholders' equity	$509,944	$264,663	$(477,255)	$297,352

        The following are summarized statements setting forth certain financial information concerning the Guarantor Subsidiaries for the three months ended March 31, 2003 (in thousands).

	THREE MONTHS ENDED MARCH 31, 2003
	AGI	GUARANTORS	ELIMINATIONS	AGI CONSOLIDATED
Revenue	$1,242	$91,237	$—	$92,479
Costs applicable to revenues	(2,689)	(53,487)	—	(56,176)
Operating expenses	(5,253)	(21,487)	—	(26,740)
Interest income (expense), net	1,114	(2,071)	—	(957)
Other non operating income (expenses)	1,353	(1,286)	—	67
Income tax benefit (expense)	1,609	(4,931)	—	(3,322)

Net income (loss)	$(2,624)	$7,975	$—	$5,351

Cash flows from operations	$3,756	$7,338	$—	$11,094
Cash flows (used in) provided by investing activities	(645)	(1,205)	—	(1,850)
Cash flows (used in) provided by financing activities	(3,229)	(4,689)	—	(7,918)
Cash at beginning of year	120	1,603	—	1,723

Cash at end of quarter	$2	$3,047	$—	$3,049

        The following are summarized statements setting forth certain financial information concerning the Guarantor Subsidiaries as of and for the three months ended March 31, 2004 (in thousands).

	AS OF MARCH 31, 2004
	AGI	GUARANTORS	ELIMINATIONS	AGI CONSOLIDATED
Cash & cash equivalents	$14,217	$1,208	$—	$15,425
Accounts receivable (net of allowance for doubtful accounts)	232	89,725	(66,025)	23,932
Inventories	37	45,682	—	45,719
Other current assets	3,795	13,825	—	17,620

Total current assets	18,281	150,440	(66,025)	102,696
Property and equipment, net	6,175	21,869	—	28,044
Intangible assets	10,177	19,193	—	29,370
Goodwill	67,584	82,486		150,070
Investment in subsidiaries	424,477	—	(424,477)	—
Other assets	10,559	2,445	—	13,004

Total assets	$537,253	$276,433	$(490,502)	$323,184

Accounts payable	$100	$21,764	$—	$21,864
Accrued and other liabilities	13,683	24,795	—	38,478
Current portion of long-term debt	67,425	78	(66,025)	1,478
Current portion of deferred revenue	1,796	56,049	—	57,845

Total current liabilities	83,004	102,686	(66,025)	119,665
Deferred revenue	3,001	38,452	—	41,453
Long-term debt	312,200	1,099	—	313,299
Other long-term liabilities	331,129	(290,281)	—	40,848

Total liabilities	729,334	(148,044)	(66,025)	515,265
Interdivisional equity	—	424,477	(424,477)	—
Stockholders' equity (deficit)	(192,081)	—	—	(192,081)

Total liabilities & stockholders' equity	$537,253	$276,433	$(490,502)	$323,184

	THREE MONTHS ENDED MARCH 31, 2004
	AGI	GUARANTORS	ELIMINATIONS	AGI CONSOLIDATED
Revenue	$996	$100,286	$—	$101,282
Costs applicable to revenues	(3,037)	(60,499)	—	(63,536)
Operating expenses	(4,252)	(23,916)	—	(28,168)
Interest income (expense), net	(1,367)	(2,290)	—	(3,657)
Other non operating income (expenses)	1,432	(1,907)	—	(475)
Income tax benefit (expense)	2,366	(4,462)	—	(2,096)

Net income (loss)	$(3,862)	$7,212	$—	$3,350

Cash flows from operations	$(65)	$12,167	$—	$12,102
Cash flows (used in) provided by investing activities	87	(2,667)	—	(2,580)
Cash flows (used in) provided by financing activities	9,353	(9,558)	—	(205)
Cash at beginning of year	4,842	1,266	—	6,108

Cash at end of quarter	$14,217	$1,208	$—	$15,425

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        On June 26, 2002, the Board of Directors of Affinity Group, Inc. appointed Ernst & Young LLP as the Company's independent public accountants, replacing Arthur Andersen LLP. The Company dismissed Arthur Andersen LLP on the same date.

        The audit reports of Arthur Andersen LLP on the consolidated financial statements of the Company as of and for the year ended December 31, 2001 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

        During the Company's fiscal years ended December 31, 2001 and December 31, 2002, there were no disagreements between us and Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Arthur Andersen LLP's satisfaction, would have caused Arthur Andersen LLP to make reference to the subject matter of the disagreement in connection with its reports.

        None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred within the two most recent fiscal years of the Company and the subsequent interim period to the date hereof.

        The Company provided Arthur Andersen LLP with a copy of the foregoing disclosures. AGHI filed a copy of Arthur Andersen LLP's letter, dated April 8, 2002, stating its agreement with such statements as an exhibit to the AGHI's Current Report on Form 8-K, filed on June 27, 2002, and incorporate it herein by reference.

        During the year ended December 31, 2001 and through June 26, 2002, the Company did not consult with Ernst & Young LLP regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

        We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations.

        This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who can not legally be offered the securities. The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the date on the cover of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct—nor do we imply those things by delivering this prospectus or selling securities to you.

TABLE OF CONTENTS

Forward Looking Statement	1
Prospectus Summary	2
Risk Factors	17
The Exchange Offer	24
Use of Proceeds	35
Capitalization	36
Unaudited Pro Forma Consolidated Financial Data	37
Selected Historical Financial and Other Data	43
Management's Discussion and Analysis of Financial Condition and Results of Operations	44
Business	59
Management	78
Security Ownership of Certain Beneficial Owners	85
Certain Relationships and Related Transactions	85
Description of Other Indebtedness	87
Description of the Notes	88
Book Entry; Delivery and Forms	129
Plan of Distribution	131
Certain Income Tax Considerations	132
Legal Matters	135
Experts	135
Available Information	136
Index to Consolidated Financial Statement	F-1

In addition to the obligation of dealers to deliver a prospectus when selling exchange notes received in exchange for old notes held for their own accounts (see "Plan of Distribution"), until            , 2004 (90 days after the date of this prospectus) all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

$200,000,000

Affinity Group, Inc.

9% Senior Subordinated Notes due 2012

PROSPECTUS

CIBC WORLD MARKETS

                        , 2004

Part II
Information Not Required in Prospectus

Item 20. Indemnification of Directors and Officers

        Affinity Group, Inc. (AGI) is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law as to indemnification by AGI of its officers and directors. The general effect of such law is to empower a corporation to indemnify any of its officers and directors against certain expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person to be indemnified in connection with certain actions, suits or proceedings (threatened, pending or completed) if the person to be indemnified acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        The directors and officers of AGI are covered by insurance policies indemnifying them against certain liabilities arising under the Securities Act which might be incurred by them in such capacities.

Item 21. Exhibits and Financial Statement Schedules

Item	Regulation S-K Exhibit Table Reference
Certificate of Incorporation of Affinity Group, Inc.*	3.1
Bylaws of Affinity Group, Inc.*	3.2
Certificate of Ownership and Merger*	3.3
Amended and Restated Credit Agreement dated as of June 24, 2003 among Affinity Group, Inc., the guarantors party thereto, the lenders party thereto, Canadian Imperial Bank of Commerce, as syndication agent, Fleet National Bank, as administrative agent, and General Electric Capital Corporation, as documentation agent*	4.1
Senior Secured Floating Rate Note Purchase Agreement dated as of June 24, 2003 among Affinity Group, Inc., the guarantors party thereto, the noteholders party thereto, Canadian Imperial Bank of Commerce, as syndication agent, Fleet National Bank, as administrative agent and General Electric Capital Corporation, as documentation agent*	4.2
First Amendment to Credit Agreement dated as of February 18, 2004 among Affinity Group, Inc., the guarantors party thereto, the lenders party thereto, Canadian Imperial Bank of Commerce, as syndication agent, Canadian Imperial Bank of Commerce, as administrative agent and successor to Fleet National Bank, and General Electric Capital Corporation, as documentation agent*	4.3
First Amendment to Note Purchase Agreement dated as of February 18, 2004 among Affinity Group, Inc., the guarantors party thereto, the lenders party thereto, Canadian Imperial Bank of Commerce, as syndication agent, Canadian Imperial Bank of Commerce, as administrative agent and successor to Fleet National Bank, and General Electric Capital Corporation, as documentation agent*	4.4
Indenture (including form of 9% Senior Subordinated Notes due 2012) dated as of February 18, 2004 among Affinity Group, Inc., the Guarantors named therein and The Bank of New York, as Trustee*	4.5

Registration Rights Agreement dated as of February 18, 2004 among Affinity Group, Inc., the Guarantors named herein and CIBC World Markets Corp., as Initial Purchaser*	4.6
Purchase Agreement dated as of February 16, 2004 among CIBC World Markets Corp., Affinity Group, Inc. and the Guarantors named therein*	4.7
Form of Old Note*	4.8
Form of New Note*	4.9
Opinion of Kaplan, Strangis and Kaplan, P.A.	5.1
Tax Sharing Agreement among Affinity Group Holding, Inc., Affinity Group, Inc. and its subsidiaries, as amended*	10.1
Form of Phantom Stock Agreement between certain executives and Affinity Group, Inc.*	10.2
Form of Phantom Stock Agreements between certain executives and CWI, Inc.*	10.3
Form of Phantom Stock Agreements between certain executives and Camp Coast to Coast, Inc.*	10.4
Agreement with Cross Country Motor Club, Inc. as amended*	10.5
Working Agreements and Service Agreements with National General Insurance Contract, as amended*	10.6
401(k) Savings and Investment Plan*	10.7
Form of Indemnification Agreement for persons consenting to serve as directors*	10.8
Unsecured Promissory Note of AGRP Holding Corp., dated December 5, 2001*	10.9
Amended and Restated Marketing Agreement, dated March 15, 2002 by and between Camping World, Inc. and National General Insurance Company*	10.10
Statement of Computation of Ratio of Earnings to Fixed Charges*	12.1
Letter of Arthur Andersen LLP dated June 27, 2002*	16
Subsidiaries of the Registrant*	21
Consent of Kaplan, Strangis and Kaplan, P.A.**	23.1
Consent of Ernst & Young LLP, independent registered public accounting firm	23.2
Powers of Attorney*	24.1
Statement of Eligibility of Trustee, The Bank of New York, on Form T-1*	25.1
Form of Letter of Transmittal*	99.1
Form of Notice of Guarantee Delivery*	99.2

*
Previously filed.

**
Filed as part of opinion of Kaplan, Strangis and Kaplan, P.A. (see Exhibit 5.1 hereto)

        A copy of any of these exhibits will be furnished at a reasonable cost to any person upon receipt from such person of a written request for such exhibit. Such request should be sent to Affinity Group, Inc., 2575 Vista Del Mar Drive, Ventura, California, 93001, Attention: Chief Financial Officer

Item 22. Undertakings.

        (a)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy, as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (b)   The undersigned registrants hereby undertake:

          (1)   To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

    (i)
    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

    (ii)
    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchagne Act of 1934 that are incorporated by reference in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such sercurities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (c)   The undersigned registrants hereby undertake to respond to requests for information that are incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (d)   The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ventura, State of California, on this June 8, 2004.

AFFINITY GROUP, INC.
By:	/s/ MICHAEL A. SCHNEIDER Michael A. Schneider, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MICHAEL A. SCHNEIDER Michael A. Schneider	President, Chief Executive Officer and a Director (Principal Executive Officer)	June 8, 2004
/s/ THOMAS F. WOLFE Thomas F. Wolfe	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Senior Vice President	June 8, 2004
* Stephen Adams	Chairman of the Board of Directors	June 8, 2004
* Mark J. Boggess	President, Chief Executive Officer of Camping World, Inc. and Director	June 8, 2004
* Wayne Boysen	Director	June 8, 2004
* John Ehlert	Director	June 8, 2004
* David Frith-Smith	Director	June 8, 2004

* David B. Garvin	Director	June 8, 2004
* Joe B. McAdams	Director	June 8, 2004
* George Parker	Director	June 8, 2004

* Thomas F. Wolfe hereby signs this amendment to registration statement on June 8, 2004 on behalf of each of the indicated persons for whom he is attorney-in-fact pursuant to a power of attorney filed herewith.

*By:	/s/ THOMAS F. WOLFE Thomas F. Wolfe

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, each of the following registrants has duly caused this amendment to registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Ventura, State of California, on June 8, 2004.

AFFINITY BROKERAGE, INC.
CAMP COAST TO COAST, INC.
COAST MARKETING GROUP, INC.
EHLERT PUBLISHING GROUP, INC.
GOLF CARD INTERNATIONAL CORP.
GOLF CARD RESORT SERVICES, INC.
GSS ENTERPRISES, INC.
POWER SPORTS MEDIA, INC.
TL ENTERPRISES, INC.
VBI, INC.
By:	/s/ MICHAEL A. SCHNEIDER Michael A. Schneider, President and Chief Executive Officer

        With respect to each of the above entities and pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MICHAEL A. SCHNEIDER Michael A. Schneider	President and Chief Executive Officer (Principal Executive Officer)	June 8, 2004
/s/ THOMAS F. WOLFE Thomas F. Wolfe	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 8, 2004
* Stephen Adams	Director	June 8, 2004

* Thomas F. Wolfe hereby signs this amendment to registration statement on June 8, 2004 on behalf of the indicated person for whom he is attorney-in-fact pursuant to a power of attorney filed herewith.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Ventura, State of California, on June 8, 2004.

AFFINITY ADVERTISING, LP
By:	VBI, Inc., Its General Partner
By:	/s/ THOMAS F. WOLFE Thomas F. Wolfe, Chief Financial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, each of the following registrants has duly caused this amendment to registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Bowling Green, State of Kentucky, on June 8, 2004.

CAMPING WORLD, INC. CWI, INC. CAMPING REALTY, INC. CAMPING WORLD INSURANCE SERVICES OF NEVADA, INC. CAMPING WORLD INSURANCE SERVICES OF TEXAS, INC. CW MICHIGAN, INC.
By:	/s/ MARK J. BOGGESS Mark J. Boggess, President and Chief Executive Officer

        With respect to each of the above entities and pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MARK J. BOGGESS Mark J. Boggess	President and Chief Executive Officer (Principal Executive Officer)	June 8, 2004
/s/ THOMAS F. WOLFE Thomas F. Wolfe	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 8, 2004
* Stephen Adams	Director	June 8, 2004

* Thomas F. Wolfe hereby signs this amendment to registration statement on June 8, 2004 on behalf of the indicated person for whom he is attorney-in-fact pursuant to a power of attorney filed herewith.

QuickLinks

TABLE OF ADDITIONAL REGISTRANTS
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
Summary of Corporate Structure
SUMMARY OF THE EXCHANGE OFFER
SUMMARY OF TERMS OF THE NOTES
Summary Historical Consolidated Financial and Other Data
RISK FACTORS
THE EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2004 (dollars in thousands, except share amounts)
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003 (dollars in thousands)
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2004 (dollars in thousands)
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA (dollars in thousands)
SELECTED HISTORICAL FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SUMMARY COMPENSATION TABLE
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF THE NOTES
BOOK ENTRY; DELIVERY AND FORM
PLAN OF DISTRIBUTION
CERTAIN INCOME TAX CONSIDERATIONS
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
AFFINITY GROUP, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2002 AND 2003 (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
AFFINITY GROUP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 (IN THOUSANDS)
AFFINITY GROUP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDER'S (DEFICIT) EQUITY FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
AFFINITY GROUP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2001, 2002, AND 2003 (IN THOUSANDS)
AFFINITY GROUP, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
AFFINITY GROUP, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2003 AND MARCH 31, 2004 (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
AFFINITY GROUP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS) (UNAUDITED)
AFFINITY GROUP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS) (UNAUDITED)
AFFINITY GROUP, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Part II Information Not Required in Prospectus
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES